
**Marathon
Petroleum Corporation**

2021
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

WEDNESDAY
APRIL 28, 2021
10 AM
EASTERN DAYLIGHT
TIME (EDT)



FROM THE CHAIRMAN OF THE BOARD

Fellow Shareholders,

I am pleased to invite you to participate in Marathon Petroleum Corporation's 2021 Annual Meeting of Shareholders on April 28, 2021, which will be held in a virtual-only format due to public health considerations.

We have all been through a challenging year. For Marathon, the global pandemic and oil price tensions significantly affected our business, resulting in substantially decreased demand for our products and services. Our management team performed well and delivered strong operational and safety results by staying true to our core values, which are vital to our financial performance and long-term success.

Protecting Our Employees
We are very proud of our employees who have kept our critical operations running safely throughout the crisis. We remain committed to protecting the health and safety of our employees as we move through the pandemic and into economic recovery.

Positioning for Long-Term Success
Following a comprehensive succession planning process, in March, our Board selected Mike Hennigan as our President and Chief Executive Officer. Mike has led the Company's strategic initiatives to strengthen the competitive position of our assets, improve our commercial performance and lower our cost structure, building greater resiliency for our Company's future success.

Leading in Sustainable Energy
As a leader in sustainable energy, we strive to lower energy carbon intensity, increase renewable fuel processing capability and improve energy efficiency. I encourage you to learn about our progress on these and other initiatives in our *Sustainability Report* and *Perspectives on Climate-Related Scenarios* report in the "Sustainability" section of our website.

Promoting Diversity and Inclusion
We are committed to being a company where all our people can maximize their full potential and seek meaningful career opportunities. Our companywide Diversity and Inclusion (D&I) program is managed by a dedicated D&I Office and supported by Company leadership.

Upholding Strong Corporate Governance Practices
We believe our steadfast commitment to high ethical standards and strong corporate governance is a benefit to all our shareholders. I encourage you to read this Proxy Statement, as it provides information regarding our corporate governance policies and practices, as well as other information you need to make informed decisions about the matters on which you are being asked to vote.

Thank you for your continued support of Marathon Petroleum Corporation.

Sincerely,

John P. Surma

John P. Surma
Chairman of the Board



NOTICE OF 2021 ANNUAL MEETING OF SHAREHOLDERS

Meeting Date:	**Meeting Time:**	**Record Date:**	**Meeting Location:**
April 28, 2021	10 a.m. EDT	March 2, 2021	**www.virtualshareholdermeeting.com/MPC2021**

Additional Meeting Information: See "FAQs About Voting and the Annual Meeting" beginning on page 86.

DEAR SHAREHOLDER,

You are invited to attend Marathon Petroleum Corporation's 2021 Annual Meeting of Shareholders on Wednesday, April 28, 2021, at 10 a.m. EDT, to be held online at **www.virtualshareholdermeeting.com/MPC2021**. At the meeting, shareholders will be asked to vote on the following matters:

> **Proposal 1:** To elect the four director nominees for Class I named in the Proxy Statement.
>
> **Proposal 2:** To ratify the appointment of our independent auditor for 2021.
>
> **Proposal 3:** To approve, on an advisory basis, our named executive officer compensation.
>
> **Proposal 4:** To approve the Marathon Petroleum Corporation 2021 Incentive Compensation Plan.
>
> **Proposal 5:** To amend our Certificate of Incorporation to eliminate the supermajority provisions.
>
> **Proposal 6:** To amend our Certificate of Incorporation to declassify our Board of Directors.
>
> **Proposal 7:** If properly presented at the meeting, one shareholder proposal.

We will also transact any other business that may properly come before the meeting or any adjournment or postponement thereof.

Shareholders of record at the close of business on Tuesday, March 2, 2021, are entitled to vote at the Annual Meeting. See "FAQs About Voting and the Annual Meeting" for more information.

We provide our proxy materials, including our Proxy Statement and Annual Report, over the internet. This expedites your receipt of proxy materials, conserves natural resources and lowers the cost of the meeting. On or about March 15, 2021, we are posting our proxy materials at **www.proxyvote.com** and mailing to shareholders a Notice Regarding the Availability of Proxy Materials, explaining how to access the proxy materials over the internet. We also are mailing a printed set of the proxy materials to shareholders who have elected to receive paper copies. Shareholders may request a printed set of the proxy materials by following the instructions provided in the Notice.

We thank you for your continued support and look forward to your attendance at our virtual Annual Meeting.

By order of the Board of Directors,



Molly R. Benson
Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary

☑ **Your vote is important.** Whether or not you plan to participate in the virtual Annual Meeting, please vote as soon as possible using one of the following options:

		
Via the Internet:	**Call Toll-Free:**	**Mail Signed Proxy Card:**
Follow the instructions in the Notice, proxy card or voting instruction form.	Call the toll-free number on your proxy card or voting instruction form.	Follow the instructions on your proxy card or voting instruction form.

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS:

The Proxy Statement and the Marathon Petroleum Corporation Annual Report are available at **www.proxyvote.com**.

PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement, which is first being sent or made available to shareholders on or about March 15, 2021. This summary does not contain all of the information you should consider before voting. Please read the entire Proxy Statement before voting. For more complete information regarding MPC's 2020 operational and financial performance and definitions of industry terms, please review MPC's Annual Report on Form 10-K for the year ended December 31, 2020, which accompanies this Proxy Statement.

Annual Meeting and Voting Information

   

DATE AND TIME	LOCATION	RECORD DATE	VOTING
Wednesday, April 28, 2021 10 a.m. EDT	The Annual Meeting will be held virtually at **www.virtualshareholder meeting.com/MPC2021**	Tuesday, March 2, 2021 Shares outstanding: 651,968,833	Only holders of record of MPC's common stock as of the record date will be entitled to notice and to vote

As part of our precautions regarding the coronavirus and to support the health and well-being of our shareholders and employees, MPC's 2021 Annual Meeting (the "Annual Meeting") will be held exclusively online. See "FAQs About Voting and the Annual Meeting" beginning on page 86 for additional information about how to attend and vote at the virtual Annual Meeting.

Voting Items

Your vote is important. Please vote your proxy promptly so that your shares can be represented, even if you plan to attend the virtual Annual Meeting. You can vote via the internet or telephone by following the voting procedures described in the Notice, proxy card or voting instruction form, or by returning your completed and signed proxy card or voting instruction form in the provided envelope.

Proposal	Page Reference	Board Recommendation
Proposal 1. Elect four director nominees to Class I	2	**FOR** each nominee
Proposal 2. Ratify the independent auditor for 2021	23	**FOR**
Proposal 3. Approve, on an advisory basis, our named executive officer compensation	65	**FOR**
Proposal 4. Approve the 2021 Incentive Compensation Plan	66	**FOR**
Proposal 5. Amend the Certificate of Incorporation to eliminate the supermajority provisions	78	**FOR**
Proposal 6. Amend the Certificate of Incorporation to declassify the Board of Directors	79	**FOR**
Proposal 7. Shareholder proposal	80	**AGAINST**

Company Information

Our principal executive offices are located at 539 South Main Street, Findlay, OH 45840, and our telephone number is (419) 422-2121. Our website address is **www.marathonpetroleum.com**. The information on our website is not a part of this Proxy Statement.

References throughout this Proxy Statement to "the Company," "MPC," "Marathon," "we" or "our" refer to Marathon Petroleum Corporation. References to "MPLX" refer to MPLX LP, a publicly traded master limited partnership we control through our ownership of its general partner, MPLX GP LLC ("MPLX GP"), and approximately 62% of its outstanding common units. References to "Speedway" generally refer to our company-owned and operated retail transportation fuel and convenience store business, which we have agreed to sell to 7-Eleven, Inc.

Overview of Our Board of Directors

The following table provides summary information about each current member of the Board of Directors and each director nominee. More detailed information about each director nominee's background, skill set and areas of expertise can be found beginning on page 2 of this Proxy Statement.

Name	Age	Director Since	Independent	Occupation	Committee Memberships A	C	G	S	Other Current Public Company Boards*
Abdulaziz F. Alkhayyal	67	2016	✓	Retired Senior Vice President, Industrial Relations, Saudi Aramco	Member	Member		Chair	1
Evan Bayh	65	2011	✓	Senior Advisor, Apollo Global Management			Member	Vice Chair	3
Charles E. Bunch	71	2015	✓	Retired Chairman and CEO, PPG Industries		Member	Chair		3
Jonathan Z. Cohen	50	2019	✓	CEO and President, Hepco Capital Management, LLC	Member		Member		1
Steven A. Davis	62	2013	✓	Former Chairman and CEO, Bob Evans Farms, Inc.		Vice Chair	Member		3
Edward G. Galante	70	2018	✓	Retired Senior Vice President, ExxonMobil Corporation		Chair		Member	3
Michael J. Hennigan	61	2020	CEO	President and CEO, Marathon Petroleum Corporation				Member	1
James E. Rohr (retiring April 28, 2021)	72	2013	✓	Retired Chairman and CEO, The PNC Financial Services Group, Inc.	Vice Chair	Member			1
Kim K.W. Rucker	54	2018	✓	Former Executive Vice President, General Counsel and Secretary, Andeavor				Member	2
Frank M. Semple (new director nominee)	69	N/A	✓	Retired Chairman, President and CEO, MarkWest Energy Partners, L.P.					1
J. Michael Stice	61	2017	✓	Dean, Mewbourne College of Earth & Energy, The University of Oklahoma	Member		Vice Chair	Member	4
John P. Surma	66	2011	✓	Chairman of the Board, Marathon Petroleum Corporation	**INDEPENDENT CHAIRMAN**				3
Susan Tomasky	67	2018	✓	Retired President, AEP Transmission	Chair			Member	2

A Audit Committee   **C** Compensation and Organization Development Committee   **G** Corporate Governance and Nominating Committee   **S** Sustainability Committee   ● Chair   ○ Vice Chair   ○ Member

* Includes, where applicable, service on the board of MPLX GP LLC, a wholly owned subsidiary of MPC.

INDEPENDENT CHAIRMAN OF THE BOARD

2/12 Women
4/12 Diversity: Race, Ethnicity and Native American Tribal Membership

42% DIVERSE**



99% MEETING ATTENDANCE IN 2020



4.3 YEARS AVERAGE TENURE**

0-3 Yrs. 4-8 Yrs. 9+ Yrs.



92% OF DIRECTORS ARE INDEPENDENT**

4 STANDING COMMITTEES

Audit
Compensation and Organization Development
Corporate Governance and Nominating
Sustainability

** Reflects expected composition of the Board following the Annual Meeting, assuming all Class I director nominees are elected.

Governance Highlights

Key Corporate Governance Practices

The Board of Directors believes that our commitment to strong corporate governance benefits all our stakeholders, including our shareholders, employees, business partners, customers, communities and others who have a stake in how we operate. Our key corporate governance practices include:

	Page No.		Page No.
★ Shareholder right to call a special meeting of shareholders	iii	★ Annual Board and committee self-evaluations, and individual evaluations of nominees for reelection	14
★ Substantial majority of independent directors	9	★ Risk oversight by the full Board and its committees . .	15
★ Proxy access shareholder right to submit director nominations for inclusion in our proxy statement	11	★ Extensive voluntary disclosures in the areas of energy efficiency and environmental performance . . .	20
★ Majority voting standard for uncontested director elections	11	★ Extensive voluntary disclosures on our human capital management and inclusion initiatives	21
★ Strong independent Chairman role reinforces effective independent leadership on the Board	11	★ Robust shareholder engagement program	27
★ Three fully independent standing Board committees . .	12	★ Meaningful stock ownership guidelines for executive officers	41
★ Independent directors meet regularly in executive session	13	★ Prohibition on hedging and pledging of our stock	41
		★ Recoupment/clawback policy	41

Recent Governance Enhancements

We believe good governance is critical to achieving long-term shareholder value. We approach governance in a strategic and thoughtful manner, taking into consideration multiple perspectives, including those of our Board, our Corporate Governance and Nominating Committee, our shareholders, experts and other stakeholders, to align on what makes the most sense for our Company. We continuously look for ways to enhance our corporate governance and increase value to our shareholders. Recent governance enhancements and actions include:

2021
- ► Submitting to our shareholders, for consideration at the 2021 Annual Meeting, an amendment to our Certificate of Incorporation providing for annual elections for all directors
- ► Submitting to our shareholders, for consideration at the 2021 Annual Meeting, an amendment to our Certificate of Incorporation to eliminate the supermajority provisions

2020
- ► Elected an independent Chairman of the Board
- ► Amended our Audit, Compensation and Organization Development and Sustainability Committee charters to clarify committee responsibilities and ensure alignment between each Committee's function and its charter
- ► Submitted to our shareholders, for consideration at the 2020 annual meeting, an amendment to our Certificate of Incorporation providing for annual elections for all directors

2019
- ► Amended our Corporate Governance Principles to require individual director evaluations for directors whose terms expire at the next annual meeting and are eligible for reelection

2018
- ► Amended our Bylaws to give shareholders owning at least 25% of our common stock the right to call a special meeting of shareholders
- ► Amended our Corporate Governance Principles to expressly affirm the Board's commitment to actively seek diverse candidates for Board service
- ► Amended our Bylaws to eliminate the 80% supermajority requirement for Bylaw amendments, so that the approval threshold for Bylaw amendments is now a majority of outstanding shares

2016
- ► Amended our Bylaws to provide proxy access for shareholders

Sustainability Highlights

At MPC, our commitment to sustainability means taking actions that create shared value with our many stakeholders – empowering people to achieve more, contributing to progress in our communities and conserving resources in our operations. Under the guidance of the Board and its Sustainability Committee, we pursue our sustainability objectives, from our ongoing commitment to energy efficiency in our operations, to our engagement with our customers, communities and shareholders, to how we support, develop and protect our employees, to how we manage our Company.

For more information on sustainability at MPC, see pages 19–21 of this Proxy Statement and view or download our annual Sustainability Report at **www.marathonpetroleum.com/Sustainability/**.



LEADING IN SUSTAINABLE ENERGY

- ★ Companywide greenhouse gas (GHG) intensity goal for 2030
- ★ 21% reduction in GHG intensity since 2014
- ★ Sustainability metric in executive and employee compensation programs

- ★ U.S. EPA's ENERGY STAR® Partner of the Year – 2020 third straight year to receive Sustained Excellence award
- ★ Growing renewables business: conversion of Dickinson, ND, refinery into renewable diesel facility, and advancing project at Martinez, CA, facility

- ★ Included on 2021 Forbes JUST 100 list of companies leading the new era of responsible capitalism
- ★ Subsidiary Virent working to commercialize our innovative BioForming® process that converts sugars into advanced biofuels



CONSERVING NATURAL RESOURCES AND REDUCING WASTE

- ★ 45% reduction (through 2019) in criteria pollutant emissions since 2002
- ★ Over 1,300 acres of certified wildlife habitat owned and maintained

- ★ 9% reduction (through 2019) in freshwater withdrawal intensity since 2015
- ★ Methane emissions intensity reduction goal for 2025

- ★ 33% reduction (through 2019) in criteria pollutant emissions from flaring since 2015
- ★ 2019 National Oceanic and Atmospheric Administration Gold Award



CREATING SHARED VALUE AND OPPORTUNITIES

- ★ Supporting our communities with approximately $16 million in employee, corporate and foundation donations in 2020
- ★ In response to COVID-19, donated $1 million to the American Red Cross (through our foundation) and more than 500,000 N95 respirator masks

- ★ Competitive compensation for employees and enhanced parental leave benefits
- ★ 2020 and 2021 Human Rights Campaign Corporate Equality Index score of 100% (the highest possible score)

- ★ Over 35,000 employee volunteer hours in our communities in 2020
- ★ Supported 670 nonprofits and 123 schools in 2020



PROMOTING SAFETY

- ★ American Petroleum Institute Distinguished Pipeline Safety Award
- ★ Employees and contractors completed over 740,000 hours of safety training in 2020

- ★ American Fuel and Petrochemical Manufacturers Distinguished Safety Award
- ★ Full implementation of MPC's companywide Audit, Incident and Management of Change Tracking System

- ★ OSHA Voluntary Protection Programs participant, with 32 certifications covering 43 sites, with 8 new Star facilities in 2020



OPERATING WITH INTEGRITY

- ★ Annual Code of Business Conduct certification and training
- ★ Transparent sustainability reporting overseen by Sustainability Committee

- ★ Robust anti-corruption policy and due diligence program
- ★ Mature Enterprise Risk Management program includes review of sustainability risks

- ★ Human Rights Policy promotes the goals and principles of the UN's Universal Declaration of Human Rights

Executive Compensation Highlights

Recent Compensation Program Actions

Since January 1, 2020, the Compensation and Organization Development Committee has made a number of noteworthy changes to our executive compensation program. See the discussion of changes to our executive compensation program for 2020 and 2021 beginning on page 27 for more information. The Committee took the following actions in particular to recognize the challenging market environment created by the global pandemic and oil price tensions, to support our Company through those challenges and to drive achievement of goals that are important to our Company and its stakeholders.

2020

► **No relaxation of performance metrics** for our Annual Cash Bonus program or performance units despite meaningful impact of the pandemic on financial results

► Exercised **negative discretion to reduce the payout percentage** under our synergy performance unit program in light of the effects of the pandemic and 2020 business results on our share price

► Provided our new CEO with a total target compensation package **approximately 22% lower** than that of our former CEO

► Appointed a **new independent compensation consultant**

► Added a new **greenhouse gas (GHG) intensity metric** to our Annual Cash Bonus program

2021

► Undertook a **holistic reevaluation of our executive compensation program** and guiding principles

► Improved our Annual Cash Bonus program by **increasing the weighting of financial performance metrics** (from 50% to 80%), strengthening shareholder alignment and rewarding for areas of strategic focus

► Added a **new Diversity, Equality & Inclusion metric** to our Annual Cash Bonus program

► Simplified our Long-Term Incentive program while strengthening alignment with shareholders through a greater emphasis on performance-based equity

Shareholder-Friendly Executive Compensation Practices

Our executive compensation program includes many features that align with good governance practices, promote our pay-for-performance philosophy and mitigate risk to our shareholders. See "Compensation Governance" beginning on page 41 for additional information about our compensation governance practices.

WE DO:	WE DON'T:
✓ Cap performance metric achievement at 200%	✗ Pay dividends or dividend equivalents on unvested equity
✓ Grant a substantial portion of our long-term incentive awards based on relative total shareholder return	✗ Guarantee minimum bonus payments to any of our executive officers
✓ Maintain "double trigger" change-in-control payout provisions for all long-term incentive awards	✗ Allow the hedging or pledging of MPC common stock by our directors, officers or certain employees
✓ Conduct an annual shareholder Say-on-Pay vote on NEO compensation	✗ Provide excise tax gross-up provisions with regard to any change in control of MPC
✓ Limit business perquisites	✗ Provide tax gross-ups on perquisites (other than for relocation reimbursements in limited circumstances)
✓ Maintain significant stock ownership guidelines for NEOs	✗ Grant stock options below fair market value as of the grant date
✓ Impose clawback provisions on both long-term incentive and short-term incentive awards	✗ Allow the repricing of stock options without shareholder approval
✓ Require NEOs to hold all shares received under our incentive compensation plan for a minimum of one year after vesting	
✓ Have an independent compensation consultant, retained directly by the Compensation and Organization Development Committee	

TABLE OF CONTENTS

CORPORATE GOVERNANCE

Our Governance Framework

Our Corporate Governance Principles, our Amended and Restated Bylaws ("Bylaws") and the charters of our Board committees together implement the governance philosophy we believe is best for our shareholders. These governance documents address, among other things, the primary roles, responsibilities and oversight functions of the Board and its committees, director independence, committee composition, the process for director selection and director qualifications, Board, committee and individual director evaluations, director indemnification and shareholder rights, director compensation and director retirement and resignation.

Our Code of Business Conduct, which applies to all of our directors, officers and employees, defines our expectations for ethical decision-making, accountability and responsibility. Our Code of Ethics for Senior Financial Officers, which is specifically applicable to our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Controller, Treasurer and other leaders performing similar roles, affirms the principle that the honesty, integrity and sound judgment of our senior executives with responsibility for preparation and certification of our financial statements are essential to the proper functioning and success of our Company. These documents are available on our website as noted below, and printed copies are available upon request to our Corporate Secretary. We would post on our website any amendments to, or waivers from, either of these codes requiring disclosure under applicable rules within four business days following any such amendment or waiver.

Our Whistleblowing as to Accounting Matters Policy establishes procedures for the receipt, retention and treatment of any complaints we receive regarding accounting, internal accounting controls or auditing matters, and provides for the confidential, anonymous submission of concerns by our employees or others regarding questionable accounting or auditing matters.

Our Conflicts of Interest Policy provides guidance on recognizing and resolving real or apparent conflicts of interest. This policy acknowledges that business decisions on behalf of the Company must be made through the exercise of independent judgment in the Company's best interest and not influenced by the personal interests of decision-makers.

 **FIND MORE AT WWW.MARATHONPETROLEUM.COM**

The following are available under the "Investors" tab of our website, by selecting "Corporate Governance":

▶ Bylaws

▶ Corporate Governance Principles

▶ Code of Business Conduct

▶ Code of Ethics for Senior Financial Officers

▶ Whistleblowing as to Accounting Matters Policy

▶ Conflicts of Interest Policy

Our Board Committee charters, and other information about our Board, are available under the "About" tab of our website, by selecting "Board of Directors."



Retiring Director

James E. Rohr will retire from the Board of Directors effective April 28, 2021. Mr. Rohr has served with distinction on our Board since 2013 and in leadership roles as our Lead Independent Director and Chair of the Compensation Committee. We thank Jim for his years of service, his many contributions and his friendship, and wish him all the best.

Proposal 1. Election of Directors

1. The Board, acting upon the recommendation of the Corporate Governance and Nominating Committee, has nominated the following individuals as Class I directors for election to the Board:

Abdulaziz F. Alkhayyal	Michael J. Hennigan
Jonathan Z. Cohen	Frank M. Semple

✓ The Board recommends a vote **FOR** each director nominee.

The Board of Directors, which oversees the management of our business and affairs, currently is divided into three classes of directors, with one class being elected each year for a three-year term. The Board has set the current number of directors at twelve, with four directors in each class. Our shareholders elect one class each year for a three-year term. The members of Class I are due to stand for election at the 2021 Annual Meeting.

The current members of Class I are Messrs. Alkhayyal, Cohen, Hennigan and Rohr. Mr. Alkhayyal has served as a member of the Board since 2016. Mr. Cohen was appointed to the Board effective December 16, 2019, pursuant to an agreement with Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc. dated December 15, 2019. Mr. Hennigan was appointed to the Board effective April 29, 2020, following Gary R. Heminger's retirement as our Chairman. Mr. Rohr is retiring pursuant to our retirement policy concurrent with the conclusion of the 2021 Annual Meeting and thus has not been nominated for reelection as a Class I director. The Board has nominated Frank M. Semple as a nominee for Class I to fill the vacancy created by Mr. Rohr's retirement.

As informed by our individual director evaluation process discussed further on page 14, our Board recommends that shareholders vote FOR the election to the Board of each Class I director nominee. We expect each nominee will be able to serve if elected. Any director vacancy may be filled by a majority vote of the remaining directors. Any director elected in this manner would hold office until expiration of the term of office of the class to which he or she has been elected.

DIRECTOR SKILLS, EXPERIENCE AND DEMOGRAPHIC MATRIX*	Alkhayyal	Cohen	Hennigan	Semple	Bayh	Bunch	Galante	Rucker	Davis	Stice	Surma	Tomasky	
	CLASS I				CLASS II				CLASS III				
MPC Board Tenure (years)	4	1	1	3	10	5	2	2	8	4	10	2	**4.3 Years** Average Tenure
Key Skills and Experience													
Senior Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	12/12
Finance & Accounting		✓	✓	✓	✓	✓			✓	✓	✓	✓	9/12
Industry Experience	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	11/12
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	12/12
Operations Experience	✓		✓	✓		✓	✓		✓	✓	✓		8/12
Government, Legal & Regulatory		✓			✓			✓			✓	✓	5/12
ESG/Sustainability Experience	✓		✓	✓		✓	✓	✓	✓	✓	✓	✓	10/12
Public Company Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	12/12
Age (at March 15, 2021)	67	50	61	69	65	71	70	54	62	61	66	67	**64 Years** Average Age
Gender Male	○	○	○	○	○	○	○		○	○	○		83%
Female								○				○	17%
Diversity: Race, Ethnicity and Native American Tribal Membership	○			○				○	○				42%

* Reflects expected composition of the Board following the Annual Meeting, assuming all Class I director nominees are elected.

Abdulaziz F. Alkhayyal

Retired Senior Vice President, Industrial Relations, Saudi Aramco

CLASS I DIRECTOR NOMINEE
Term expires 2021



Independent Director

Age: 67

Director since: 2016

MPC Board Committees:
Audit

Compensation and Organization Development

Sustainability, Chair

Key Qualifications and Experience

✓ Senior leadership experience
✓ Industry expertise
✓ Risk management

✓ Operations experience
✓ ESG/Sustainability experience
✓ Public company governance

Career Highlights:

▶ Senior Vice President of Industrial Relations (2007-2014), Senior Vice President of Refining, Marketing and International (2001-2007), Senior Vice President, International Operations (2000-2001) of Saudi Arabian Oil Company (Saudi Aramco)

▶ Thirty-three year career at Saudi Aramco beginning in various field positions and progressing through management roles of increasing responsibility

Current Public Company Directorships: Halliburton Company (since 2014)

Other Directorships within Past Five Years: None

Education: Bachelor of Science in Mechanical Engineering, University of California, Irvine; Master of Business Administration, University of California, Irvine; Advanced Management Program, University of Pennsylvania

Other Professional Experience and Community Involvement:

▶ Director, Saudi Electricity Company (2018-2020)

▶ Director, National Gas & Industrialization Company (since 2019)

▶ Member, Board of Directors for the International Youth Foundation

Jonathan Z. Cohen

CEO and President, Hepco Capital Management, LLC

CLASS I DIRECTOR NOMINEE
Term expires 2021



Independent Director

Age: 50

Director since: 2019

MPC Board Committees:
Audit

Corporate Governance and Nominating

Key Qualifications and Experience

✓ Senior leadership experience as former CEO
✓ Finance and accounting
✓ Industry expertise

✓ Risk management
✓ Government, legal and regulatory
✓ Public company governance

Career Highlights:

▶ CEO and President of Hepco Capital Management, a private investment firm (since 2016)

▶ Chairman of the Board (2018-2020) and CEO (2017-2018), Falcon Minerals Corporation, a mineral rights acquisition and management company; Founder and CEO of its predecessor, Osprey Energy Acquisition Corp. (2016-2018); Co-Chairman of Osprey Technology Acquisition Corp. (since 2019)

▶ President (2003-2016) and CEO (2004-2016), Resource America, Inc., an asset management company

▶ Co-founder and various executive roles at Atlas Pipeline Partners, LP and Atlas Energy, Inc.

Current Public Company Directorships: Osprey Technology Acquisition Corp. (since 2019)

Other Directorships within Past Five Years: Falcon Minerals Corporation (2017-2020); Atlas Energy Group, LLC (2012-2019*); Titan Energy, LLC (2016-2019*); Energen Corporation (2018); Resource America, Inc. (2002-2016)

Education: Bachelor of Arts, University of Pennsylvania; Juris Doctor, American University School of Law

Other Professional Experience and Community Involvement:

▶ Co-founder, Castine Capital Management, LLC

▶ Chairman, Executive Committee, Lincoln Center Theater

▶ Trustee, East Harlem School; Trustee, Arete Foundation; Trustee, American School of Classical Studies in Athens, Greece

▶ Member, Board of Overseers, College of Arts and Sciences, University of Pennsylvania

* Ceased reporting under Exchange Act Section 15(d) in 2019.

Michael J. Hennigan
President and CEO, Marathon Petroleum Corporation


CLASS I DIRECTOR NOMINEE
Term expires 2021



Management Director

Age: 61

Director since: 2020

MPC Board Committees:
Sustainability

Key Qualifications and Experience

✓ Senior leadership experience as CEO   ✓ Operations experience
✓ Finance and accounting   ✓ ESG/Sustainability experience
✓ Industry expertise   ✓ Public company governance
✓ Risk management

Career Highlights:

▶ President and CEO (since March 17, 2020) and director (since April 29, 2020) of MPC; Chairman (since April 29, 2020; director since 2017), CEO (since November 2019) and President (since 2017) of MPLX

▶ President, Crude, NGL and Refined Products (2017), of the general partner of Energy Transfer Partners L.P., a natural gas and propane pipeline transport company

▶ President and CEO (2012-2017), President and Chief Operating Officer (2010-2012) and Vice President, Business Development (2009-2010), of Sunoco Logistics Partners L.P., an energy service provider

Current Public Company Directorships: MPLX GP LLC (since 2017)

Other Directorships within Past Five Years: Tesoro Logistics GP, LLC (2018-2019); Sunoco Partners LLC (2010-2017); Niska Gas Storage Partners LLC (2014-2016)

Education: Bachelor of Science in Chemical Engineering, Drexel University

---

Frank M. Semple
Retired Chairman, President and CEO, MarkWest Energy Partners, L.P.


CLASS I DIRECTOR NOMINEE



Independent Director Nominee

Age: 69

Key Qualifications and Experience

✓ Senior leadership experience as CEO   ✓ Operations experience
✓ Finance and accounting   ✓ ESG/Sustainability experience
✓ Industry expertise   ✓ Public company governance
✓ Risk management

Career Highlights:

▶ Vice Chairman (2015-2016) and director (since 2015) of MPLX following MPLX's acquisition of MarkWest Energy Partners, L.P.; director (2015-2018) of MPC

▶ President and CEO (2003-2015) and Chairman (2008-2015) of MarkWest Energy Partners, L.P.

▶ Twenty-two years of service with The Williams Companies, Inc. and WilTel Communications, progressing through management roles of increasing responsibility

Current Public Company Directorships: MPLX GP LLC (since 2015)

Other Directorships within Past Five Years: Tortoise Acquisition Corp. (2019-2020); Tesoro Logistics GP, LLC (2018-2019); MPC (2015-2018)

Education: Bachelor of Science in Mechanical Engineering, United States Naval Academy; Program for Management Development, Harvard Business School

Other Professional Experience and Community Involvement:

▶ Service in the United States Navy

▶ Member, Board of Directors, Choctaw Global, LLC

Evan Bayh

Senior Advisor, Apollo Global Management

CLASS II DIRECTOR
Term expires 2022



Independent Director

Age: 65

Director since: 2011

MPC Board Committees:

Corporate Governance and Nominating

Sustainability, Vice Chair

Key Qualifications and Experience

✓ Senior leadership experience in government
✓ Finance and accounting
✓ Risk management
✓ Government, legal and regulatory
✓ Public company governance

Career Highlights:

► Senior Advisor, Apollo Global Management, a private equity firm (since 2011)

► U.S. Senator (1999-2011); served on a number of committees, including Banking, Housing and Urban Affairs; Armed Services; Energy and Natural Resources; Select Committee on Intelligence; Small Business and Entrepreneurship; Special Committee on Aging; chaired the International Trade and Finance Subcommittee

► Governor of the State of Indiana (1989-1997); Secretary of State (1986-1989)

► Senior Advisor and Of Counsel, Cozen O'Connor Public Strategies, a law firm (2018-2019)

► Partner, McGuireWoods LLP, a global diversified law firm (2011-2018)

Current Public Company Directorships: Berry Global Group, Inc. (since 2011); Fifth Third Bancorp (since 2011); RLJ Lodging Trust (since 2011)

Other Directorships within Past Five Years: None

Education: Bachelor of Science in Business Economics, Indiana University; Juris Doctor, University of Virginia

Charles E. Bunch

Retired Chairman and CEO, PPG Industries

CLASS II DIRECTOR
Term expires 2022



Independent Director

Age: 71

Director since: 2015

MPC Board Committees:

Compensation and Organization Development

Corporate Governance and Nominating, Chair

Key Qualifications and Experience

✓ Senior leadership experience as former CEO
✓ Finance and accounting
✓ Industry experience
✓ Risk management
✓ Operations experience
✓ ESG/Sustainability experience
✓ Public company governance

Career Highlights:

► Chairman and CEO (2005-2015) and Executive Chairman (2015-2016) of PPG Industries, Inc. a global supplier of paints and coatings

► President, Chief Operating Officer and board member of PPG Industries (2002-2005)

► Thirty-six year career at PPG Industries, serving in various roles in finance and planning, marketing and general management in the United States and Europe, including as Senior Vice President of Strategic Planning and Corporate Services and Executive Vice President, Coatings

Current Public Company Directorships: ConocoPhillips (since 2014); Mondelez International, Inc. (since 2016); The PNC Financial Services Group, Inc. (since 2007)

Other Directorships within Past Five Years: PPG Industries, Inc. (2002-2016)

Education: Bachelor of Science in International Affairs, Georgetown University; Master of Business Administration, Harvard University Graduate School of Business Administration

Other Professional Experience and Community Involvement:

► Former Chairman, board of the Federal Reserve Bank of Cleveland

Edward G. Galante

CLASS II DIRECTOR
Term expires 2022

Retired Senior Vice President and Management Committee Member, ExxonMobil Corporation



Independent Director

Age: 70

Director since: 2018

MPC Board Committees:

Compensation and Organization Development, Chair

Sustainability

Key Qualifications and Experience

✓ Senior leadership experience	✓ Operations experience
✓ Industry expertise	✓ ESG/Sustainability experience
✓ Risk management	✓ Public company governance

Career Highlights:

► Senior Vice President and Management Committee member of ExxonMobil Corporation (2001-2006)

► More than 30 years at ExxonMobil Corporation in roles of increasing responsibility, including Executive Vice President of ExxonMobil Chemical Company (1999-2001)

Current Public Company Directorships: Celanese Corporation (since 2013), Lead Director (since 2016); Clean Harbors, Inc. (since 2010); Linde PLC (since 2018)

Other Directorships within Past Five Years: Andeavor (2016-2018); Praxair, Inc. (2007-2018)

Education: Bachelor of Science in Civil Engineering, Northeastern University

Other Professional Experience and Community Involvement:

► Member, Board of Directors, United Way Foundation of Metropolitan Dallas

► Vice Chairman, Board of Trustees, Northeastern University

Kim K.W. Rucker

CLASS II DIRECTOR
Term expires 2022

Former Executive Vice President, General Counsel and Secretary, Andeavor



Independent Director

Age: 54

Director since: 2018

MPC Board Committees:
Sustainability

Key Qualifications and Experience

✓ Senior leadership experience	✓ Government, legal and regulatory
✓ Industry expertise	✓ ESG/Sustainability experience
✓ Risk management	✓ Public company governance

Career Highlights:

► Executive Vice President, General Counsel and Secretary of Andeavor (2016-2018); Executive Vice President and General Counsel of Tesoro Logistics GP, LLC (2016-2018)

► Executive Vice President, Corporate & Legal Affairs, General Counsel and Corporate Secretary of Kraft Foods Group, Inc., a grocery manufacturing and processing company (2012-2015)

► Senior Vice President, General Counsel and Chief Compliance Officer (2008-2012) and Corporate Secretary (2009-2012) of Avon Products, Inc.

► Senior Vice President, Corporate Secretary and Chief Governance Officer of Energy Future Holdings Corp. (formerly TXU Corp.) (2004-2008)

► Former Partner in the Corporate & Securities group at Sidley Austin LLP, a law firm

Current Public Company Directorships: Celanese Corporation (since 2018); Lennox International Inc. (since 2015)

Other Directorships within Past Five Years: None

Education: Bachelor of Arts in Economics, University of Iowa; Juris Doctor, Harvard Law School; Master in Public Policy, John F. Kennedy School of Government at Harvard University

Other Professional Experience and Community Involvement:

► Member, Board of Trustees, Johns Hopkins Medicine

► Member, Board of Directors, Haven for Hope

Steven A. Davis

Former Chairman and CEO, Bob Evans Farms, Inc.

CLASS III DIRECTOR
Term expires 2023



Independent Director

Age: 62

Director since: 2013

MPC Board Committees:

Compensation and Organization Development, Vice Chair

Corporate Governance and Nominating

Key Qualifications and Experience

- ✓ Senior leadership experience as former CEO
- ✓ Finance and accounting
- ✓ Industry expertise
- ✓ Risk management
- ✓ Operations experience
- ✓ ESG/Sustainability experience
- ✓ Public company governance

Career Highlights:

- ▶ Chairman and CEO and member of the board of directors of Bob Evans Farms, Inc., a foodservice and consumer products company (2006-2014)
- ▶ President of Long John Silver's and A&W All-American Food Restaurants (2002-2006)
- ▶ Held senior executive and operational positions at Yum! Brands' Pizza Hut division and Kraft General Foods

Current Public Company Directorships: Albertsons Companies, Inc. (since 2015); PPG Industries, Inc. (since 2019); American Eagle Outfitters, Inc. (since 2020)

Other Directorships within Past Five Years: Sonic Corp. (2016-2018); Legacy Acquisition Corp. (2017-2020)

Education: Bachelor of Science in Business Administration, University of Wisconsin at Milwaukee; Master of Business Administration, University of Chicago

Other Professional Experience and Community Involvement:

- ▶ Member, International Board of Directors for the Juvenile Diabetes Research Foundation
- ▶ Member, The Council of Chief Executives

J. Michael Stice

Dean, Mewbourne College of Earth & Energy, The University of Oklahoma

CLASS III DIRECTOR
Term expires 2023



Independent Director

Age: 61

Director since: 2017

MPC Board Committees:

Audit

Corporate Governance and Nominating, Vice Chair

Sustainability

Key Qualifications and Experience

- ✓ Senior leadership experience as former CEO
- ✓ Finance and accounting
- ✓ Industry expertise
- ✓ Risk management
- ✓ Operations experience
- ✓ ESG/Sustainability experience
- ✓ Public company governance

Career Highlights:

- ▶ Dean, Mewbourne College of Earth & Energy at The University of Oklahoma (since 2015)
- ▶ CEO (2009-2014) and member of the board of directors (2012-2015) of Access Midstream Partners L.P., a gathering and processing master limited partnership
- ▶ Nearly 30 years' service in positions of increasing responsibility at ConocoPhillips and its predecessor companies, including as President of ConocoPhillips Qatar (2003-2008)

Current Public Company Directorships: U.S. Silica Holdings, Inc. (since 2013); MPLX GP LLC (since 2018); Spartan Acquisition Corp. II (since 2020); Spartan Acquisition Corp. III (since 2021)

Other Directorships within Past Five Years: Spartan Energy Acquisition Corp. (2018-2020); SandRidge Energy, Inc. (2015-2016)

Education: Bachelor of Science in Chemical Engineering, The University of Oklahoma; Master of Science in Business, Stanford University; Doctor of Education in Organizational Leadership, The George Washington University

John P. Surma

Chairman of the Board, Marathon Petroleum Corporation

CLASS III DIRECTOR
Term expires 2023



Independent Chairman

Age: 66

Director since: 2011

Key Qualifications and Experience

✓ Senior leadership experience as former CEO	✓ Operations experience
✓ Finance and accounting	✓ Government, legal and regulatory
✓ Industry expertise	✓ ESG/Sustainability experience
✓ Risk management	✓ Public company governance

Career Highlights:

► CEO (2004-2013) and Executive Chairman (2006-2013) of United States Steel Corporation; President and Chief Operating Officer (2003-2004); Vice Chairman and CFO (2002-2003)

► Executive roles at Marathon Oil Corporation (1997-2001), including President, Speedway SuperAmerica LLC and President, Marathon Ashland Petroleum

► Price Waterhouse LLP (1976-1997), admitted to the partnership in 1987

Current Public Company Directorships: Trane Technologies plc (formerly Ingersoll-Rand plc) (since 2013); MPLX GP LLC (since 2012); Public Service Enterprise Group Inc. (since 2019)

Other Directorships within Past Five Years: Concho Resources Inc. (2014-2020)

Education: Bachelor of Science in Accounting, Pennsylvania State University

Other Professional Experience and Community Involvement:

► Appointed by President Barack Obama to the President's Advisory Committee for Trade Policy and Negotiations (2010-2014), served as Vice Chairman

► Former Chair, board of the Federal Reserve Bank of Cleveland

► Executive Staff Assistant to the Federal Reserve Board's Vice Chairman, as part of the President's Executive Exchange Program in Washington, D.C. (1983)

► Member, board of the University of Pittsburgh Medical Center; former Chairman, board of the National Safety Council

Susan Tomasky

Retired President, AEP Transmission, a business division of American Electric Power Co.

CLASS III DIRECTOR
Term expires 2023



Independent Director

Age: 67

Director since: 2018

MPC Board Committees:

Audit, Chair

Sustainability

Key Qualifications and Experience

✓ Senior leadership experience	✓ Government, legal and regulatory
✓ Finance and accounting	✓ ESG/Sustainability experience
✓ Industry experience	✓ Public company governance
✓ Risk management	

Career Highlights:

► President of AEP Transmission, a division of American Electric Power Co., Inc. (2008-2011)

► Various executive officer positions at American Electric Power Co., including Executive Vice President and General Counsel (1998-2001), Executive Vice President of Finance and CFO (2001-2006), and Executive Vice President of Shared Services (2006-2008)

► Former Partner in the Energy Group at Hogan & Hartson (now Hogan Lovells), a law firm

► General Counsel, Federal Energy Regulatory Commission (1993-1997)

Current Public Company Directorships: Public Service Enterprise Group Inc. (since 2012); Fidelity Equity and High Income Mutual Funds (since 2020)

Other Directorships within Past Five Years: Summit Midstream Partners GP, LLC (2012-2018); Andeavor (2011-2018), including service as Lead Director (2015-2018)

Education: Bachelor of Liberal Arts, University of Kentucky; Juris Doctor, The George Washington University Law School

Other Professional Experience and Community Involvement:

► Former Director, board of the Federal Reserve Bank of Cleveland

► Member, Board of Trustees, Kenyon College

Board Composition and Director Selection

Our Corporate Governance Principles set forth the processes for director selection and the establishment of director qualifications. The Board has delegated the director recruitment process to the Corporate Governance and Nominating Committee with input from our Chairman.

The Board believes that it, as a whole, should possess the combination of skills, professional experience, and diversity of backgrounds and viewpoints necessary to oversee our business and ensure an effective mix of perspectives. Accordingly, the Board and the Corporate Governance and Nominating Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and our current and future needs. In developing long-term plans for Board composition, the Corporate Governance and Nominating Committee takes into consideration the current strengths, skills and experience of members of the Board, our director retirement policy and our strategic direction.

Director Candidates

The Corporate Governance and Nominating Committee assesses candidates for membership on the Board. The Committee may work with a third-party professional search firm to assist with identifying and evaluating director candidates and their credentials. The Committee has the authority to retain and terminate any such firm, including the authority to approve the firm's fees and other retention terms.

The Corporate Governance and Nominating Committee may also consider candidates recommended by shareholders. Shareholder candidates will be evaluated using the same criteria for director selection described below. See "Proxy Access" below for more information on the proxy access provision of our Bylaws and "FAQs About Voting and the Annual Meeting" for instructions on how shareholders may submit director nominations for our 2022 annual meeting in accordance with our Bylaws.

Director Independence

No director is deemed to be independent unless the Board affirmatively determines that the director meets the independence standards in our Corporate Governance Principles, has no material relationship with us other than as a director and satisfies the independence requirements of the New York Stock Exchange ("NYSE") and applicable Securities and Exchange Commission ("SEC") rules. The Board determines director independence at least annually, considering all relevant facts and circumstances including, without limitation:

- Transactions between the Company and the director, immediate family members of the director or organizations with which the director is affiliated, including those further discussed under "Related Party Transactions" below;

- Any service by the director on the board of a company with which we conduct business;

- The frequency and dollar amounts associated with any such transactions; and

- Whether any such transactions are at arm's length in the ordinary course of business and on terms and conditions similar to those with unrelated parties.

The Board has affirmatively determined that the following directors and nominees are independent:

Abdulaziz F. Alkhayyal	Steven A. Davis	Frank M. Semple*
Evan Bayh	Edward G. Galante	J. Michael Stice
Charles E. Bunch	James E. Rohr*	John P. Surma
Jonathan Z. Cohen	Kim K.W. Rucker	Susan Tomasky



92%
OF CURRENT DIRECTORS ARE INDEPENDENT

As our current President and CEO, Mr. Hennigan is not considered to be independent. Mr. Heminger, who served as our President and CEO until March 17, 2020 and as Chairman until April 29, 2020, was also not considered to be independent.

* Mr. Rohr is retiring concurrent with the conclusion of the Annual Meeting, and Mr. Semple has been nominated to fill the vacancy.

Board Diversity

The Board is committed to diversity, as it believes that having a variety of perspectives contributes to more effective oversight and decision-making. Our Corporate Governance Principles emphasize the importance of diversity of director backgrounds and experiences. The Board amended our Corporate Governance Principles in January 2018 to expressly affirm its commitment to actively seek in its director selection efforts women candidates and candidates of diverse ethnic and racial backgrounds who possess the experience, skills and characteristics identified within our Corporate Governance Principles.



Director Skills and Experience

In evaluating director candidates and recommending incumbent directors for renomination, the Corporate Governance and Nominating Committee considers a wide range of attributes, critical skills, experience and perspectives that it believes contribute to sound governance and effective oversight of our operations, risks and long-term strategy. At a minimum, all directors must possess integrity, good judgment, a strong work ethic, a collaborative approach to engagement, a record of public service and the ability to devote sufficient time to our affairs. In addition, the Corporate Governance and Nominating Committee has identified a number of key skills and areas of expertise it believes should be represented on the Board for the reasons shown below*:

Senior Leadership	Directors with experience in significant leadership positions bring the qualifications and skills to develop and oversee our strategy, to drive long-term value, and to motivate and retain individual leaders.	**12** of 12 Directors possess this skill
Finance and Accounting	Financial and audit expertise, particularly knowledge of finance and financial reporting processes, is critical to understanding and evaluating our capital structure and overseeing the preparation of our financial statements and internal controls over financial reporting.	**9** of 12 Directors possess this skill
Industry Expertise	Directors with leadership and operational experience in the energy industry, particularly in the areas of petroleum refining, logistics operations and retail sales, bring practical understanding of our business and effective oversight in implementing our strategy.	**11** of 12 Directors possess this skill
Risk Management	Directors with experience managing risk bring skills critical to the Board's oversight of our risk assessment and risk management programs.	**12** of 12 Directors possess this skill
Operations Experience	Directors with operations experience bring a practical understanding of developing, implementing and addressing our business strategy and development plan.	**8** of 12 Directors possess this skill
Government, Legal and Regulatory	As we operate in a heavily regulated industry, directors with experience in governmental service or in leading governmental affairs functions bring knowledge helpful to navigating these complex issues.	**5** of 12 Directors possess this skill
ESG/ Sustainability Experience	Directors with experience in overseeing, operating or advising on matters of the environment, sustainable energy, corporate and social responsibility, health and safety provide effective oversight over these matters and support our commitment to sustainability and creating shared value with our stakeholders.	**10** of 12 Directors possess this skill
Public Company Governance	Directors who have served on other public company boards have experience overseeing and providing insight and guidance to management and bring knowledge critical to the governance of our organization.	**12** of 12 Directors possess this skill

Specific information about the key qualifications and experience of each director and director nominee can be found beginning on page 2 under "Proposal 1. Election of Directors."

* Reflects expected composition of the Board following the Annual Meeting, assuming all Class I director nominees are elected.

Proxy Access

Proxy access refers to the right of shareholders meeting certain ownership criteria to nominate director candidates for inclusion in the Company's proxy materials for its annual meeting. Our Board amended our Bylaws in February 2016 to provide proxy access to our shareholders. This decision followed a careful evaluation of shareholder views, evolving practices, relevant academic research, the potential impact on the Company and proxy access frameworks adopted by other companies. Following are the key terms of our proxy access Bylaw provision:

◆	◆	◆
Any shareholder, or group of up to **20** shareholders, maintaining continuous ownership of at least **3%** of our outstanding common stock for at least **3** years	May nominate and include in our proxy materials director nominees constituting up to the greater of **2** nominees or **20%** (rounded down) of the number of directors serving on the Board	Provided that the shareholder(s) and nominee(s) satisfy the requirements specified in our Bylaws

Board Refreshment

The Board is committed to striking a balance between retaining directors with deep knowledge of the Company and seeking fresh perspectives in its recruiting efforts. Our Board and individual director evaluation process supports this objective. Our Corporate Governance Principles also implement a mandatory retirement age for directors. Directors may not stand for reelection once they reach age 72.

The Board has welcomed 5 of our 12 current directors since 2018. These new directors were deliberately selected for their deeply relevant skill sets and their ability to guide our strategy, provide effective oversight and effectively represent our shareholders' interests. The average tenure of our current directors is 5 years. Assuming all Class I director nominees are elected at the Annual Meeting, the average tenure of our directors will be 4.3 years.

Majority Voting for Directors

Our Bylaws include a majority vote standard for uncontested director elections, which requires that a nominee for director in an uncontested election receive a majority of votes cast at a stockholder meeting in order to be elected to the Board. Any director nominee who does not receive a majority of the votes cast is required to submit an irrevocable resignation to the Corporate Governance and Nominating Committee, which will make a recommendation to the Board as to whether to accept or reject the resignation or take other action. The Board will, within 90 days following certification of the election results, publicly disclose its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision.

Board Leadership and Function

Independent Chairman of the Board

Our Corporate Governance Principles provide the Board with the flexibility to exercise its business judgment on behalf of shareholders and choose the optimal leadership for the Board depending upon the Company's particular needs and circumstances at a given time. The independent members of the Board elect the Chairman and, as part of this election, review whether to combine or separate the positions of Chairman and CEO.

Mr. Hennigan was appointed MPC's President and CEO effective March 17, 2020, following the retirement of Mr. Heminger from that role. Mr. Heminger continued to serve as Chairman of the Board until our annual meeting of shareholders on April 29, 2020. Following the annual meeting, Mr. Heminger retired as Chairman, and the Board elected Mr. Surma to lead the Board as its independent Chairman. The Board believes that this leadership structure, which separates the Chairman and CEO roles, is appropriate at this time in light of MPC's business and operating environment. Mr. Surma, a long-standing member of the Board, has in-depth knowledge of the issues, challenges and opportunities facing MPC. As such, the Board believes that he is best positioned at this time to ensure that the Board's time and attention are focused on the most critical matters. His role ensures decisive independent leadership and clear accountability.

Board Committees

The Board has four standing committees, to which it has delegated certain functions and oversight responsibilities.

AUDIT COMMITTEE

Members:

Susan Tomasky, Chair*
James E. Rohr, Vice Chair
Abdulaziz F. Alkhayyal
Jonathan Z. Cohen**
J. Michael Stice
Evan Bayh**
John P. Surma**

Meetings in 2020: 7

Primary Responsibilities:

▶ Appoints, compensates and oversees the performance of the independent auditor, including approval of all services to be performed by the auditor.

▶ Reviews with management, the independent auditor and our internal auditors the integrity of our disclosure controls and procedures, annual and quarterly financial statements and internal controls over financial reporting.

▶ Oversees the internal audit function, including its structure and budget, and the performance and compensation of the chief audit executive.

▶ Reviews with management significant corporate risk exposures and risk mitigation efforts.

▶ Reviews and assesses the effectiveness of our information technology controls relating to business continuity, data privacy and cybersecurity.

▶ Monitors our compliance with legal and regulatory requirements, our Code of Business Conduct, Code of Ethics for Senior Financial Officers and Whistleblowing as to Accounting Matters Policy.

▶ Has authority to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company, and to retain independent legal, accounting, or other advisors or consultants.

* Audit Committee Financial Expert

** Effective April 29, 2020, Mr. Cohen joined the Committee, and Messrs. Bayh and Surma transitioned off the Committee.

COMPENSATION AND ORGANIZATION DEVELOPMENT COMMITTEE

Members:

Edward G. Galante, Chair*
Steven A. Davis, Vice Chair
Abdulaziz F. Alkhayyal
Charles E. Bunch
James E. Rohr*

Meetings in 2020: 10

Primary Responsibilities:

▶ Sets compensation for the CEO, incorporating relevant goals and objectives, and evaluates the CEO's performance.

▶ Sets compensation for our other executive officers and reviews the succession plan for senior management.

▶ Oversees our executive compensation policies, plans, programs and practices.

▶ Oversees our human capital management strategies and policies, including our diversity and inclusion initiatives, pay equity, talent and performance management and employee engagement.

▶ Certifies achievement of performance levels under our incentive compensation plans.

Please see "Executive Compensation" beginning on page 24 for additional information about the Compensation and Organization Development Committee and its responsibilities.

* Effective April 29, 2020, Mr. Galante replaced Mr. Rohr as Committee Chair.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Members:

Charles E. Bunch, Chair*
J. Michael Stice, Vice Chair
Evan Bayh
Jonathan Z. Cohen*
Steven A. Davis
John P. Surma*

Meetings in 2020: 6

Primary Responsibilities:

▶ Selects and recommends director candidates to the Board to be submitted for election at annual meetings and to fill any vacancies on the Board.

▶ Recommends committee assignments to the Board.

▶ Monitors our corporate governance practices and recommends to the Board appropriate corporate governance policies and procedures for our Company.

▶ Reviews and recommends to the Board compensation for our non-employee directors.

▶ Reviews political contributions, lobbying expenditures and payments to certain trade associations.

▶ Oversees the evaluation of the Board, its committees and individual directors.

* Effective April 29, 2020, Mr. Cohen joined the Committee, Mr. Surma transitioned off the Committee, and Mr. Bunch replaced Mr. Surma as Committee Chair.

SUSTAINABILITY COMMITTEE

Members:

Abdulaziz F. Alkhayyal, Chair
Evan Bayh, Vice Chair*
Edward G. Galante
Gary R. Heminger*
Michael J. Hennigan*
Kim K.W. Rucker
J. Michael Stice*
Susan Tomasky

Meetings in 2020: 4

Primary Responsibilities:

► Oversees our health, environmental, safety and security policies, plans, programs and practices, and reviews our performance and public reporting on these matters.

► Reviews our Sustainability Report and our Perspectives on Climate-Related Scenarios report.

► Oversees management's efforts on contingency planning and emergency response activities.

► Monitors our engagement with stakeholders on health, environmental, safety and security matters.

* Effective April 29, 2020, Messrs. Bayh, Hennigan and Stice joined the Committee, and Mr. Heminger retired from the Board.

The Board has determined that each member of the Audit Committee, Compensation and Organization Development Committee and Corporate Governance and Nominating Committee meets the applicable SEC and NYSE independence requirements and that each member of the Audit Committee is financially literate. No member of the Audit Committee serves on the audit committees of more than three public companies, including ours. As independent Chairman, Mr. Surma attends meetings, but is not a member of any Board committee.

In addition to these four standing committees, the Board maintains an Executive Committee, which meets as necessary to address matters that arise between Board meetings and may exercise the powers and authority of the Board subject to specific limitations consistent with our Bylaws and applicable law. Prior to April 29, 2020, this committee was comprised of the Chairman/CEO and the independent Lead Director. Effective with the conclusion of the annual meeting on April 29, 2020, this committee is comprised of the independent Chairman, the CEO and the Chair of each of the Board's four standing committees.

The Board formed three special committees in 2019, each of which was dissolved in 2020 following completion of its respective responsibilities:

► The Speedway Transaction Committee, formed to oversee the announced separation of our Speedway business, was chaired by Mr. Surma (through April 29, 2020) and Mr. Rohr (following April 29, 2020), and met seven times in 2020.

► The Midstream Review Committee, formed to evaluate strategies to enhance shareholder value through a review of our Midstream business, was chaired by Mr. Stice and met five times in 2020.

► The CEO Search Committee, formed to lead the search for our new CEO, was chaired by Mr. Galante and met four times in 2020.

 **FIND MORE AT WWW.MARATHONPETROLEUM.COM**

Each of the Board's four standing committees operates under a written charter adopted by the Board. These charters are available under the "About" tab of our website, by selecting "Board of Directors." Each charter requires the applicable committee to annually assess and report to the Board on the adequacy of its charter.

Board Meetings and Attendance

The Board met 13 times in 2020. Each of our directors attended at least 75% of the meetings of the Board and committees on which he or she served in 2020. Average director attendance at all Board and committee meetings in 2020 was **99%**.

Our Corporate Governance Principles provide that the non-employee directors will hold regular executive sessions presided over by the Chairman. The non-employee directors held nine such executive sessions in 2020. As an employee of MPC, Mr. Hennigan does not attend these sessions.

All directors are expected to attend our Annual Meeting. All members of the Board attended the virtual annual meeting of shareholders held on April 29, 2020.

Board Evaluations

Our Corporate Governance Principles provide for a robust annual Board, committee and individual director evaluation process, administered by the Corporate Governance and Nominating Committee.

		ANALYSIS AND DISCUSSION
BOARD AND COMMITTEE EVALUATIONS	Each director completes a detailed written survey designed to assess the effectiveness of both the Board as a whole and the committees on which he or she serves. The survey seeks feedback on, among other things, Board and committee composition and organization, the frequency and content of Board and committee meetings, the quality of management presentations to the Board and its committees, the Board's relationship to senior management and the performance of the Board and its committees in light of the responsibilities of each body as established in our governance documents.	✓ Summary reports of survey results are compiled and provided to all directors. ✓ The Chairman leads a discussion of Board survey results with all of the directors as a group.
INDIVIDUAL PEER AND SELF-EVALUATIONS	Our Corporate Governance Principles provide for an enhanced process to evaluate the individual performance of each director whose term expires at the next annual meeting and is eligible for reelection. This is typically accomplished by means of a detailed written survey completed by the director's peers, as well as a written self-evaluation completed by the director him/herself.	✓ Each committee's Chair leads a discussion of committee results at a committee meeting and reports out to the full Board. ✓ The Chairman and the Chair of the Corporate Governance and Nominating Committee conduct one-on-one discussions of individual evaluation results with each evaluated director.
GOVERNANCE DOCUMENT REVIEW	Each director reviews the Corporate Governance Principles and the charter of each committee on which he or she serves, and provides feedback and revision suggestions as deemed appropriate.	

Our Corporate Governance and Nominating Committee believes this process, which combines the opportunity for each director to individually reflect on Board and committee effectiveness with a collaborative discussion on performance, as well as a review of each individual director prior to his or her nomination for reelection, provides a meaningful assessment tool and a forum for discussing areas for improvement.

Communicating with the Board

All interested parties, including shareholders, may communicate directly with the Board, the Chairs of the Board's standing committees and the independent directors, including our Chairman.

MAIL Communications may be sent by regular mail to our principal executive offices, to the attention of the Corporate Secretary, Marathon Petroleum Corporation, 539 South Main Street, Findlay, OH 45840.

EMAIL
- Independent Directors (individually or as a group): non-managedirectors@marathonpetroleum.com
- Audit Committee Chair: auditchair@marathonpetroleum.com
- Compensation and Organization Development Committee Chair: compchair@marathonpetroleum.com
- Corporate Governance and Nominating Committee Chair: corpgovchair@marathonpetroleum.com
- Sustainability Committee Chair: sustainabilitychair@marathonpetroleum.com

Our Corporate Secretary will forward to the directors all communications that, in her judgment, are appropriate for consideration by the directors. Examples of communications that would not be considered appropriate include commercial solicitations and matters not relevant to the Company's affairs.



Board Oversight

Oversight of Risk Management

Among the Board's most important functions is overseeing risk management. Our risk management framework fosters close interaction among the Board, its committees and our senior management.

BOARD OF DIRECTORS

The Board, which has the ultimate responsibility for, and is actively engaged in, overseeing risk:

- Reviews strategic risks annually at a designated strategy meeting and on an ongoing basis throughout the year.
- Delegates responsibility for managing certain types of risk to its committees, which report regularly to the Board on activities in their individual areas of oversight.

AUDIT COMMITTEE	COMPENSATION AND ORGANIZATION DEVELOPMENT COMMITTEE	CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	SUSTAINABILITY COMMITTEE
Oversees risks associated with **financial and accounting** matters, as well as those related to financial reporting. Monitors compliance with regulatory requirements and internal control systems. Oversees our **enterprise risk management** process. Oversees business continuity, data privacy and **cybersecurity** risks.	Oversees risks associated with our **compensation programs**, plans and policies to ensure they do not encourage excessive risk-taking. Oversees our management **succession planning** process, as well as risks associated with talent management and **human capital management**.	Oversees the management of risks associated with **corporate governance** matters, including director independence, Board composition and succession and Board effectiveness. Reviews **political contributions and lobbying** expenditures. Oversees **shareholder engagement**.	Oversees risks associated with **sustainability and climate change** policy. Reviews and assesses the effectiveness of **health, environment, safety and security** ("HES&S") programs, performance metrics and audits. Reviews management's report on contingency planning and emergency response activities. Monitors **stakeholder concerns** related to HES&S matters.

SENIOR MANAGEMENT

Our senior management has day-to-day responsibility for:

- Identifying, assessing and managing the major risks to our Company through our enterprise risk management process.
- Implementing effective risk mitigation plans, processes and controls.

Management meets routinely on these matters and reports to the Board and its committees throughout the year.

Our senior management team has developed a strong enterprise risk management ("ERM") process for identifying, assessing and managing risk. This process is sponsored by our President and CEO and our Executive Vice President and Chief Financial Officer, led by our enterprise risk manager, and supported by officers and senior managers responsible for working across the business to manage enterprise level risks and identify emerging risks. These leaders meet routinely and provide regular updates to our Board and its committees throughout the year. Our mature company practices—developed through our ERM process, managed by our senior leaders and overseen by our Board—promote effective decision-making on business, environmental, social, political and reputational matters.

Human Capital and Executive Succession Planning

The Board believes that our people are our most important asset and are critical to our success. We strive to provide our employees with a collaborative, supportive and inclusive work environment where they can maximize their personal and professional potential. The Compensation and Organization Development Committee oversees our strategies and policies related to human capital management, including with respect to diversity and inclusion initiatives, pay equity, talent and performance management and employee engagement, and reviews our key metrics in these areas. See "Human Capital Management and Inclusion" on page 21 for additional information on our approach to these matters.

The Compensation and Organization Development Committee oversees our executive succession planning process to ensure the identification and development of future leaders, to avoid the adverse effects caused by vacancies in key leadership positions and to facilitate the execution of our long-term strategy. The Compensation and Organization Development Committee believes its succession process provides the lead time necessary to train, develop or recruit executives capable of filling key roles, including our named executive officers, within the Company when the need arises. The Compensation and Organization Development Committee typically meets with the full Board at least annually to discuss succession of our leadership. During these meetings the Committee:



| Identifies key roles based on, among other things, business impact and retention risk. | ⇨ | Assesses likely and possible successors for these roles, including their ability to reinforce our high-performing culture and promote our core values. | ⇨ | Evaluates the readiness of succession candidates, including training and development needs. |

In late 2019, we announced that Mr. Heminger had notified the Board of his intention to retire as President and CEO during the second quarter of 2020. In March 2020, following a comprehensive and robust succession planning process that included the assessment of internal and external candidates, the Board selected Mr. Hennigan, who joined MPC in 2017 and previously served as MPLX's President and CEO, to lead MPC as our new President and CEO.

Director Compensation

The Board determines annual cash and equity retainers and other compensation for non-employee directors. Directors who are also our employees receive no compensation for their service on the Board or its committees.

Annual Retainers

Our non-employee directors received the following retainers for their service on the Board in 2020.

Role	Cash Retainer ($)	Equity Retainer ($)	Lead Director Retainer ($)	Committee Chair Retainer ($)	Total ($)
Independent Chairman	350,000	175,000	—	—	525,000
Lead Director	150,000	175,000	30,000	—	355,000
Audit Committee Chair	150,000	175,000	—	25,000	350,000
Compensation and Organization Development Committee Chair	150,000	175,000	—	20,000	345,000
Corporate Governance and Nominating Committee Chair	150,000	175,000	—	15,000	340,000
Sustainability Committee Chair	150,000	175,000	—	10,000	335,000
All Other Directors	150,000	175,000	—	—	325,000

The **Cash Retainers** are paid in equal installments on a quarterly basis. Non-employee directors may elect to defer up to 100% of their annual cash compensation into an unfunded account. This deferred cash account may be invested in certain notional investment options offered under the Marathon Petroleum Corporation Deferred Compensation Plan for Non-Employee Directors, which options generally mirror the investment options offered to employees under the Marathon Petroleum Thrift Plan. Directors who defer cash compensation receive that cash in a lump sum following departure from the Board.

The **Equity Retainer** is granted in equal installments on a quarterly basis. The aggregate equity retainer for 2020 was comprised of 90% MPC restricted stock units ("RSUs") (valued at $157,500) and 10% MPLX phantom units (valued at $17,500). Directors receive MPC dividend equivalents in the form of additional MPC RSUs and MPLX distribution equivalents in the form of additional MPLX phantom units. The MPC RSUs and MPLX phantom units, including those received as dividend and distribution equivalents, are deferred, payable in MPC common stock and MPLX common units only upon a director's departure from the Board.

MPLX GP LLC Board Service

Messrs. Stice and Surma also serve on the board of MPLX GP, a wholly owned subsidiary of MPC and the general partner of MPLX. Each received an annual cash retainer (in the amount of $90,000) and a deferred equity award of MPLX phantom units (valued at $110,000) for this service in 2020. The annual cash retainer and deferred equity award are reflected in the "Fees Earned or Paid in Cash" and the "Stock Awards" columns, respectively, of the "2020 Director Compensation Table" below.

Special Committee Service

In 2019, the Board formed three special committees to: (i) oversee the announced separation of the Speedway business, (ii) evaluate strategies to enhance shareholder value through a review of our Midstream business, and (iii) lead the search for our new CEO. Each independent director served as a member of at least one special committee and received a special cash retainer of $25,000 in early 2020, which we previously reported in our proxy statement for the 2020 annual shareholders' meeting.

Matching Gifts Program

Under our matching gifts program, non-employee directors may elect to have us match up to $10,000 of their contributions to certain tax-exempt educational institutions each year. The annual limit is applied based on the date of the director's gift to the institution. Due to processing delays, the actual amount paid out on behalf of a director may exceed $10,000 in a given year.

2020 Director Compensation Table

The following table shows compensation earned by or paid to our non-employee directors during 2020 for service on our Board and, separately, for service on the Board of MPLX GP.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Abdulaziz F. Alkhayyal	160,000	175,000	—	335,000
Evan Bayh	150,000	175,000	—	325,000
Charles E. Bunch	160,096 [1]	175,000	10,000	345,096
Jonathan Z. Cohen	150,000	175,000	—	325,000
Steven A. Davis	150,000	175,000	3,750	328,750
Edward G. Galante	163,462 [1]	175,000	10,000	348,462
James E. Rohr	175,000 [1]	175,000	—	350,000
Kim K.W. Rucker	150,000	175,000	—	325,000
J. Michael Stice	240,000 [2]	285,000 [2]	10,000	535,000 [2]
John P. Surma	408,077 [1,2]	285,000 [2]	10,000	703,077 [2]
Susan Tomasky	175,000	175,000	—	350,000

[1] Retainers were prorated to reflect, effective as of April 29, 2020: Mr. Surma's election as Chairman of the Board; Mr. Rohr's conclusion of service as Lead Director; Mr. Bunch's appointment as the Nominating and Corporate Governance Committee Chair, previously held by Mr. Surma; and Mr. Galante's appointment as the Compensation and Organization Development Committee Chair, previously held by Mr. Rohr.

[2] The totals for Messrs. Stice and Surma include compensation for service on the MPLX GP board, as detailed below under "Fees Earned or Paid in Cash" and "Stock Awards."

Fees Earned or Paid in Cash reflect (i) cash retainers earned for Board service in 2020 and (ii) for each of Messrs. Stice and Surma, a $90,000 cash retainer for service to the MPLX GP board in 2020. Each director also received a special committee retainer of $25,000 for service on one or more Board special committees in 2019 and 2020, which we previously reported in our proxy statement for the 2020 annual shareholders' meeting.

Stock Awards reflect the aggregate grant date fair value of MPC RSUs and MPLX phantom units, calculated in accordance with financial accounting standards. Non-employee directors generally received grants each quarter of MPC RSUs and MPLX phantom units valued at $39,375 and $4,375, respectively, based on the closing prices of MPC common stock and MPLX common units on each respective grant date. The amounts shown for each of Messrs. Stice and Surma also include $110,000 in MPLX phantom units (made in four quarterly grants, with grant date fair values of $27,500 per quarter based upon the closing prices of MPLX common units on the respective grant dates) for MPLX GP board service during 2020.

The following table shows the aggregate MPC RSUs and MPLX phantom units outstanding for each non-employee director as of December 31, 2020.

	Earned for Service on:				Earned for Service on:		
	MPC Board		MPLX Board		MPC Board		MPLX Board
Name	MPC RSUs	MPLX Phantom Units	MPLX Phantom Units	Name	MPC RSUs	MPLX Phantom Units	MPLX Phantom Units
Alkhayyal	13,851	3,159	—	Rohr	26,519	4,863	—
Bayh	44,420	5,272	—	Rucker	8,607	2,004	—
Bunch	18,031	3,885	—	Stice	12,775	2,942	13,971
Cohen	5,353	1,215	—	Surma	44,420	5,272	29,360
Davis	26,519	4,863	—	Tomasky	8,607	2,004	—
Galante	8,607	2,004	—				

All Other Compensation reflects contributions made to educational institutions under our matching gifts program, as described above. This program is subject to an annual limit of $10,000; however, the actual amount paid out on behalf of a director may exceed $10,000 in a given year due to end-of-year processing delays.

SUSTAINABILITY AT MPC

We view sustainability as the fundamental process of shared value creation, in which strategic investment and innovation help our society achieve economic growth, environmental preservation and resource conservation to address the needs of future generations. We recognize shared value as an intentional and proactive approach to working together with all stakeholders for mutual benefit. We are committed to accountability to stakeholders — including our people, business partners, customers, communities, governments and shareholders — for our actions and for operating our businesses with a spirit of safety and environmental stewardship, integrity, respect, inclusion and collaboration. We believe that promoting sustainable social, environmental and economic benefits wherever we operate creates long-term value for our Company, our shareholders and the communities where we work and live.



Since 2011, we have published an annual Sustainability Report (previously the Citizenship Report), highlighting the commitment to our values, our communities and environmental stewardship. This report:

✓ Has been prepared in accordance with the GRI Standards: Core options, including the use of the Oil and Gas Sector Disclosures.

✓ Is consistent with the International Petroleum Industry Environmental Conservation Association (IPIECA) Sustainability Reporting Guidance for the Oil and Gas Industry (2020) and includes core reporting elements for each presented indicator.

✓ Is informed by the oil and gas industry metrics from the Sustainability Accounting Standards Board (SASB).

 Find the Sustainability Report at **www.marathonpetroleum.com/Sustainability/**.

Our Core Values

Our core values are vital to our financial performance and to our corporate image and reputation. We believe how we conduct our business is just as important as our performance. Under the Board's guidance and supervision, we pursue the highest standards of corporate responsibility by embedding these core values into our sustainability policies, practices and programs.

				
SAFETY & ENVIRONMENTAL STEWARDSHIP	**INTEGRITY**	**RESPECT**	**INCLUSION**	**COLLABORATION**
Protecting our people and the world we all share is a priority to MPC. We are committed to safe and environmentally responsible operations to protect the health and safety of our employees, contractors and communities. This commitment is reflected in our safety systems design, our well-maintained equipment and our focus on continuous learning and improvement.	Integrity at MPC is more than the business conduct policies and procedures we follow. We set high expectations for ourselves and build trust in each other, with business partners, shareholders and the communities where we work and live. We say what we're going to do – and then do it.	Respect is built upon the principle that every one of us is valuable and contributes toward achieving our vision. We treat everyone professionally, with courtesy, honesty and trust. We consider how other people's ideas can improve what we do, and we encourage everyone to openly share their perspectives, ideas and concerns.	We value diversity in culture, background, perspective and experiences. We strive to provide our employees with a collaborative, supportive and inclusive work environment where they can maximize their full potential for personal and business success. This happens when our employees, contractors and other stakeholders feel valued themselves, and value others for who they are.	We are a company of driven, accomplished professionals who are more than the sum of their training and experience. We actively partner with our communities, governments and business partners to find and create shared value, making a positive difference together. We foster constructive, solution-oriented dialogues; we genuinely listen to one another and seek out perspectives different from our own.

Leading in Sustainable Energy

Leading in sustainable energy means we strive to lower energy carbon intensity, increase renewable fuel processing and energy use, improve energy efficiency, embrace innovation and deploy advanced technologies. We are committed to reducing the carbon intensity of our products, and in March 2020, we were the first independent U.S. refiner to establish a companywide greenhouse gas (GHG) emissions intensity reduction target.



COMPANY GHG INTENSITY

Year	Value
2014	29.9
2015	28.3
2016	28.0
2017	26.1
2018	25.3
2019	23.8
2020	23.7

GHG Intensity Target*

30% below 2014 levels by 2030

*Tied to executive and non-executive compensation

(tonnes CO2e/mboe manufacturing input)

Additionally, we linked achievement of the goal to our executive and employee compensation programs. Our new Sustainability metric combines a new GHG intensity metric that measures our progress toward our GHG emissions intensity reduction goal together with a number of existing safety- and environmental-related metrics. See "New Sustainability Metric Included in Annual Cash Bonus Program" beginning beginning on page 27 for further information.

Our 2030 target builds upon our years-long commitment to reduce the carbon intensity of our operations and products, which has lowered our GHG emissions intensity by approximately 21% since 2014.

Additional focus areas to achieve the 2030 goal include expanding our energy efficiency program, reducing methane emissions and increasing our use of renewable energy. We have outlined a number of these initiatives in our 2020 Perspectives on Climate-Related Scenarios report. We are committed to reassessing this goal as achievements toward GHG emissions intensity reductions are realized.



PERSPECTIVES ON CLIMATE-RELATED SCENARIOS

Risks and Opportunities

October 2020

✓ Published annually and available on MPC's website at www.marathonpetroleum.com/Sustainability/.

✓ Provides a detailed look at the Board's climate-related risk management oversight, scenario analyses, asset optimization and portfolio management.

✓ Modeled on the disclosures recommended by the Financial Stability Board's Task Force on Climate-related Financial Disclosures (TCFD); continued enhancement each year based upon those recommendations.

✓ Concludes MPC is well positioned to remain successful into the future.

Human Rights

Our long-standing commitment to human rights is set forth in our Human Rights Policy and our Code of Business Conduct, both available on our website. Our policy describes our obligation to respect the rights of our employees and members of the communities where we operate, and provides guidance on managing this important obligation, including conducting due diligence and remediating human rights impacts on projects where applicable. We support the goals and principles of the United Nations Universal Declaration of Human Rights. Our commitment extends to the fair treatment and meaningful involvement of all people, including indigenous people, regardless of race, color, gender, gender identity, national origin, religion, sexual orientation or income level. We apply the same expectations to our suppliers, contractors and other business partners.

 **FIND MORE AT WWW.MARATHONPETROLEUM.COM**

The "Sustainability" tab of our website offers a more comprehensive look at our corporate responsibility and sustainability programs. The policies, practices and procedures that underpin these efforts, as well as key disclosures showing our progress, can be found under "Reports and Policies," including:

▶ Sustainability Report

▶ Human Rights Policy

▶ Supplier Code of Conduct

▶ HES&S Beliefs and Policy

▶ Perspectives on Climate-Related Scenarios report

▶ Performance Data, including GHG emissions data

Human Capital Management and Inclusion

At MPC, we believe our employees are our greatest source of strength, and our culture reflects the quality of individuals across our workforce. Our collaborative efforts to foster an inclusive environment, provide broad-based development and mentorship opportunities, recognize and reward accomplishments, and offer benefits that support the well-being of our employees and their families contribute to increased engagement and fulfilling careers. Empowering our people and prioritizing accountability also are key components for developing MPC's high-performing culture, which is critical to achieving our strategic vision.



TALENT MANAGEMENT

Executing our strategic vision requires that we attract and retain the best talent. Recruiting and retention success requires that we effectively nurture new employees, providing opportunities for long-term engagement and career advancement. We value diverse perspectives in the workforce, so we seek candidates with a variety of backgrounds and experience. We provide a broad range of leadership training opportunities to support the development of leaders at all levels. Our programs, which are offered across the organization, are a blended approach of business and leadership content, with many featuring external faculty. We believe networking and access to our executive team are key leadership success factors, and we incorporate these opportunities into all of our programs.



DIVERSITY AND INCLUSION

We are committed to being a company where all our people can maximize their full potential and seek the career opportunities they desire, and we know this only happens when our employees, contractors and other stakeholders feel valued for their diverse backgrounds, experiences and perspectives. We welcome new ideas, invest in our people, and work to foster a collaborative, inclusive team environment. Additionally, our annual cash bonus program for 2021 includes a new metric intended to measure our effectiveness toward reaching our five-year ethnicity and gender representation goals.

Our companywide Diversity and Inclusion (D&I) program is managed by a dedicated D&I Office team and supported by leadership. Our program is based on our three-pillar D&I strategy of building awareness, increasing representation and ensuring success. The strategy focuses on understanding the benefits of diverse perspectives, increasing diversity across the organization and recognizing that cultural inclusion is an ongoing process. We have employee networks focusing on six populations: Asian, Black, Hispanic, Veterans, Women and LGBTQ+. All networks encourage ally membership. Our employee networks have 60 chapters across the Company, and all networks encourage ally membership. This broad support extends also to our leaders throughout MPC, with each employee network represented by two active executive sponsors. The sponsors form several counsels that meet regularly to share updates, gain alignment, build deeper connections across networks and pursue collaboration ideas. Our employee networks not only provide opportunities for our employees to make meaningful and supportive connections, but they also serve a significant role in our D&I strategy.



COMPENSATION AND BENEFITS

To ensure we are offering competitive pay packages in our recruitment and retention efforts, we annually benchmark compensation, including base salaries, bonus levels and equity targets. We offer comprehensive benefits, including medical, dental and vision insurance for our employees, their spouses or domestic partners, and their dependents. We also provide retirement programs, life insurance, education assistance, family assistance, short-term disability and paid vacation and sick time. We offer eight weeks of paid parental leave benefit for birth mothers and four weeks for nonbirth parents, including adoptive and foster parents. Both full-time and part-time employees are eligible for this benefit. Parents who both work for the Company are each eligible for a parental pay benefit.



SAFETY

We are committed to safe and environmentally responsible operations to protect the health and safety of our employees, contractors and communities. This commitment is reflected in our safety systems design, our well-maintained equipment and our focus on continuous learning and improvement. Additionally, our annual cash bonus program metrics include several employee, process and environmental safety metrics.

The COVID-19 pandemic has underscored for us the importance of keeping our employees safe and healthy. In March 2020, we activated our Corporate Emergency Response Team to ensure a consistent and aggressive response across all facets of our Company. The safety and health of our employees, including our essential personnel, were our top priorities. As part of our existing pandemic plan, we had a central inventory of N95 respirators, surgical masks and nitrile gloves to supply to our employees and contractors when the pandemic began. We implemented a number of protective measures to ensure employee and contractor safety as they continued to keep our critical operations running safely. We continue to monitor the situation and adapt our practices as appropriate.

AUDIT MATTERS

Auditor Fees and Services

Auditor Independence

Our Audit Committee has considered whether PricewaterhouseCoopers LLP is independent for purposes of providing external audit services to the Company and has determined that it is.

Auditor Fees

Aggregate fees for professional services rendered for the Company by PricewaterhouseCoopers LLP for the years ended December 31, 2020 and 2019 were ($ in thousands):

Services	2020 ($)	2019 ($)
Audit	16,853 [1]	10,933
Audit-Related	—	—
Tax	877	933
All Other	5	225
Total	**17,735**	**12,091**

(1)   Includes approximately $6.6 million for professional services rendered in connection with the planned sale of our Speedway business.

Audit Fees for the years ended December 31, 2020, and December 31, 2019, were for professional services rendered for the audit of consolidated financial statements and internal controls over financial reporting; the performance of subsidiary, statutory and regulatory audits; the issuance of comfort letters; the provision of consents; and the review of documents filed with the SEC. Audit fees for the year ended December 31, 2020, also included professional services rendered for the carve-out audits of the Speedway business combined financial statements in connection with our agreement to sell the business.

Tax Fees for the years ended December 31, 2020, and December 31, 2019, were for professional services rendered for income tax compliance and consultation services, and to assist management in estimating MPLX income and deduction allocations to MPC.

All Other Fees for the year ended December 31, 2020, were for an accounting research and disclosure checklist software license. All Other Fees for the year ended December 31, 2019, were for non-audit advisory services and an accounting research and disclosure checklist software license.

MPLX, a consolidated subsidiary of MPC, separately pays its own independent auditor fees, which totaled $6.3 million for the year ended December 31, 2020, and $8.5 million for the year ended December 31, 2019.

Pre-Approval of Audit Services

Our Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services Policy sets forth the procedure for the Audit Committee to pre-approve all audit, audit-related, tax and permissible non-audit services, other than as provided under a de minimis exception. Our CFO annually presents the Audit Committee with a forecasted budget of audit, audit-related, tax and permissible non-audit services, and updates the Committee throughout the year as needed. The Audit Committee may pre-approve any services to be performed by our independent auditor up to 12 months in advance and may pre-approve services by specific categories pursuant to the forecasted budget.

For unbudgeted items, the Audit Committee has delegated pre-approval authority of up to $500,000 to the Committee's Chair; such items are reported to the full Audit Committee at its next scheduled meeting.

In 2020 and 2019, our Audit Committee pre-approved all audit, audit-related, tax and permissible non-audit services pursuant to this policy and did not use the de minimis exception.

Certain Hiring Guidelines

We have established Guidelines for Hiring of Employees or Former Employees of the Independent Auditor that ensure our compliance with applicable law and NYSE listing standards.

 **FIND MORE AT WWW.MARATHONPETROLEUM.COM**

The following are available under the "Investors" tab of our website by selecting "Corporate Governance":

▶ Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services Policy

▶ Guidelines for Hiring of Employees or Former Employees of the Independent Auditor

Audit Committee Report

The Audit Committee has reviewed and discussed with management MPC's audited financial statements and its report on internal control over financial reporting for 2020. The Audit Committee discussed with the independent auditors, PricewaterhouseCoopers LLP, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence. Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements and the report on internal control over financial reporting for Marathon Petroleum Corporation be included in MPC's Annual Report on Form 10-K for the year ended December 31, 2020, for filing with the SEC.

AUDIT COMMITTEE

Susan Tomasky, Chair

James E. Rohr, Vice Chair

Abdulaziz F. Alkhayyal

Jonathan Z. Cohen

J. Michael Stice

Proposal 2. Ratify the Independent Auditor for 2021

2. The Audit Committee has appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2021. We are submitting this appointment to our shareholders for ratification.

✓ The Board recommends a vote **FOR** this proposal.

Our Audit Committee is responsible for appointing, replacing, compensating and overseeing the work of the independent auditor. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has served as our independent auditor since 2010. The Audit Committee has appointed PricewaterhouseCoopers LLP as our independent auditor to audit the Company's books and accounts for the year ending December 31, 2021. As a matter of good corporate governance, the Board has directed that this appointment be submitted to our shareholders for ratification. If our shareholders do not ratify this appointment, our Audit Committee will reconsider whether to retain PricewaterhouseCoopers LLP. Even if the appointment is ratified, our Audit Committee may, in its discretion, direct the appointment of a different independent auditor at any time during the year if it determines such change would be in our best interests or in the best interests of our shareholders.

We expect representatives of PricewaterhouseCoopers LLP to be present at our virtual Annual Meeting, with an opportunity to make a statement if they desire to do so, and to be available to respond to appropriate questions from our shareholders.

EXECUTIVE COMPENSATION

In this Compensation Discussion and Analysis ("CD&A"), we provide an overview of our compensation philosophy and objectives and our executive compensation program, and explain how and why the Compensation and Organization Development Committee made its 2020 compensation decisions for our named executive officers listed below (our "NEOs"). We recommend this section be read together with the tables and related disclosures in "Executive Compensation Tables" below.

Executive Summary

Named Executive Officers for 2020

This CD&A focuses on the compensation for our NEOs, which for 2020 included our current Chief Executive Officer ("CEO"), former CEO, Chief Financial Officer ("CFO"), and three other most highly compensated executive officers serving as executive officers at the end of 2020. Our NEOs for 2020 were:

Name	Title as of December 31, 2020
Michael J. Hennigan	President and CEO (effective March 17, 2020); MPLX, President (since 2017), CEO (since 2019) and Chairman (since April 29, 2020)
Donald C. Templin	Executive Vice President and CFO (transitioned from CFO role effective January 25, 2021)
Timothy T. Griffith	President, Speedway LLC
Raymond L. Brooks	Executive Vice President, Refining
Suzanne Gagle	General Counsel
Gary R. Heminger	Former Chairman (retired effective April 29, 2020) and Former President and CEO (until March 17, 2020)

In late 2019, our then Chairman, President and CEO, Mr. Heminger, announced his plans to retire. Following a comprehensive succession planning process, as further described in "Human Capital and Executive Succession Planning" on page 16, the Board selected Mr. Hennigan, who joined our company in 2017 and previously served as MPLX's President and CEO, to lead MPC as our President and CEO. Mr. Heminger ceased to serve as President and CEO effective March 17, 2020, and Mr. Hennigan assumed the role of President and CEO on that date. Mr. Heminger continued to serve as Chairman of the Board until our annual meeting of shareholders on April 29, 2020. Following the annual meeting, Mr. Heminger retired as Chairman, and the Board elected Mr. Surma to lead the Board as its independent Chairman.

Key Events Influencing Executive Pay in 2020

<table>
<tr><td colspan="2">KEY EVENTS IMPACTING MPC</td></tr>
<tr><td>Challenging Market Conditions</td><td>Leadership Transition</td></tr>
<tr><td>

► Challenges created by the global pandemic and oil price tensions resulted in:

   • A significant decrease in demand for our products and services

   • Reduction in share price for MPC and our direct peers/competitors

</td><td>

► Retirement of Mr. Heminger as our CEO, and appointment of Mr. Hennigan as our new CEO

► Separation of CEO and Chairman roles, and appointment of Mr. Surma as our new Chairman

► Transition of Compensation and Organization Development Committee Chair responsibilities to Mr. Galante

</td></tr>
</table>



<table>
<tr><td colspan="2">OUR STRATEGIC RESPONSE TO EVOLVING MARKET CONDITIONS</td></tr>
<tr><td>Short-Term Strategic Focus</td><td>Other Key Strategic Actions</td></tr>
<tr><td>

► Strengthen the competitive position of our assets

► Improve our commercial performance

► Lower our cost structure

</td><td>

► Significant progress toward the sale of our Speedway business

► Growing our renewables business as a leader in sustainable energy

► Positioning MPC for long-term success and through-cycle resilience

</td></tr>
</table>



<table>
<tr><td colspan="2">COMPENSATION PROGRAM ACTIONS TO SUPPORT MPC THROUGH CHALLENGING MARKET ENVIRONMENT</td></tr>
<tr><td>2020</td><td>2021</td></tr>
<tr><td>

► **No relaxation of performance goals** for our Annual Cash Bonus program or performance units despite the negative impact of the pandemic on financial results

► Exercised **negative discretion to reduce the payout percentage** under our synergy performance unit program in light of the effects of the pandemic and 2020 business results on our share price

► **Reduced CEO total target compensation by approximately 22%** upon the transition to new CEO

► Appointed a **new independent compensation consultant**

► Added a new **greenhouse gas (GHG) intensity metric** to our Annual Cash Bonus program

► Made organizational changes designed to reduce overall executive compensation expenses by more than $15 million annually

</td><td>

► Undertook a **holistic review of our executive compensation program** and guiding principles to strengthen shareholder alignment

► Improved our Annual Cash Bonus program by **increasing the weighting of financial performance metrics** (from 50% to 80%), strengthening shareholder alignment and rewarding for areas of strategic focus

► Added a **new Diversity, Equality & Inclusion metric** to our Annual Cash Bonus program

► Strengthened our Long-Term Incentive program design by:

   • Increasing the weighting of performance-based equity from 50% to 60% for executive participants

   • Reducing the types of equity granted from five to three and discontinuing the use of stock options

   • Adding the S&P 500 Index and Alerian MLP Index to our relative TSR performance group

</td></tr>
</table>

Pay for Performance

The Compensation and Organization Development Committee has designed our executive compensation program to reflect our strong focus on pay for performance, which the Committee believes drives superior financial results and value creation. We tie pay to performance by:

► Structuring a significant portion of our executives' target pay as performance-based compensation, including our Annual Cash Bonus program and performance-based long-term incentive awards.

► Evaluating our performance against rigorous, pre-established financial and sustainability performance measures.

► Exercising discretion with respect to incentive compensation otherwise payable upon achievement of pre-established goals to adjust for unforeseen business occurrences.

Our executive compensation program is designed to reward achievement of specific Company performance and individual performance goals. Performance measures include a broad spectrum of metrics that are aligned with our vision, including goals relating to financial results as well as environmental, social, governance and safety matters. Target, threshold and maximum performance goals for these measures are established at the beginning of each year by evaluating factors such as performance achieved in the prior year(s), anticipated challenges for the current year, our business plan and our overall strategy. The Compensation and Organization Development Committee certifies achievement of the performance measures under our Annual Cash Bonus program and our performance units, and annually evaluates our NEOs' performance in achieving our performance measures and executing on our other business and strategic objectives.

The Compensation and Organization Development Committee believes awarding a significant portion of our executives' pay in the form of performance-based long-term incentive awards creates a strong link between our NEOs' compensation and our performance relative to our respective peers. The following tables show our one-year, three-year and five-year total shareholder return ("TSR"), which in each case was at or above the median TSR of the performance unit peer group as of the end of the applicable performance period. We calculated TSR for purposes of these graphs using the same methodology and peer group that we use for our 2020 MPC performance unit awards, as further described below under "2020 Long-Term Incentive Compensation Program" beginning on page 35.



Strong Alignment with Shareholders

Our compensation program is also designed to reflect a strong alignment between our NEOs' interests and our shareholders' interests, which the Compensation and Organization Development Committee believes is a key component of a successful executive compensation program. We achieve this alignment by:

► Structuring a significant portion (in 2020, 72% for Mr. Hennigan, our current CEO; 66% for the other current NEOs) of our executives' target pay in the form of equity compensation.

► Tying our MPC performance-based long-term incentive awards to a three-year relative TSR measure.

► Maintaining significant stock ownership requirements to ensure our executives hold a meaningful amount of our stock (6x base salary for the CEO; 4x base salary for presidents and executive vice presidents; 3x base salary for our general counsel, chief human resources officer and senior vice presidents).



2020 CEO EQUITY COMPENSATION MIX

■ Equity Compensation (target)
■ Other Compensation (target)

Our mix of short-term cash compensation (primarily base salary and annual cash bonus) and long-term equity awards encourages focus on both shorter-term business objectives and longer-term financial and strategic objectives without introducing excessive risk. In general, employees with more ability to directly influence overall Company and business segment performance, such as our NEOs, have a greater portion of their overall compensation provided through long-term incentives.

Shareholder Engagement and "Say-on-Pay" Voting Results

We regularly engage with our shareholders on a wide range of topics, including our executive compensation. Our shareholders have the opportunity each year to cast an advisory Say-on-Pay vote on our NEOs' compensation. At our 2020 annual meeting, our shareholders approved our NEO compensation with approximately 90% of the vote. The Compensation and Organization Development Committee believes this level of shareholder support generally affirms the design and objectives of our executive compensation program. We also maintain regular dialogue with a wide variety of investors on numerous topics, including our NEO compensation program, and make changes in response to feedback as appropriate. The Compensation and Organization Development Committee considered both the most recent Say-on-Pay results and feedback from our investor engagement efforts when undertaking a holistic reevaluation of our executive compensation program in 2020 and making the changes described below under "Changes to Our Executive Compensation Program for 2020" and "Further Changes to Our Executive Compensation Program for 2021."

Shareholder engagement and the outcome of our annual Say-on-Pay vote will continue to inform our future compensation decisions. Our shareholders have the opportunity to vote on our NEO compensation at the upcoming Annual Meeting. See Proposal 3 on page 65 of this Proxy Statement for more information on this advisory vote.

Changes to Our Executive Compensation Program for 2020

Compensation and Organization Development Committee Evolution
In 2020, the Board made important changes to the committee formerly known as the Compensation Committee, renaming it the Compensation and Organization Development Committee to explicitly recognize the Committee's oversight of our human capital management strategies and policies, including our diversity and inclusion initiatives, pay equity, talent and performance management and employee engagement. The Compensation and Organization Development Committee subsequently amended its charter to specifically set out its responsibilities with respect to these matters, which are critical to our long-term success as a company.

New Compensation Committee Leadership
The Board selected Mr. Galante as the new Chair of the Compensation and Organization Development Committee in April 2020. Mr. Galante replaced Mr. Rohr, who is retiring from the Board on the Annual Meeting date consistent with our retirement policy for directors.

Selection of New Independent Compensation Consultant
The Compensation and Organization Development Committee believes it is good governance to periodically review its independent compensation consultant and did so in mid-2020. When conducting its review, the Compensation and Organization Development Committee identified five firms as potential consultants based upon its consideration of each firm's independence, experience within our industry and reputation. The Committee then used a points-based system to evaluate each firm's personnel, philosophy and work practices, preliminary analysis of our programs and fee structure. Following this process, F. W. Cook & Co., Inc. ("FW Cook") was selected as the Committee's new independent compensation consultant to provide information and advice on our executive compensation program design and implementation.

New Sustainability Metric Included in Annual Cash Bonus Program
In February 2020, the Compensation and Organization Development Committee approved adjustments to the metrics of our Annual Cash Bonus ("ACB") program for 2020, including the addition of a new Sustainability metric, the removal of the previous Synergy Capture metric, and a general reweighting of the pre-established metrics, which comprised 80% of the program for 2020.

The Sustainability metric combines a new GHG intensity metric that measures our incremental progress toward our greenhouse gas emissions intensity reduction goals together with a number of existing safety- and environmental-related metrics (including Designated Environmental Incidents, the Marathon Safety Performance Index and the Process Safety Events Rate). This new metric is weighted at 20%, with each of its four components weighted at 5%. See "2020 Annual Cash Bonus Program" below for a further description of each of these components.



SUSTAINABILITY METRIC 20%

- GHG Intensity
- Designated Environmental Incidents
- Marathon Safety Performance Index
- Process Safety Events Rate

The Compensation and Organization Development Committee retains the discretion in all cases to adjust any payout under the ACB program based upon its assessment of our performance in safety and environmental stewardship, which is one of our core values discussed further on page 19 under "Sustainability at MPC."

Changes to Types of Awards Made Under the Long-Term Incentive Program
As shown in the discussion of our Long-Term Incentive ("LTI") program below, 20% of the MPC-based LTI awards granted to our NEOs in 2019 were in the form of restricted stock. For 2020, the Compensation and Organization Development Committee awarded this portion of the LTI program to our NEOs in the form of restricted stock units ("RSUs").

Further Changes to Our Executive Compensation Program for 2021

2021 ACB Program Metrics
The Compensation and Organization Development Committee annually considers the structure of our ACB program and makes adjustments it believes will best incentivize our NEOs to achieve goals that are important to our Company and its stakeholders. Changes applicable to the 2021 ACB program include:

- Financial performance metrics, previously weighted at 50%, will be weighted at 80%.

- EBITDA (as defined below) and distributable cash flow will now be measured on a per MPC share basis and a per MPLX unit basis, respectively.

- A new refining operating costs metric has been added to reflect this key management initiative imperative to our success.

- The Environmental, Social & Governance metric, previously referred to as the Sustainability metric, will now include a Diversity, Equality & Inclusion component to measure our effectiveness toward reaching our five-year ethnicity and gender representation goals.

2021 LTI Program Structure
Following discussions with FW Cook, its independent compensation consultant, the Compensation and Organization Development Committee determined to make a number of changes to our LTI program for 2021 to reduce complexity and promote Company financial performance and value creation. These changes include:

- The types of LTI awards granted have been reduced from five to three, and stock options will no longer be granted.

- Adjustments to the LTI mix – now 60% MPC performance share units, 20% MPC RSUs and 20% MPLX phantom units – result in an overall increase in performance-based awards from 50% to 60%.

- The relative TSR performance group for MPC performance units will now include the S&P 500 Index and the Alerian MLP Index.

- To increase alignment with our shareholders, performance share units, previously denominated in dollars, will now be denominated in shares of MPC common stock.

- To smooth grant date volatility, awards will now be determined on the basis of the average 30-calendar day closing price prior to grant date.

How We Set Executive Compensation

Our Compensation and Organization Development Committee is responsible for establishing and overseeing our executive compensation program and policies, consistent with our overall compensation philosophy. In designing our program and making compensation decisions, the Compensation and Organization Development Committee considers a variety of factors, including our executive compensation philosophy and objectives, information provided by its independent compensation consultant, market data from our peer group, input from the CEO and any other information the Committee may deem relevant in its discretion.



Executive Compensation Philosophy and Objectives

We believe our executive compensation program plays a critical role in maximizing long-term shareholder value. Our program supports our ability to attract, motivate, retain and reward the highest quality executives who we believe will create value for our shareholders by executing our business priorities, including strong operational performance and responsible corporate leadership.

Our Compensation and Organization Development Committee periodically reviews our compensation philosophy to ensure it achieves these objectives, making adjustments as necessary to reflect peer group and industry practices, as well as shareholder feedback. Our current philosophy generally targets Total Direct Compensation for our NEOs at the market median (50th percentile) of the compensation for executives serving at comparator companies. Total Direct Compensation is comprised of an executive's base salary, plus target annual cash bonus, plus the intended value of long-term incentive awards. Our Compensation and Organization Development Committee believes that focusing on Total Direct Compensation, rather than each individual element of compensation, plays a critical role in attracting, retaining, motivating and rewarding the highest quality executives.

The Compensation and Organization Development Committee designed our executive compensation program to:

✓ Provide fair and competitive levels of compensation, after taking into account individual roles and responsibilities, while allowing for the discretion to place each NEO within the competitive range of each pay element.

✓ Align executive compensation with Company and individual performance.

✓ Foster an ownership culture that aligns our NEOs' interests with creating long-term value for our shareholders.

✓ Consider the cyclical commodity influences of the business.

✓ Discourage excessive risk-taking and appropriately align risk with reward.

Compensation and Organization Development Committee Consultant

To promote objectivity in reviewing and analyzing market data and trends, the Compensation and Organization Development Committee has engaged an independent compensation consultant. The consultant reports directly to our Compensation and Organization Development Committee, attends Compensation and Organization Development Committee meetings and advises the Compensation and Organization Development Committee on:

Designing and implementing our compensation policies and programs to accomplish our objectives.	Comparative data on the executive compensation policies and practices of our peers.	How our compensation programs and policies align with relevant regulatory requirements and governance standards.

See "Compensation Governance—Independent Compensation Consultant" for additional information about the compensation consultant's independence and related matters.

Peer Group and Market Data

The Compensation and Organization Development Committee considers market data, developed in consultation with its independent compensation consultant, as one of several factors in setting pay. Our primary peer group for 2020 compensation decisions (the "Compensation Peer Group"), developed by the Compensation and Organization Development Committee in May 2019 in consultation with Pay Governance LLC, its independent compensation consultant at the time, and unchanged from the prior year's peer group, consisted of large and diverse oil and gas, chemical and industrial companies, many of which are sensitive to fluctuations in commodity prices. The Compensation and Organization Development Committee believes that including certain companies outside the energy industry helps ensure the Compensation Peer Group is large enough to minimize year-over-year volatility in compensation data.

2020 COMPENSATION PEER GROUP	
3M Company	General Motors Company
Archer-Daniels-Midland Company	Halliburton Company
The Boeing Company	Honeywell International Inc.
Caterpillar Inc.	Johnson Controls International plc
Chevron Corporation	Phillips 66
ConocoPhillips	PPG Industries, Inc.
Deere & Company	Schlumberger Limited
DowDuPont Inc.	United Technologies Corporation (now Raytheon Technologies Corporation)
Exxon Mobil Corporation	Valero Energy Corporation
Ford Motor Company	

PEER GROUP SELECTION CRITERIA

○ Revenues generally greater than $15 billion

○ Heavy manufacturing operations

○ Commodity exposure

○ Safety and environmental focus

○ Availability of publicly reported information

MPC POSITIONING RELATIVE TO PEERS
(at time of peer selection)



| Revenue | 65th Percentile |
| Market Capitalization | 27th Percentile |

50th

Data from the Compensation Peer Group was considered when making 2020 compensation decisions for certain officer roles, including those held by Messrs. Hennigan, Templin, Griffith, Brooks and Heminger. For certain other officer roles, including the role of General Counsel held by Ms. Gagle, the Compensation and Organization Development Committee used data provided by Pay Governance LLC from a broader peer group from the 2019 Willis Towers Watson Executive Compensation Database. The broad peer group used for 2020 compensation decisions was comprised of 28 large industrial entities, including 16 members of the Compensation Peer Group:

3M Company	Dow Inc.	General Motors Company	Occidental Petroleum Corporation
Archer-Daniels-Midland Company	DuPont de Nemours, Inc.	General Dynamics Corporation	Phillips 66
The Boeing Company	Eaton Corporation plc	Honeywell International Inc.	Royal Dutch Shell plc
BP p.l.c.	Exxon Mobil Corporation	Johnson Controls International plc	Schlumberger Limited
Caterpillar Inc.	FedEx Corporation	LyondellBasell Industries N.V.	United Parcel Service, Inc.
Chevron Corporation	Ford Motor Company	Koch Industries	United Technologies Corporation
ConocoPhillips	General Electric Company	Northrop Grumman Corporation	Valero Energy Corporation

Compensation Decisions

In addition to information provided by the independent compensation consultant, peer group and market data, and any other factors the Compensation and Organization Development Committee may deem relevant, the Committee seeks significant input from the CEO on compensation decisions and performance appraisals for all executive officers other than himself.[*] The Compensation and Organization Development Committee also meets regularly in executive session outside the presence of the CEO and other executive officers. The Committee then makes all final compensation decisions for our executive officers in furtherance of our compensation philosophy and objectives.

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[*] Most executive officer compensation decisions for 2020 were made in early 2020, with the input of then-CEO Mr. Heminger. Executive officer compensation decisions for 2021, as well as decisions about Company and individual performance under our 2020 Annual Cash Bonus program, took into consideration input from our current CEO, Mr. Hennigan.

Executive Compensation Program for 2020

Our executive compensation program for 2020 was primarily comprised of the following key elements, with each element designed to be market-competitive and meet our executive compensation philosophy objectives.

Fixed Compensation	Variable, Performance-Based Compensation		

Base Salary	**Annual Cash Bonus ("ACB")**	**Long-Term Incentive ("LTI") Awards**	
▶ Provides a competitive, stable and reliable base level of compensation to attract and retain executive talent ▶ Based on the scope and responsibility of the role, individual performance and experience, and peer group and other market data ▶ Reviewed at least annually and adjusted as appropriate	▶ Motivates achievement of our short-term financial, operational, sustainability and safety business objectives, driving overall performance and shareholder value ▶ Determined based on Company and organizational performance as measured against pre-determined metrics, as well as assessment of individual performance ▶ Reviewed at least annually and adjusted as appropriate	▶ Promote achievement of our long-term business objectives by linking compensation directly to long-term Company and equity performance ▶ Aid in retention ▶ Strengthen alignment between our NEOs' interests and our shareholders' interests ▶ Reviewed at least annually and adjusted as appropriate	**MPC Stock Options** Value realized solely on stock price appreciation **MPC RSUs** Value depends on stock performance **MPC Performance Units** Value realized only upon achieving relative performance metrics **MPLX Phantom Units** Value depends on MPLX common unit performance **MPLX Performance Units** Value realized only upon achieving relative performance metrics

For NEOs to earn and sustain competitive compensation, we must meet our strategic objectives, perform well relative to our peers and deliver market-competitive returns to our shareholders.

Compensation Mix

The Compensation and Organization Development Committee believes using a mix of cash and equity compensation encourages and motivates our NEOs to achieve both our short-term and long-term business objectives. Consistent with our philosophy that executive compensation should be linked to Company and individual performance and directly aligned with creating long-term value for our shareholders, the majority of our NEOs' compensation is at-risk and based on performance metrics tied to our corporate strategy.



2020 TARGET COMPENSATION MIX*

Current CEO — Pay at Risk 89%, Base 11%, Bonus 17%, LTI 72%

Average for Other Current NEOs — Pay at Risk 81%, Base 19%, Bonus 16%, LTI 65%

"At risk" means there is no guarantee that the target value of the awards will be realized.

* Does not include a special award in 2019 of synergy performance units, described in more detail below, as these were granted in a prior year outside our standard LTI program. Including this award would result in showing a greater percentage of pay at risk.

2020 Base Salary

In setting base salary, the Compensation and Organization Development Committee evaluated peer group and other market data, as well as each individual's performance and contributions over the prior year, demonstrated performance and skills acquired over the course of each NEO's career and our succession-planning needs. Taking these matters into consideration, the Compensation and Organization Development Committee made the following adjustments to our NEOs' base salaries for 2020:

Name	Previous Base Salary ($)	Base Salary Effective April 1, 2020 ($)	Increase (%)
Hennigan	1,050,000	1,600,000	52.4
Templin	975,000	1,000,000	2.6
Griffith	850,000	875,000	2.9
Brooks	750,000	800,000	6.7
Gagle	625,000	700,000	12.0
Heminger	1,750,000	1,750,000	—

Mr. Hennigan's base salary was increased effective March 17, 2020 (and not further increased on April 1, 2020), in recognition of the additional responsibilities he assumed upon his appointment as our President and CEO on that date. Following the increase, his salary is slightly below the market median for the CEO role. The base salary increases for Messrs. Templin and Griffith reflect annual merit program increases to maintain market competitiveness. The base salary increases for Mr. Brooks and Ms. Gagle were based on each NEO's continued strong performance and the Compensation and Organization Development Committee's determination to bring each NEO closer to the market median for his or her position. Mr. Heminger's base salary was not increased due to his previously-announced retirement planned for April 2020.

2020 Annual Cash Bonus Program

2020 Annual Cash Bonus Program Structure

Our current NEOs participated in the 2020 Annual Cash Bonus ("ACB") program, which the Compensation and Organization Development Committee approved in February 2020. Awards under the ACB program for participating NEOs were calculated as follows:

ELIGIBLE EARNINGS	✕	BONUS TARGET	✕	PERFORMANCE	=	FINAL AWARD

"**Eligible earnings**" generally refers to the NEO's year-end base salary rate. In an NEO's year of hire or separation, eligible earnings is calculated as the sum of base wages paid during the year plus compensation deferred during the year, which has the effect of prorating the award.	Each NEO's **bonus target** is expressed as a percentage of his or her base salary. The Compensation and Organization Development Committee generally approves bonus target opportunities for our NEOs based on analysis of market-competitive data for our compensation peer group, while also taking into consideration each executive's experience, relative scope of responsibility and potential, other market data and any other information the Committee deems relevant in its discretion.	**Performance metrics and levels** are established by the Compensation and Organization Development Committee at the beginning of the performance year. Once the performance year has ended, the Compensation and Organization Development Committee reviews and assesses Company performance against the performance metrics and levels, as well as other factors the Committee deems relevant in its discretion, including the NEOs' organizational and individual performance.	**There is no guaranteed minimum ACB payout.** **Payout results may be above or below target based on actual Company and individual performance.** **Payouts are capped at 200% of each NEO's target award.**

2020 Company Metrics and Performance (80% of ACB Program)

The 2020 ACB program emphasized pre-established financial, operational, sustainability and safety performance measures, collectively weighted at 80%. The following table provides the target weighting for each metric, performance levels and actual performance achieved in 2020 ($ in millions):

Performance Metric	Target Weighting	Threshold 50% Payout	Target 100% Payout	Maximum 200% Payout	Result	Performance Achieved
50% FINANCIAL						
Operating Income Per Barrel	20%	5th or 6th Position	3rd or 4th Position	1st or 2nd Position	3rd or 4th Position (100% of target)	20%
EBITDA	20%	$6,700	$11,100	$13,100	$3,750 (0% of target)	0%
Distributable Cash Flow at MPLX	10%	$3,774	$4,194	$4,403	$4,327 (163.64% of target)	16.36%
10% OPERATIONAL						
Mechanical Availability	10%	95%	96%	97%	96.8% (180% of target)	18%
20% SUSTAINABILITY						
Greenhouse Gas Intensity	5%	24.2	23.6	22.8	23.7 (91.67% of target)	4.58%
Designated Environmental Incidents	5%	110	90	75	50 (200% of target)	10%
Marathon Safety Performance Index	5%	1.00	0.65	0.40	0.80 (78.57% of target)	3.93%
Process Safety Events Rate	5%	0.53	0.35	0.25	0.25 (200% of target)	10%
80% Total Target Weighting					**Total Achieved:**	**83%**

TOTAL ACHIEVED AS A PERCENTAGE OF TOTAL TARGET: 104%

Operating Income Per Barrel of crude oil throughput compared to a group of peer companies: BP p.l.c.; Chevron Corporation; Exxon Mobil Corporation; HollyFrontier Corporation; PBF Energy Inc.; Phillips 66; and Valero Energy Corporation.

EBITDA is a non-GAAP performance metric derived from our consolidated financial statements. It is calculated as earnings before interest and financing costs, interest income, income taxes, depreciation and amortization expense, adjusted for certain items, including impairment expenses, inventory market valuation adjustments, effects of acquisitions and divestitures and certain other non-cash charges and credits.

Distributable Cash Flow at MPLX is a non-GAAP measure reflecting cash flow available to be paid to MPLX's common unitholders, as disclosed in MPLX's consolidated financial statements. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Information included in MPLX's Annual Report on Form 10-K for the year ended December 31, 2020 for more information about this non-GAAP measure.

Mechanical Availability measures the availability of the processing equipment in our refineries and the critical equipment in our midstream assets.

Greenhouse Gas (GHG) Intensity measures how efficiently we operate our facilities and implement a business plan that promotes a less carbon-intensive future. GHG intensity is based on Scope 1 and Scope 2 GHG emissions divided by the manufacturing inputs processed at our petroleum refineries, renewable fuel refineries and natural gas processing and fractionation plants.

Designated Environmental Incidents measures certain internal environmental performance metrics.

Marathon Safety Performance Index measures our success and commitment to employee safety. Goals are set annually at best-in-class industry performance, focusing on continual improvement and include common industry metrics.

Process Safety Events Rate measures our ability to identify, understand and control certain process hazards.

EXECUTIVE COMPENSATION

The performance levels for each metric were established by evaluating factors such as performance achieved in the prior year(s), anticipated challenges for 2020, our business plan and our overall strategy. The performance levels were set with threshold levels viewed as likely achievable, target levels viewed as challenging but achievable, and maximum levels viewed as extremely difficult to achieve.

The Compensation and Organization Development Committee determined to make no pandemic-related adjustments to or relaxing of performance goals under the 2020 ACB program.

2020 Compensation and Organization Development Committee Discretion (20% of ACB Program)
The primary purpose of the discretionary component is to recognize instances where, due to unforeseen circumstances, the Company performance metrics results are not entirely indicative of overall Company results. For 2020, the Compensation and Organization Development Committee evaluated this component of the ACB based upon its assessment of Company performance and our NEOs' contributions to the successful execution of our business objectives and enhancement of value for our shareholders. Key achievements considered included:

► Negotiating and progressing the $21 billion sale of Speedway.

► Managing through the challenges created by the COVID-19 pandemic and associated downturn in demand for our products and services.

► Focusing on reductions in our cost structure to position the Company for through-cycle resiliency.

► Strengthening the competitive position of our assets through advancing our investments in renewables, including the successful startup of our Dickinson renewable fuels facility and advancing the conversion of our Martinez refinery into a renewable diesel facility.

► Delivery by MPLX of strong business performance, supported by strict capital discipline and generation of excess cash flow for 2020 after capital investments and distributions.

► Excellence in environmental performance, personal safety and process safety improvement.

► Progress on diversity and inclusion initiatives.

While these achievements were significant, in light of the impacts of the COVID-19 pandemic on overall 2020 business results, the Compensation and Organization Development Committee elected to simply apply the calculation derived from the 80% pre-established metrics component of the ACB program to the 20% discretionary component of the program, arriving at a 21% discretionary ACB result.

ACB Payments for 2020

As the 2020 ACB program was generally available to all salaried employees at MPC, the Compensation and Organization Development Committee chose to apply no negative discretion to the resulting payout under this program. Rather, as discussed on page 39, the Committee applied negative discretion to the 2020 performance period of the MPC synergy performance units, which were awarded only to certain highly compensated employees.

In February 2021, the Compensation and Organization Development Committee certified the results under our performance metrics for the 2020 ACB program and, taking into consideration MPC's performance relative to the pre-established metrics, the key achievements discussed above and each NEO's organizational and individual performance, awarded the following amounts under the ACB program to our participating NEOs for 2020:

Name	2020 Year-End Base Salary ($)	Bonus Target as a % of Base Salary	Target Bonus ($)	Final Award as a % of Target	Final Award ($)
Hennigan	1,600,000	150	2,400,000	104	2,496,000
Templin	1,000,000	110	1,100,000	104	1,144,000
Griffith	875,000	90	787,500	104	819,000
Brooks	800,000	90	720,000	104	749,000
Gagle	700,000	70	490,000	104	510,000

Mr. Heminger did not participate in the 2020 ACB program due to his retirement in April 2020.

2020 Long-Term Incentive Compensation Program

Our Long-Term Incentive ("LTI") compensation program is designed to promote achievement of our long-term business objectives by linking our NEOs' compensation directly to long-term Company and equity performance, thereby strengthening alignment between the interests of our NEOs and our shareholders.

Under our 2020 LTI program, the Compensation and Organization Development Committee awarded our NEOs MPC performance units, MPC stock options and MPC restricted stock units ("RSUs"). Given our NEOs' responsibility for managing assets and businesses related to MPLX LP, they also received awards of MPLX performance units and MPLX phantom units. These awards were granted by an MPLX Board committee comprised of the independent directors (the "MPLX Committee") following the MPC Compensation and Organization Development Committee's recommendation and are reported in our Summary Compensation Table below.

MPLX LP
A diversified, large-cap master limited partnership we formed in 2012 to own and operate midstream energy infrastructure and logistics assets and provide fuels distribution services. We own MPLX's general partner and approximately 62% of MPLX's outstanding common units. MPLX units are publicly traded on the New York Stock Exchange independent of MPC's shares. MPLX awards are granted by an MPLX Board committee and are valued on the basis of the MPLX common unit price, which is different than MPC's common share price.

For 2020, the Committee determined the following mix of LTI awards was appropriate for our current NEOs*:

80% MPC LTI AWARDS			20% MPLX LTI AWARDS	
50% Performance Units	30% Stock Options	20% RSUs	50% Performance Units	50% Phantom Units

Performance Units align our NEOs' long-term interests with our shareholders' long-term interests by conditioning payout on the performance of our TSR relative to that of our peers over a three-year period.

Stock Options drive behaviors and actions that enhance long-term shareholder value and are inherently performance-based, as our stock price must increase before the NEO can recognize any benefit. Awards generally vest ratably over three years and have a 10-year term until expiration.

RSUs promote our NEOs' ownership of our common stock, aid in retention and help our NEOs comply with our stock ownership guidelines. Awards generally vest ratably over three years.

MPLX Performance Units align our NEOs' long-term interests with the long-term interests of our shareholders and MPLX's unitholders, including MPC, by conditioning payout on the performance of MPLX's total unitholder return relative to that of its peers and distributable cash flow attributable to MPLX, in each case over a three-year period.

MPLX Phantom Units promote our NEOs' ownership of MPLX common units, strengthening alignment between our NEOs' interests and the interests of MPLX's unitholders, including MPC, and help them comply with MPLX's unit ownership guidelines. Awards generally vest ratably over three years.

*   Based on the nature of his role as President of Speedway, Mr. Griffith's 2020 award was split 90% MPC equity/10% MPLX equity. The MPLX Committee determines the mix of MPLX awards between performance units and phantom units.

Annual 2020 LTI awards were made to our NEOs (other than Mr. Heminger, whose LTI award is discussed below under "Award of MPC RSUs to Mr. Heminger") on March 1, 2020. See the "2020 Grants of Plan-Based Awards" table and accompanying narrative below for more information about the specific awards granted to our NEOs in 2020.

CEO Promotion Award
On March 17, 2020, the Board appointed Mr. Hennigan as President and CEO, and the Compensation and Organization Development Committee awarded him an additional grant of MPC RSUs to meet the LTI target it had set for the CEO role, which for 2020 was 15% below the market median. This resulted in an aggregate 2020 LTI award mix for Mr. Hennigan of 18% MPC performance units, 11% MPC stock options, 63% MPC RSUs, 4% MPLX performance units and 4% MPLX phantom units. For 2021, his LTI award mix will consist of 60% performance-based LTI consistent with our other NEOs.



2021 CEO TARGET LTI MIX

20% MPLX Phantom Units

60% MPC Performance Share Units

20% MPC RSUs

Award of MPC RSUs to Mr. Heminger

In late 2019, Mr. Heminger, our then Chairman, President and CEO, announced his intention to retire following the 2020 annual meeting. Although the Compensation and Organization Development Committee typically makes LTI awards to our executives in early March of each year, the Committee chose to defer consideration of Mr. Heminger's LTI compensation until closer to his retirement. In April 2020, the Committee granted MPC RSUs to Mr. Heminger in exchange for his entrance into enhanced non-competition, non-solicitation and cooperation covenants and in recognition of his leadership role in advancing the separation of our Speedway business. These RSUs vest on December 31, 2021, and will be settled in MPC shares; accrued dividend equivalents will be paid in cash. The amount of this award was consistent with Mr. Heminger's prior LTI awards, prorated for the length of his service during 2020, and was the only LTI award he received in 2020. It is shown in the "2020 Summary Compensation Table" and "2020 Grants of Plan-Based Awards" table below.

MPC Performance Units

MPC performance units pay out based on our three-year TSR relative to the peer group shown in the following table. Each performance unit has a target value of $1.00, and the actual payout can vary from $0.00 to $2.00 (0% to 200% of target). Performance units settle 25% in MPC common stock and 75% in cash.

MPC TSR PAYOUT PERCENTAGE CALCULATION

Our relative TSR performance percentile is determined for each of four measurement periods, with linear interpolation used for results between target levels:

	Below Threshold	Threshold	Target	Maximum
TSR Percentile	Below 30th	30th	50th	100th (Highest)
Payout (% of Target)	0%	50%	100%	200%

TSR CALCULATION

$$\frac{(\text{Ending Stock Price} - \text{Beginning Stock Price}) + \text{Cumulative Cash Dividends}}{\text{Beginning Stock Price}}$$

The beginning and ending stock price is the average of each company's closing stock price for the 20 trading days immediately preceding each applicable date.

MEASUREMENT PERIODS

First 12 months
Second 12 months
Third 12 months
Entire 36-month period

MPC PERFORMANCE UNIT PEER GROUPS

2018 Performance Units	**2019 Performance Units**	**2020 Performance Units**
(1/1/2018 - 12/31/2020 Performance Period)	(1/1/2019 - 12/31/2021 Performance Period)	(1/1/2020 - 12/31/2022 Performance Period)
Chevron Corporation HollyFrontier Corporation PBF Energy Inc. Phillips 66 Valero Energy Corporation S&P 500 Energy Index	BP p.l.c. Chevron Corporation Exxon Mobil Corporation HollyFrontier Corporation PBF Energy Inc. Phillips 66 Valero Energy Corporation S&P 500 Energy Index	BP p.l.c. Chevron Corporation CVR Energy, Inc. Delek US Holdings, Inc. Exxon Mobil Corporation HollyFrontier Corporation PBF Energy Inc. Phillips 66 Valero Energy Corporation S&P 500 Energy Index

---

In January 2021, the Compensation and Organization Development Committee certified the final TSR results for the MPC 2018 performance units as follows:

TSR Measurement Period	Actual TSR (%)	Position Relative to Peer Group	Percentile Ranking (%)	TSR Payout Percentage (% of Target)
1/1/2018–12/31/2018	-4.62	4th of 7	50.00	100.00
1/1/2019–12/31/2019	3.16	4th of 7	50.00	100.00
1/1/2020–12/31/2020	-26.97	2nd of 7	83.33 *	100.00
1/1/2018–12/31/2020	-26.56	4th of 7	50.00	100.00
			Average:	**100.00**

* Although our performance percentile ranking of 83.33% relative to our peers for the January 1, 2020, through December 31, 2020, performance period would have resulted in a payout percentage higher than 100%, our program is designed such that payout is capped at 100% in years when TSR is negative to provide alignment with shareholders.

The Compensation and Organization Development Committee determined to make no pandemic-related adjustments to or relaxing of performance levels under the MPC 2018 performance units. The average payout above was applied to each NEO's target award value as follows:

	Hennigan*	Templin	Griffith	Brooks	Gagle	Heminger
MPC 2018 Performance Units Granted (#)	875,000	1,600,000	1,120,000	920,000	400,000	5,400,000
Payout ($)	875,000	1,600,000	1,120,000	920,000	400,000	5,400,000

* Mr. Hennigan's target number of 2018 MPC performance units was lower than the other NEOs' targets because at the time of the award in 2018, he served as President of MPLX and thus received a higher percentage of his overall LTI mix in the form of MPLX performance units.

MPC performance units granted to our current NEOs in 2019 and 2020 remain outstanding. See the "2020 Grants of Plan-Based Awards" and "Outstanding Equity Awards at 2020 Fiscal Year-End" tables below for additional information about these awards.

MPLX Performance Units

MPLX performance units pay out based 50% on MPLX's total unitholder return ("TUR") relative to a peer group of midstream companies and 50% on distributable cash flow ("DCF") attributable to MPLX, measured over a three-year performance cycle. Each MPLX performance unit has a target value of $1.00, and the actual payout can vary from $0.00 to $2.00 (0% to 200% of target). Performance units settle 25% in MPLX common units and 75% in cash.

MPLX TUR PAYOUT PERCENTAGE CALCULATION

MPLX's relative TUR performance percentile is determined for each of four measurement periods, with linear interpolation used for results between target levels:

	Below Threshold	Threshold	Target	Maximum
MPLX TUR Percentile	Below 30th	30th	50th	100th (Highest)
Payout (% of Target)	0%	50%	100%	200%

TUR CALCULATION

$$\frac{(\text{Ending Unit Price} - \text{Beginning Unit Price}) + \text{Cumulative Cash Distributions}}{\text{Beginning Unit Price}}$$

The beginning and ending unit price is the average of each company's closing unit price for the 20 trading days immediately preceding each applicable date.

MEASUREMENT PERIODS

First 12 months
Second 12 months
Third 12 months
Entire 36-month period

MPLX PERFORMANCE UNIT PEER GROUPS

2018 and 2019 Performance Units	2020 Performance Units
(1/1/2018 - 12/31/2020 and 1/1/2019 - 12/31/2021 Performance Periods)	(1/1/2020 - 12/31/2022 Performance Period)
Andeavor Logistics LP* Buckeye Partners, L.P.* Enterprise Products Partners L.P. Magellan Midstream Partners, L.P. Phillips 66 Partners LP Plains All American Pipeline, L.P. Valero Energy Partners LP* Western Gas Partners, LP	Ten companies in the Alerian MLP Index with the highest market capitalization as determined on the last day of each measurement period. For the 1/1/2020–12/31/2020 measurement period, these were: Cheniere Energy Partners LP — Magellan Midstream Partners, L.P. DCP Midstream LP — Phillips 66 Partners LP Enable Midstream Partners, LP — Plains All American Pipeline, L.P. Enterprise Products Partners L.P. — Shell Midstream Partners, L.P. Energy Transfer LP — Western Midstream Partners, LP
* Removed effective January 1, 2019 due to industry consolidation.	

MPLX DCF PAYOUT PERCENTAGE CALCULATION

DCF attributable to MPLX is measured for each year of a three-year performance cycle, with each year's target based on MPLX's annual business plan as approved by the MPLX Board at the beginning of the year. MPLX's DCF metric threshold, target and maximum levels are calculated as 90%, 100% and 105%, respectively, of the annual business plan DCF target. Linear interpolation is used for results between target levels ($ in millions):

Performance Periods	Below Threshold (No Payout)	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)
DCF Attributable to MPLX for 2020	Below $3,775	$3,775	$4,194	$4,404
DCF Attributable to MPLX for 2021	Below $3,757	$3,757	$4,174	$4,383
DCF Attributable to MPLX for 2022	To be submitted for approval January 2022			
	<90% of Annual Business Plan DCF	90% of Annual Business Plan DCF	100% of Annual Business Plan DCF	105% of Annual Business Plan DCF

In January 2021, the MPLX Committee certified the final relative TUR and DCF results for the 2018 MPLX performance units as follows ($ in millions):

TUR Measurement Period	Actual TUR (%)	Position	Percentile Ranking (%)	TUR Payout Percentage (% of Target)
1/1/2018–12/31/2018	-4.16	6th of 9	37.50	68.75
1/1/2019–12/31/2019	-13.83	5th of 6	20.00	—
1/1/2020–12/31/2020	0.17	1st of 6	100.00	200.00
1/1/2018–12/31/2020	-16.35	2nd of 6	80.00 *	100.00
			Average:	92.19

* Although MPLX's performance percentile ranking of 80.00% relative to its peers for the January 1, 2020, through December 31, 2020, performance period would have resulted in a payout percentage higher than 100%, MPLX's program is designed such that payout is capped at 100% in years when TUR is negative to provide alignment with unitholders.

DCF Performance Period	Below Threshold	Threshold	Target	Maximum	Actual DCF Attributable to MPLX	DCF Payout Percentage (% of Target)
1/1/2018–12/31/2018	Below $2,335	$2,335	$2,595	$2,725	$2,781	200.00
1/1/2019–12/31/2019	Below $3,797	$3,797	$4,219	$4,430	$4,100	85.90
1/1/2020–12/31/2020	Below $3,775	$3,775	$4,194	$4,404	$4,327	163.42
					Average:	149.77

The MPLX Committee determined to make no pandemic-related adjustments to or relaxing of performance levels under the MPLX 2018 performance units. The average TUR payout percentage and the average DCF payout percentage shown above were averaged (120.98%) and applied to each NEO's target award value as follows:

	Hennigan	Templin	Griffith	Brooks	Gagle	Heminger
MPLX 2018 Performance Units Granted (#)	875,000	400,000	280,000	230,000	400,000	1,350,000
Payout ($)	1,058,575	483,920	338,744	278,254	483,920	1,633,230

MPLX performance units granted to our current NEOs in 2019 and 2020 remain outstanding. See the "2020 Grants of Plan-Based Awards" and "Outstanding Equity Awards at 2020 Fiscal Year-End" tables below for additional information about these awards.

MPC Synergy Performance Units

In January 2019, the Compensation and Organization Development Committee awarded our NEOs synergy performance units under a performance unit incentive program designed to promote our realization (or "capture") of annual run-rate synergies in connection with the integration of Andeavor, which we acquired on October 1, 2018. The synergy performance units are payable in cash upon the achievement of the following performance targets during each applicable performance period, with the payout for performance between levels determined using linear interpolation.

Performance Level	OCTOBER 1, 2018 THROUGH DECEMBER 31, 2019		JANUARY 1, 2020 THROUGH DECEMBER 31, 2020		JANUARY 1, 2021 THROUGH DECEMBER 31, 2021	
	Synergy Capture Performance	Payout Percentage	Synergy Capture Performance	Payout Percentage	Synergy Capture Performance	Payout Percentage
Maximum	$960 million	200%	$1,420 million	200%	$2,000 million	200%
Target	$480 million	100%	$710 million	100%	$1,000 million	100%
Threshold (CEO*)	$288 million	60%	$426 million	60%	$600 million	60%
Threshold (Other NEOs)	$240 million	50%	$355 million	50%	$500 million	50%
Below threshold (CEO*)	Below $288 million	0%	Below $426 million	0%	Below $600 million	0%
Below threshold (Other NEOs)	Below $240 million	0%	Below $355 million	0%	Below $500 million	0%

* Mr. Heminger was our CEO at the time of grant in 2019.

The synergy performance units generally vest and are payable following completion of each performance period. Earlier vesting may occur in the event of a participant's death or termination of employment, a change in control or if the captured synergies reach $2.0 billion prior to the completion of the final performance period. Each synergy performance unit had a target value of $1.00, and the actual payout could vary from $0.00 to $2.00 (0% to 200% of target).

In January 2021, the Compensation and Organization Development Committee certified the final synergy capture performance for the January 1, 2020, through December 31, 2020, performance period at $1,189 million, resulting in an initial payout percentage of 168%. However, taking into consideration the demand destruction caused by the global COVID-19 pandemic, overall 2020 business results, and the consequent impact on our share price, our CEO recommended that the Compensation and Organization Development Committee exercise its negative discretion, and the Committee determined it was appropriate to reduce the payout percentage for the 2020 performance period from 168% to 100%, approving the following payouts to our NEOs:

	Hennigan	Templin	Griffith	Brooks	Gagle	Heminger
Target Number of Synergy Performance Units for 2020	583,333	666,667	466,667	416,667	266,667	2,250,000
Payout ($)	583,333	666,667	466,667	416,667	266,667	2,250,000

The following synergy performance units granted to our NEOs in 2019 for the January 1, 2021, through December 31, 2021, performance period remain outstanding: Mr. Hennigan, 583,334; Mr. Templin, 666,667; Mr. Griffith, 466,667; Mr. Brooks, 416,667; Ms. Gagle, 266,667; and Mr. Heminger, 2,250,000.

Upon our CEO's recommendation, the Compensation and Organization Development Committee exercised negative discretion and reduced the synergy performance unit payout percentage from 168% to 100% for the 2020 performance period.

Other Benefits

In addition to the three key compensation elements described above, our NEOs are generally eligible to participate in our market-competitive health and life insurance plans, long-term and short-term disability programs, and retirement and severance programs. We also provide limited perquisites to our NEOs consistent with market-based trends. None of these additional programs are considered material by the Compensation and Organization Development Committee when making compensation decisions.

Retirement Benefits

Retirement benefits provided to our NEOs are designed to be consistent in value and aligned with benefits offered by the other companies with which we compete for talent. Benefits under our qualified and nonqualified plans are described in more detail in "Post-Employment Benefits for 2020" and "2020 Nonqualified Deferred Compensation."

Severance Benefits

MPC and MPLX maintain change in control plans designed to (i) preserve executives' economic motivation to consider a business combination that might result in job loss and (ii) compete effectively in attracting and retaining executives in an industry that features frequent mergers, acquisitions and divestitures. Our change in control benefits are described further in "Potential Payments upon Termination or Change in Control."

Limited Perquisites

Our NEOs receive limited perquisites, which are consistent with those offered by our peer group companies.

TAX AND FINANCIAL PLANNING SERVICES	We generally reimburse our NEOs for certain tax, estate and financial planning services up to $15,000 per year while serving as an executive officer and $3,000 in the year following retirement or death.
HEALTH AND WELL-BEING	Under our enhanced annual physical health program, our senior management, including our NEOs, are eligible for a comprehensive physical (generally in the form of a one-day appointment), with procedures similar to those available to all other employees under our health program.
USE OF CORPORATE AIRCRAFT	The primary use of our corporate aircraft is for business purposes. The Board also has authorized Mr. Hennigan's personal use of our corporate aircraft in the interest of his safety and security as our CEO. Certain other executives may be allowed limited personal use of our corporate aircraft, and occasionally, spouses or other guests may accompany our executive officers on corporate aircraft when space is available on business-related flights. All such personal use must be authorized by our CEO. The cost of any such travel that does not meet the Internal Revenue Service standard for business use is imputed as income to the executive officer. Additionally, we have entered into an aircraft time sharing agreement with Mr. Hennigan pursuant to which he may elect to use our Company aircraft for personal use from time to time on a time sharing basis and pay us for such use pursuant to the terms of the agreement.
SAFETY AND SECURITY	Given the significant public profile of our CEO and the publicity given to those in our industry, the Board has authorized certain limited security benefits to our CEO, including the maintenance, operation and monitoring of enhanced security systems. These benefits are monitored by the Compensation and Organization Development Committee and are taxable income to our CEO.

Reportable values for these perquisites, based on the incremental costs to us, are included in the "All Other Compensation" column of the "2020 Summary Compensation Table."

Compensation Governance

Stock Ownership Guidelines

Our stock ownership guidelines align our executive officers' long-term interests with those of our shareholders. These guidelines require the executive officers in the positions shown below to retain MPC common stock with a value at least equal to a target multiple of their annualized base salary. The targeted multiples vary depending upon the executives' position and responsibilities:

6x	**4x**	**3x**	**2x**
President and CEO	Presidents Executive Vice Presidents	Chief Human Resources Officer General Counsel Senior Vice Presidents	Vice Presidents

Each officer must hold all equity we grant until the applicable ownership guideline has been achieved. In addition, all full-value shares of MPC common stock received under our incentive compensation plan, including upon the settlement of performance units, must be held for a minimum of one year following the vesting date.

Prohibition on Hedging and Pledging our Common Stock

Under our policy on trading of securities, none of our directors, officers (including our NEOs) or select employees designated under the policy may purchase or sell any financial instrument, including but not limited to put or call options, the price of which is affected in whole or in part by changes in the price of our securities, unless such financial instrument was issued by us to such director, officer or covered employee. Further, no director, officer or covered employee may participate in any hedging transaction related to our securities. This policy ensures that our directors, officers and covered employees bear the full risk of MPC common stock ownership.

Recoupment/Clawback Policy

Our ACB and LTI programs provide for recoupment in the case of certain forfeiture events. If the SEC or our Audit Committee requires us to prepare a material accounting restatement due to noncompliance with any financial reporting requirement under applicable securities laws as a result of misconduct, our Compensation and Organization Development Committee may determine that a forfeiture event has occurred based on an assessment of whether an executive officer: (i) knowingly engaged in misconduct; (ii) was grossly negligent with respect to misconduct; (iii) knowingly failed or was grossly negligent in failing to prevent misconduct; or (iv) engaged in fraud, embezzlement or other similar misconduct materially harmful to us.

If it determines that a forfeiture event has occurred, the Compensation and Organization Development Committee may require reimbursement of any portion of an executive officer's bonus from the ACB program that would not have been earned had the forfeiture event not occurred. Payments made in settlement of performance units may be recouped if the forfeiture event occurred while the executive officer was employed, or within three years after termination of employment. In addition, the executive's unexercised and unvested equity awards would be subject to immediate forfeiture.

These recoupment provisions are in addition to any clawback provisions under Section 304 of the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, NYSE listing standards and other applicable law.

Independent Compensation Consultant

The Compensation and Organization Development Committee engaged Pay Governance LLC as its independent compensation consultant for 2020. While the Compensation and Organization Development Committee oversees the consultant's activities, the consultant does interact with management to gather information and formalize proposals for presentation to the Committee. During 2020, the only services Pay Governance LLC provided to our management or us were directly related to executive or director compensation matters.

In determining that the advice it receives from its independent compensation consultant is objective and not influenced by the consultant's working relationship with MPC or the Compensation and Organization Development Committee, the Committee assessed Pay Governance LLC's independence by considering, among other factors:

- Pay Governance LLC's provision of other services to us;
- The amount of fees we paid Pay Governance LLC, as a percentage of Pay Governance LLC's total revenue;
- Pay Governance LLC's policies and procedures that are designed to prevent internal conflicts;
- Any business or personal relationship of Pay Governance LLC with the members of the Compensation and Organization Development Committee or our executive officers; and
- Any MPC stock owned by Pay Governance LLC.

The Compensation and Organization Development Committee has considered and assessed all relevant factors, including those required by the SEC, that could give rise to a potential conflict of interest and determined that the Pay Governance LLC's work performed during 2020 did not raise any conflicts of interest.

The Compensation and Organization Development Committee engaged FW Cook as its independent compensation consultant to conduct a risk assessment of our 2020 compensation programs (as discussed in further detail below) and to provide information and advice on compensation decisions for 2021. The Committee has considered our relationship with FW Cook on the basis of the independence factors listed above and determined that FW Cook is independent and that its work performed during 2020 did not raise any conflicts of interest.

Compensation Risk Assessment

The Compensation and Organization Development Committee's independent compensation consultant performs an annual assessment of the risks associated with our compensation programs. In October 2020, the Compensation and Organization Development Committee reviewed the most recent assessment, conducted by FW Cook, of our policies and practices for compensating our executive officers and non-executive employees as they relate to our risk management profile and determined that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on us.

 **At its most recent assessment of the risks associated with our compensation programs, the Compensation and Organization Development Committee determined that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on us.**

COMPENSATION PROGRAM RISK-MITIGATING FACTORS
✓ The Committee annually reviews analyses on targeted compensation, actual compensation and stock ownership, and employs a philosophy of targeting total compensation at the peer group median.
✓ The mix of fixed versus variable compensation and cash versus equity is reasonable.
✓ Key functions are involved in establishing, reviewing and administering our incentive plans to ensure accuracy and transparency.
✓ Performance metrics used in incentive awards have achievement capped at 200% of target.
✓ Financial metrics used within incentive plans align with shareholder value creation.
✓ The full Board plays an active role in leadership succession planning.
✓ A comprehensive process, incorporating significant discussion between management and the Committee, is followed when determining incentive goals.
✓ Executive officers are required to comply with a rigorous stock ownership policy and an additional holding policy on earned or vested full-value shares.
✓ Long-term incentive awards vest over multi-year periods.
✓ Appropriate levels of review, approval and governance support compensation decisions.
✓ We maintain an insider trading policy, an anti-hedging policy and a recoupment policy that addresses the restatement of results.

Tax Policy

Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"), generally disallows a tax deduction to a public corporation for compensation over $1 million paid in any fiscal year to certain executive officers (and, beginning in 2018, certain former executive officers). Historically, Section 162(m) exempted qualifying performance-based compensation from the deduction limit if certain requirements were met.

Tax reform legislation amended Section 162(m) in December of 2017 to: (i) eliminate the exemption for performance-based compensation, other than with respect to payments made pursuant to certain "grandfathered" arrangements entered into prior to November 2, 2017, and in effect on that date; and (ii) expand the group of current and former executive officers who may be covered by the Section 162(m) deduction limit.

Our Compensation and Organization Development Committee has authorized, and expects in the future to authorize, compensation that will not be deductible under Section 162(m) when it believes doing so serves the best interests of the Company.

Compensation Committee Interlocks and Insider Participation

Messrs. Galante (Chair), Rohr (former Chair), Davis (Vice Chair), Alkhayyal and Bunch served on our Compensation and Organization Development Committee during 2020. The Board determined that each member qualified as independent. As Chairman of MPLX GP LLC (the general partner of MPLX) in early 2020, Mr. Heminger participated in 2020 compensation target decisions for MPLX. Mr. Hennigan, who became Chairman of MPLX GP LLC in April 2020, participated in 2020 compensation result decisions and will participate in 2021 compensation decisions for MPLX. During 2020, none of our other executive officers served as a member of a compensation committee or board of directors of another entity that has an executive officer serving as a member of our Compensation and Organization Development Committee or Board of Directors.

Compensation and Organization Development Committee Report

The Compensation and Organization Development Committee has reviewed and discussed the Compensation Discussion and Analysis for 2020 with management and, based on such review and discussions, recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Annual Report on Form 10-K for the year ended December 31, 2020.

COMPENSATION AND ORGANIZATION DEVELOPMENT COMMITTEE

Edward G. Galante, Chair

Steven A. Davis, Vice Chair

Abdulaziz F. Alkhayyal

Charles E. Bunch

James E. Rohr

Executive Compensation Tables

2020 Summary Compensation Table

The following table provides information regarding compensation for our 2020 NEOs for the years shown.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael J. Hennigan President and CEO	2020	1,485,417	8,988,339	1,104,000	3,079,333	440,104	437,072	15,534,265
	2019	954,167	2,215,393	888,005	3,166,666	245,801	186,835	7,656,867
Donald C. Templin Executive Vice President and CFO	2020	993,750	2,685,487	960,000	1,810,667	588,015	300,723	7,338,642
	2019	968,750	2,395,023	960,006	3,158,332	439,583	194,854	8,116,548
	2018	937,500	2,364,874	960,005	1,700,000	268,777	192,823	6,423,979
Timothy T. Griffith President, Speedway LLC	2020	868,750	2,169,261	891,004	1,285,667	382,220	242,547	5,839,449
	2019	837,500	1,916,038	768,007	2,233,332	272,229	508,922	6,536,028
	2018	775,000	1,655,410	672,011	1,150,000	130,153	135,124	4,517,698
Raymond L. Brooks Executive Vice President, Refining	2020	787,500	2,014,122	720,000	1,165,667	610,619	217,066	5,514,974
Suzanne Gagle General Counsel	2020	681,250	1,342,778	480,000	776,667	393,798	145,470	3,819,963
Gary R. Heminger *Former* Chairman and CEO	2020	583,333	6,000,009	—	2,250,000	—	1,172,358	10,005,700
	2019	1,737,500	8,382,518	3,360,005	9,000,000	971,714	677,427	24,129,164
	2018	1,687,500	8,143,693	3,240,009	5,200,000	931,253	603,595	19,806,050

Salary shows the actual amount earned during the year. See the base salary overview in the CD&A for additional information on base salaries for 2020.

Stock Awards and **Option Awards** reflect the aggregate grant date fair value of LTI awarded in the applicable year calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification 718, Compensation—Stock Compensation ("FASB ASC Topic 718"). See Note 27 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020, and Note 21 to MPLX's financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2020, for assumptions used to determine the values of these awards.

Performance Units granted in 2020 are included in the Stock Awards column for 2020. Their maximum value at grant date, assuming the highest level of performance achieved, is:

	Hennigan	Templin	Griffith	Brooks	Gagle
MPC Performance Units ($)	3,680,000	3,200,000	2,970,000	2,400,000	1,600,000
MPLX Performance Units ($)	920,000	800,000	330,000	600,000	400,000

Non-Equity Incentive Plan Compensation reflects the total ACB award earned for the year indicated, paid the following year. Due to his retirement in April 2020, Mr. Heminger was not eligible for an ACB award for 2020. Amounts for 2019 and 2020 also include payouts under the synergy performance units for the performance periods from October 1, 2018, through December 31, 2019, and January 1, 2020, through December 31, 2020, respectively.

Change in Pension Value and Nonqualified Deferred Compensation Earnings reflects the annual change in actuarial present value of accumulated benefits under the MPC and Speedway retirement plans. See "Post-Employment Benefits for 2020" for more information about our defined benefit plans and the assumptions used to calculate these amounts. No deferred compensation earnings are reported as our nonqualified deferred compensation plans do not provide above-market or preferential earnings.

All Other Compensation aggregates our contributions to defined contribution plans and the limited perquisites we offer to our NEOs, which are described in more detail in the perquisites overview in the CD&A.

Name	Personal Use of Company Aircraft ($)	Company Physicals ($)	Tax and Financial Planning ($)	Security ($)	Company Contributions to Defined Contribution Plans ($)	Other ($)	Total All Other Compensation ($)
Hennigan	80,209	3,879	10,521	13,325	329,139	—	437,073
Templin	—	3,879	2,750	—	294,095	—	300,724
Griffith	—	3,879	—	—	218,887	19,781	242,547
Brooks	—	3,879	13,167	—	200,020	—	217,066
Gagle	—	3,879	2,030	—	139,561	—	145,470
Heminger	42,130	3,879	3,212	1,021	678,578	443,538	1,172,358

Personal Use of Company Aircraft reflects our aggregate incremental cost of personal use of corporate aircraft by our NEOs, their spouses or other guests for 2020, estimated using variable costs to operate the aircraft. Fixed costs, such as pilot compensation, the purchase and lease of aircraft and maintenance not related to travel, are excluded from this calculation. We believe this method provides a reasonable estimate of our incremental cost; however, it overstates the actual incremental cost when a flight has a primary business purpose, space is available to transport an officer or his or her guest not traveling for business purposes, and no incremental cost is realized by us. No income tax assistance or gross-ups are provided for personal use of corporate aircraft.

Company Contributions to Defined Contribution Plans reflect our contributions under our tax-qualified retirement plans and related nonqualified deferred compensation plans. See "Post-Employment Benefits for 2020" and "2020 Nonqualified Deferred Compensation" for more information.

Other for Mr. Griffith reflects reimbursement for the following amounts in connection with his assumption of the role of Speedway's President in July 2019: $17,280 in reimbursement for relocation expenses he incurred as a result of moving to Speedway's headquarters in Enon, Ohio, and $2,501 in reimbursement for taxes due on the relocation reimbursement. Other for Mr. Heminger includes a $397,117 lump sum payment for his earned but unused vacation benefit upon his retirement and $43,674 as a reimbursement for an incremental tax expense incurred as a result of an administrative processing error that occurred in 2019.

2020 Grants of Plan-Based Awards

The following table provides information regarding all MPC plan-based awards, including cash-based incentive awards and equity-based awards, granted by our Compensation and Organization Development Committee to our NEOs in 2020, as well as all MPLX plan-based awards granted by the MPLX Committee to our NEOs in 2020.

Name	Type of Award	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
Hennigan	ACB		—	2,400,000	4,800,000							
	Stock Options	3/1/2020								112,999	47.73	1,104,000
	RSUs	3/1/2020							15,421			736,044
	RSUs	3/17/2020 *							290,641			5,900,012
	Performance Units	3/1/2020				230,000	1,840,000	3,680,000				1,631,344
	MPLX Phantom Units	3/1/2020							22,920			460,004
	MPLX Performance Units	3/1/2020				28,750	460,000	920,000				260,935
Templin	ACB		—	1,100,000	2,200,000							
	Stock Options	3/1/2020								98,260	47.73	960,000
	RSUs	3/1/2020							13,409			640,012
	Performance Units	3/1/2020				200,000	1,600,000	3,200,000				1,418,560
	MPLX Phantom Units	3/1/2020							19,931			400,015
	MPLX Performance Units	3/1/2020				25,000	400,000	800,000				226,900
Griffith	ACB		—	787,500	1,575,000							
	Stock Options	3/1/2020								91,198	47.73	891,004
	RSUs	3/1/2020							12,446			594,048
	Performance Units	3/1/2020				185,625	1,485,000	2,970,000				1,316,601
	MPLX Phantom Units	3/1/2020							8,222			165,016
	MPLX Performance Units	3/1/2020				10,313	165,000	330,000				93,596
Brooks	ACB		—	720,000	1,440,000							
	Stock Options	3/1/2020								73,695	47.73	720,000
	RSUs	3/1/2020							10,057			480,021
	Performance Units	3/1/2020				150,000	1,200,000	2,400,000				1,063,920
	MPLX Phantom Units	3/1/2020							14,948			300,006
	MPLX Performance Units	3/1/2020				18,750	300,000	600,000				170,175
Gagle	ACB		—	490,000	980,000							
	Stock Options	3/1/2020								49,130	47.73	480,000
	RSUs	3/1/2020							6,705			320,030
	Performance Units	3/1/2020				100,000	800,000	1,600,000				709,280
	MPLX Phantom Units	3/1/2020							9,966			200,018
	MPLX Performance Units	3/1/2020				12,500	200,000	400,000				113,450
Heminger	RSUs	4/28/2020							211,045			6,000,009

* As discussed above under "2020 Long-Term Incentive Compensation Program," Mr. Hennigan was appointed as our President and CEO effective March 17, 2020. On that date, the Compensation and Organization Development Committee awarded him an additional grant of MPC RSUs to meet the LTI target it had set for the CEO role, which for 2020 was 15% below the market median.

Approval Dates. The MPC awards granted on March 1, 2020, March 17, 2020, and April 28, 2020, were approved by the Compensation and Organization Development Committee on February 25, 2020, March 17, 2020 and April 28, 2020, respectively. The MPLX awards granted on March 1, 2020, were approved by the MPLX Committee on February 25, 2020.

MPC Stock Options generally vest in equal installments on the first, second and third anniversaries of the grant date and expire 10 years after the grant date. The exercise price is generally equal to the closing price of our common stock on the grant date, or the next business day if the grant date did not fall on a business day. Option holders do not have voting rights or receive dividends on the underlying stock.

MPC RSUs generally vest in equal installments on the first, second and third anniversaries of the grant date; however, the RSUs granted to Mr. Heminger on April 28, 2020 (in recognition of his leadership role in advancing the separation of our Speedway business and in exchange for his entrance into enhanced non-competition, non-solicitation and cooperation covenants, as discussed in further detail above under "2020 Long-Term Incentive Compensation Program—Award of MPC RSUs to Mr. Heminger") vest on December 31, 2021. Unvested RSUs accrue dividend equivalents, which are paid on the scheduled vesting dates. Holders of unvested RSUs do not have voting rights.

MPC Performance Units generally vest following a 36-month performance period and are settled 25% in MPC common stock (based on the closing price of MPC common stock on the date the final TSR rankings are certified, or the next trading day if the certification is made outside of normal trading hours) and 75% in cash. Unvested performance units do not accrue dividends or dividend equivalents and do not have voting rights. The target amounts shown reflect the number of performance units granted, each of which has a target value of $1.00. The threshold, which is the minimum possible payout, is achieved when the payout percentage is 50% for one TSR measurement period and 0% for the other three TSR measurement periods, resulting in an average payout percentage of 12.5%. The maximum payout is 200% of target.

MPLX Phantom Units generally vest in equal installments on the first, second and third anniversaries of the grant date and are settled in MPLX common units. Distribution equivalents accrue on the phantom unit awards and are paid on the scheduled vesting dates. Holders of unvested phantom units have no voting rights.

MPLX Performance Units generally vest following a 36-month performance period and are settled 25% in MPLX common units (based on the closing price of MPLX common units on the date the final TUR rankings are certified, or the next trading day if the certification is made outside of normal trading hours) and 75% in cash. Unvested performance units do not accrue cash distributions or distribution equivalents or have voting rights. The target amounts shown reflect the number of performance units granted, each of which has a target value of $1.00. The threshold, which is the minimum possible payout, is achieved when the payout percentage is 0% for the DCF metric, 50% for one TUR measurement period and 0% for the other three TUR measurement periods, resulting in an average payout percentage of 6.25%. The maximum payout is 200% of target.

Grant Date Fair Value reflects the total grant date fair value of each equity award calculated in accordance with FASB ASC Topic 718, as discussed further in Note 27 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020, and in Note 21 to MPLX's financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2020. The Black-Scholes value used for the MPC stock options was $9.77 per share. The MPC RSU values are based on the MPC common stock closing price on the grant date, or the next business day if the grant date did not fall on a business day, which was $47.73, $20.30 and $28.43 for the March 1, 2020, March 17, 2020, and April 28, 2020, awards, respectively. The MPC performance units value was $0.8866 per unit, using a Monte Carlo valuation model. The MPLX phantom unit value is based on the MPLX common unit closing price of $20.07 on the grant date, or the next business day if the grant date did not fall on a business day. The portion (50%) of the MPLX performance units attributable to the TUR metric has a value of $0.8012 per unit using a Monte Carlo valuation model, and the portion (50%) attributable to the DCF metric has values of $1.00, $0.00 and $0.00 for the respective 2020, 2021 and 2022 performance years.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table provides information regarding the outstanding equity awards held by our NEOs as of December 31, 2020.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Hennigan	3/1/2018	30,225	—	64.79	3/1/2028	MPC			
	3/1/2019	61,925	—	62.68	3/1/2029	310,608	12,846,747	3,320,000	6,640,000
	3/1/2020	—	112,999	47.73	3/1/2030	MPLX			
		92,150	112,999			38,080	824,432	830,000	1,660,000
Templin	7/1/2011	148,370	—	21.10	7/1/2021				
	2/29/2012	89,636	—	20.78	3/1/2022				
	2/27/2013	51,674	—	41.37	2/27/2023				
	3/1/2014	56,616	—	41.69	3/1/2024				
	3/1/2015	59,260	—	50.89	3/1/2025				
	3/1/2016	60,181	—	34.63	3/1/2026				
	3/1/2017	16,854	—	50.99	3/1/2027				
	3/1/2018	55,268	—	64.79	3/1/2028	MPC			
	3/1/2019	66,946	—	62.68	3/1/2029	19,080	789,149	3,200,000	6,400,000
	3/1/2020	—	98,260	47.73	3/1/2030	MPLX			
		604,805	98,260			31,314	677,948	800,000	1,600,000
Griffith	8/26/2011	19,100	—	17.44	8/26/2021				
	2/29/2012	28,012	—	20.78	3/1/2022				
	2/27/2013	13,072	—	41.37	2/27/2023				
	3/1/2014	16,406	—	41.69	3/1/2024				
	3/1/2015	42,668	—	50.89	3/1/2025				
	3/1/2016	64,193	—	34.63	3/1/2026				
	3/1/2017	56,180	—	50.99	3/1/2027				
	3/1/2018	38,688	—	64.79	3/1/2028	MPC			
	3/1/2019	53,557	—	62.68	3/1/2029	16,681	689,926	2,765,000	5,530,000
	3/1/2020	—	91,198	47.73	3/1/2030	MPLX			
		331,876	91,198			16,951	366,989	485,000	970,000
Brooks	4/1/2013	7,596	—	44.92	4/1/2023				
	4/1/2014	8,790	—	44.77	4/1/2024				
	4/1/2015	13,484	—	50.88	4/1/2025				
	3/1/2016	54,163	—	34.63	3/1/2026				
	3/1/2017	44,242	—	50.99	3/1/2027				
	3/1/2018	31,779	—	64.79	3/1/2028	MPC			
	3/1/2019	44,352	—	62.68	3/1/2029	13,879	574,035	2,260,000	4,520,000
	3/1/2020	—	73,695	47.73	3/1/2030	MPLX			
		204,406	73,695			22,168	479,937	565,000	1,130,000
Gagle	5/25/2011	8,080	—	22.36	5/25/2021				
	12/5/2011	1,310	—	17.20	12/5/2021				
	4/2/2012	4,210	—	21.72	4/2/2022				
	4/1/2013	2,370	—	44.92	4/1/2023				
	4/1/2014	3,006	—	44.77	4/1/2024				
	4/1/2015	4,120	—	50.88	4/1/2025				
	3/1/2016	25,678	—	34.63	3/1/2026				
	3/1/2017	26,967	—	50.99	3/1/2027				
	3/1/2018	13,817	—	64.79	3/1/2028	MPC			
	3/1/2019	30,126	—	62.68	3/1/2029	8,858	366,367	1,520,000	3,040,000
	3/1/2020	—	49,130	47.73	3/1/2030	MPLX			
		119,684	49,130			17,101	370,237	380,000	760,000

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Heminger	2/23/2011	236,744	—	20.85	2/23/2021				
	12/5/2011	73,712	—	17.20	12/5/2021				
	2/29/2012	420,170	—	20.78	3/1/2022				
	2/27/2013	221,454	—	41.37	2/27/2023				
	3/1/2014	257,340	—	41.69	3/1/2024				
	3/1/2015	260,742	—	50.89	3/1/2025				
	3/1/2016	353,060	—	34.63	4/30/2025				
	3/1/2017	269,663	—	50.99	4/30/2025	MPC			
	3/1/2018	186,529	—	64.79	4/30/2025	202,567	8,378,171	5,600,000	11,200,000
	3/1/2019	234,310	—	62.68	4/30/2025	MPLX			
		2,513,724	—			—	—	1,400,000	2,800,000

Stock Options generally vest in equal installments on the first, second and third anniversaries of the grant date and expire 10 years after the grant date. Pursuant to award agreement amendments made in 2019 for retention purposes (as further amended in December 2020 for administrative purposes), stock options granted to the NEOs (other than Mr. Heminger) in 2018 and 2019 became non-forfeitable on December 28, 2020. Mr. Heminger's unvested stock options vested upon his retirement.

Unvested Shares and Units reflect the number of shares of unvested MPC RSUs/restricted stock and MPLX phantom units held on December 31, 2020. MPC RSUs/restricted stock and MPLX phantom units generally vest in equal installments on the first, second and third anniversaries of the grant date.

Pursuant to award agreement amendments made in 2019 for retention purposes (as further amended in December 2020 for administrative purposes), MPC restricted stock and MPLX phantom unit awards granted to the NEOs (other than Mr. Heminger) in 2018 and 2019 became "non-forfeitable" for tax purposes on December 28, 2020. Similarly, Mr. Heminger's April 28, 2020, grant of RSUs is deemed "non-forfeitable" for tax purposes. When an award becomes non-forfeitable, certain taxes are immediately due. So that the participants do not have an out-of-pocket expense for these awards that have not yet distributed, the award is instead reduced to cover the tax obligation. These awards continue to be reflected in the following table as they remain subject to distribution on their original vesting dates; however, the portion used to pay the associated taxes has been excluded from this table and is instead included in the "Option Exercises and Stock Vested in 2020" table below.

	MPC RSUs/Restricted Stock			MPLX Phantom Units		
Name	Grant Date	Number of Unvested Shares (#)	Vesting Date	Grant Date	Number of Unvested Units (#)	Vesting Date
Hennigan	3/1/2018	1,011	3/1/2021	3/1/2018	8,024	3/1/2021
	3/1/2019	3,535	3/1/2022, 3/1/2023	3/1/2019	7,136	3/1/2022, 3/1/2023
	3/1/2020	15,421	3/1/2021, 3/1/2022, 3/1/2023	3/1/2020	22,920	3/1/2021, 3/1/2022, 3/1/2023
	3/17/2020	290,641	3/17/2021, 3/17/2022, 3/17/2023		38,080	
		310,608				
Templin	3/1/2018	1,849	3/1/2021	3/1/2018	3,668	3/1/2021
	3/1/2019	3,822	3/1/2022, 3/1/2023	3/1/2019	7,715	3/1/2022, 3/1/2023
	3/1/2020	13,409	3/1/2021, 3/1/2022, 3/1/2023	3/1/2020	19,931	3/1/2021, 3/1/2022, 3/1/2023
		19,080			31,314	
Griffith	3/1/2018	1,259	3/1/2021	3/1/2018	2,565	3/1/2021
	3/1/2019	2,976	3/1/2022, 3/1/2023	3/1/2019	6,164	3/1/2022, 3/1/2023
	3/1/2020	12,446	3/1/2021, 3/1/2022, 3/1/2023	3/1/2020	8,222	3/1/2021, 3/1/2022, 3/1/2023
		16,681			16,951	
Brooks	3/1/2018	1,063	3/1/2021	3/1/2018	2,109	3/1/2021
	10/1/2018	227	10/1/2021	3/1/2019	5,111	3/1/2022, 3/1/2023
	3/1/2019	2,532	3/1/2022, 3/1/2023	3/1/2020	14,948	3/1/2021, 3/1/2021, 3/1/2023
	3/1/2020	10,057	3/1/2021, 3/1/2022, 3/1/2023		22,168	
		13,879				

	MPC RSUs/Restricted Stock			MPLX Phantom Units		
Name	Grant Date	Number of Unvested Shares (#)	Vesting Date	Grant Date	Number of Unvested Units (#)	Vesting Date
Gagle	3/1/2018	456	3/1/2021	3/1/2018	3,666	3/1/2021
	3/1/2019	1,697	3/1/2022, 3/1/2023	3/1/2019	3,469	3/1/2022, 3/1/2023
	3/1/2020	6,705	3/1/2021, 3/1/2022, 3/1/2023	3/1/2020	9,966	3/1/2021, 3/1/2022, 3/1/2023
		8,858			17,101	
Heminger	4/28/2020	202,567	12/31/2021			
		202,567				

Market Value of Unvested Shares and Units reflects the aggregate value of all shares of unvested MPC RSUs/ restricted stock and MPLX phantom units held on December 31, 2020, using the MPC closing stock price of $41.36 and the MPLX closing unit price of $21.65 on that date.

Unvested Equity Incentive Plan Awards reflect the number of unvested MPC performance units and MPLX performance units held on December 31, 2020. MPC and MPLX performance units generally vest following a 36-month performance period; however, pursuant to award agreement amendments made in 2019 for retention purposes (as further amended in December 2020 for administrative purposes), the 2019 MPC and MPLX performance units shown in the table below for our NEOs other than Mr. Heminger became non-forfeitable for tax purposes on December 28, 2020. The 2019 MPC and MPLX performance units shown for Mr. Heminger became non-forfeitable for tax purposes on April 29, 2020, the date of his retirement. The performance cycles for the 2019 awards remain unchanged.

	MPC Performance Units			MPLX Performance Units		
Name	Grant Date	Number of Unvested Units (#)	Performance Cycle	Grant Date	Number of Unvested Units (#)	Performance Cycle
Hennigan	3/1/2019	1,480,000	1/1/2019 - 12/31/2021	3/1/2019	370,000	1/1/2019 - 12/31/2021
	3/1/2020	1,840,000	1/1/2020 - 12/31/2022	3/1/2020	460,000	1/1/2020 - 12/31/2022
		3,320,000			830,000	
Templin	3/1/2019	1,600,000	1/1/2019 - 12/31/2021	3/1/2019	400,000	1/1/2019 - 12/31/2021
	3/1/2020	1,600,000	1/1/2020 - 12/31/2022	3/1/2020	400,000	1/1/2020 - 12/31/2022
		3,200,000			800,000	
Griffith	3/1/2019	1,280,000	1/1/2019 - 12/31/2021	3/1/2019	320,000	1/1/2019 - 12/31/2021
	3/1/2020	1,485,000	1/1/2020 - 12/31/2022	3/1/2020	165,000	1/1/2020 - 12/31/2022
		2,765,000			485,000	
Brooks	3/1/2019	1,060,000	1/1/2019 - 12/31/2021	3/1/2019	265,000	1/1/2019 - 12/31/2021
	3/1/2020	1,200,000	1/1/2020 - 12/31/2022	3/1/2020	300,000	1/1/2020 - 12/31/2022
		2,260,000			565,000	
Gagle	3/1/2019	720,000	1/1/2019 - 12/31/2021	3/1/2019	180,000	1/1/2019 - 12/31/2021
	3/1/2020	800,000	1/1/2020 - 12/31/2022	3/1/2020	200,000	1/1/2020 - 12/31/2022
		1,520,000			380,000	
Heminger	3/1/2019	5,600,000	1/1/2019 - 12/31/2021	3/1/2019	1,400,000	1/1/2019 - 12/31/2021
		5,600,000			1,400,000	

Market Value of Unvested Equity Incentive Plan Awards. Amounts shown for MPC awards reflect the aggregate value of all performance units held on December 31, 2020, assuming payouts of 200% and 200% per unit for the 2019 and 2020 awards, respectively, which is the next higher performance achievement that exceeds the performance for these awards' measurement period ended December 31, 2020. Amounts shown for MPLX awards reflect the aggregate value of all performance units held on December 31, 2020, assuming payouts of 200% and 200% per unit for the 2019 and 2020 awards, respectively, which is the next higher performance achievement that exceeds the performance for these awards' measurement period ended December 31, 2020.

Option Exercises and Stock Vested in 2020

The following table provides information regarding MPC stock options exercised by our NEOs in 2020, as well as shares of MPC RSUs/restricted stock and MPLX phantom units vested in 2020.

Name		Option Awards		Stock/Unit Awards	
		Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares/Units Acquired on Vesting (#)	Value Realized on Vesting ($)
Hennigan	MPC	—	—	22,312	884,898
	MPLX	—	—	98,383	1,742,551
Templin	MPC	—	—	11,911	531,888
	MPLX	—	—	18,838	378,944
Griffith	MPC	—	—	11,159	502,221
	MPLX	—	—	8,459	170,392
Brooks	MPC	—	—	9,600	424,692
	MPLX	—	—	5,931	119,525
Gagle	MPC	—	—	5,345	240,243
	MPLX	—	—	6,987	140,731
Heminger	MPC	246,340	10,717,022	48,070	1,840,137
	MPLX	—	—	77,852	1,478,710

Value Realized on Exercise reflects the actual pre-tax gain realized by our NEOs upon exercise of stock options, which is the fair market value of the shares at exercise less the per share grant price. The stock options reflected in this table were due to expire in February 2020.

Number of Shares/Units Acquired on Vesting includes the following numbers of shares/units used to pay the taxes associated with the vesting of certain awards held by the NEOs due to certain awards and award amendments, as discussed further under "Outstanding Equity Awards at 2020 Fiscal Year-End": Mr. Hennigan, 3,552 shares of MPC restricted stock and 635 MPLX phantom units; Mr. Templin, 4,430 shares of MPC restricted stock and 477 MPLX phantom units; Mr. Griffith, 3,516 shares of MPC restricted stock and 377 MPLX phantom units; Mr. Brooks, 2,987 shares of MPC restricted stock and 303 MPLX phantom units; Ms. Gagle, 1,735 shares of MPC restricted stock and 304 MPLX phantom units; Mr. Heminger, 8,478 RSUs.

Value Realized on Vesting reflects the actual pre-tax gain realized by our NEOs upon vesting of MPC RSUs/ restricted stock and MPLX phantom units, which is the fair market value of the shares/units on the vesting date.

Post-Employment Benefits for 2020

2020 Pension Benefits
We provide tax-qualified retirement benefits to our employees, including certain of our NEOs, under the MPC Retirement Plan. While most employees of Speedway do not participate in the MPC Retirement Plan, some receive tax-qualified retirement benefits under the Speedway Retirement Plan, and certain of our NEOs also receive benefits under that plan. In addition, we sponsor the MPC Excess Benefit Plan and the Speedway Excess Benefit Plan ("Excess Plans"), which are unfunded nonqualified deferred compensation plans made available to a select group of management or highly compensated employees, including our NEOs.

The following table reflects the actuarial present value of accumulated benefits payable to each of our NEOs under the MPC Retirement Plan, the Speedway Retirement Plan and the defined benefit portion of the Excess Plans as of December 31, 2020. These values have been determined using actuarial assumptions consistent with those used in our financial statements.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Hennigan	MPC Retirement Plan	3.58	104,480	—
	MPC Excess Benefit Plan	3.58	860,113	—
Templin	MPC Retirement Plan	9.50	272,244	—
	MPC Excess Benefit Plan	9.50	2,244,935	—
Griffith	MPC Retirement Plan	9.33	221,809	—
	MPC Excess Benefit Plan	9.33	705,393	—
	Speedway Retirement Plan	1.50	53,882	—
	Speedway Excess Benefit Plan	1.50	279,130	—
Brooks	MPC Retirement Plan	39.50	2,330,822	—
	MPC Excess Benefit Plan	39.50	2,660,532	—
Gagle	MPC Retirement Plan	27.67	1,306,517	—
	MPC Excess Benefit Plan	27.67	815,355	—
Heminger	MPC Retirement Plan	39.42	—	2,031,912
	MPC Excess Benefit Plan	39.42	—	28,133,338
	Speedway Retirement Plan	6.48	—	350,320
	Speedway Excess Benefit Plan	6.48	—	4,654,203

Number of Years Credited Service shows the number of years the NEO has participated in each plan. Plan participation service used to calculate each participant's benefit under the MPC Retirement Plan legacy final average pay formula and the Speedway pension equity formula was frozen as of December 31, 2009. Plan participation service used to calculate each participant's benefit under the Speedway Retirement Plan legacy final average pay formula was frozen on December 31, 1998.

Present Value of Accumulated Benefit for the MPC Retirement Plan was calculated assuming a weighted average discount rate of 2.55%, the RP2000 mortality table for lump sums, a 90% lump sum election rate and retirement at age 62 (or current age, if later). In accordance with the MPC Retirement Plan provisions and actuarial assumptions, the discount rate for lump sum calculations was 0.00%. See "MPC Retirement Plan" below for more detail on the formulas.

The present value of accumulated benefits for the Speedway Retirement Plan was calculated assuming a weighted average discount rate of 2.55%, the 94GAR mortality table for lump sums, a 90% lump sum election rate and retirement at age 65 (or current age, if later). In accordance with the Speedway Retirement Plan provisions and actuarial assumptions, the discount rate for lump sum calculations was 1.45% for the Speedway legacy benefit formula.

MPC Retirement Plan

In general, our employees and certain employees of Speedway participate in the MPC Retirement Plan, which is a tax-qualified defined benefit retirement plan primarily designed to provide participants with income after retirement. The plan has both a "legacy" retirement benefit and a "cash balance" retirement benefit. Prior to 2010, the monthly benefit was determined under the MPC legacy benefit formula.

MPC LEGACY BENEFIT FORMULA

1.6% ✕ Monthly Final Average Pay ✕ Years of Participation

— 1.33% ✕ Monthly Estimated Primary Social Security Benefit ✕ Years of Participation

Monthly Benefit

Effective January 1, 2010, the formula was amended to (i) cease future accruals of additional participation years, and (ii) as applied to eligible NEOs, cease further compensation updates. No more than 37.5 participation years may be recognized under the formula. Eligible earnings include, but are not limited to, pay for hours worked, pay for allowed hours, military leave allowance, commissions, 401(k) contributions to the MPC Thrift Plan and incentive compensation bonuses. Age continues to be updated under the formula.

Starting in 2010, benefit accruals are determined under a cash balance formula.

MPC CASH BALANCE FORMULA

Annual Compensation ✕ Pay Credit Percentage

+ Account Balance ✕ Interest Credit Rate

Cash Balance Benefit



Participants receive pay credit percentages based on the sum of their age and cash balance service:

Participant Points	Fewer than 50 Points	50-69 Points	70 Points or More
Pay Credit Percentage	7%	9%	11%

Participants in the plan become fully vested upon completing three years of vesting service. Normal retirement age under the plan is 65.

For the plan's legacy retirement benefit, a vested participant who is at least age 62 may retire prior to age 65 and receive an unreduced benefit. Each of Mr. Brooks and Ms. Gagle have vested legacy retirement benefits under the plan. These benefits remain subject to reduction as neither Mr. Brooks nor Ms. Gagle has reached age 62. Available benefits include various annuity options and a lump sum distribution option. Participants are eligible for early retirement upon reaching age 50 and completing 10 years of vesting service. If an employee retires between the ages of 50 and 62 with sufficient vesting service, the amount of benefit under the legacy benefit formula is reduced as follows:

Age at Retirement	62	61	60	59	58	57	56	55	54	53	52	51	50
Early Retirement Factor	100%	97%	94%	91%	87%	83%	79%	75%	71%	67%	63%	59%	55%

For the plan's cash balance retirement benefit, a vested participant may retire at any age prior to 65 and receive an unreduced benefit. Each NEO has vested cash balance retirement benefits under the plan that are not subject to reduction upon retirement. Under the cash balance formula, plan participants receive pay credits based on age and cash balance service. For 2020, Messrs. Heminger and Brooks and Ms. Gagle received pay credits equal to 11% of compensation, and Messrs. Griffith and Hennigan received pay credits equal to 9% of compensation. Mr. Templin received pay credits equal to 9% of compensation as well as additional contributions to our nonqualified plan of 2% to ensure that the aggregate contributions from our qualified and nonqualified retirement plans equal 11% of his applicable compensation, pursuant to the terms of his employment offer entered into with our former parent company. There are no early retirement subsidies under the cash balance formula.

MPC Excess Benefit Plan (Defined Benefit Portion)

The MPC Excess Benefit Plan is an unfunded nonqualified deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. This plan generally provides benefits that participants, including our NEOs, would have otherwise received under the tax-qualified MPC Retirement Plan were it not for Internal Revenue Code limitations. For our NEOs, eligible earnings under the plan include the items listed above, excluding bonuses, for the MPC Retirement Plan, as well as deferred compensation contributions, for the highest consecutive 36-month period over the 10-year period up to December 31, 2012. This plan also provides an enhancement for executive officers using the three highest bonuses earned over the 10-year period up to December 31, 2012, instead of the consecutive bonus formula in place for non-officers. We believe this enhancement is appropriate in light of the greater volatility of executive officer bonuses. As Messrs. Templin, Hennigan and Griffith have not accrued a benefit under the MPC legacy benefit formula, they are not eligible for this enhancement.

Due to the structure of the frozen MPC legacy benefit formula under the MPC Retirement Plan, the age-related lump sum benefit conversion factors used to calculate lump sum benefits under the frozen legacy final average pay benefit formula result in a year-to-year decrease in the lump sum benefit for participants generally beginning on or after the age of 59. As a result, if participants choose to continue their employment with MPC after they reach age 59, their lump sum benefit may decline year to year.

The MPC Excess Benefit Plan permits the Compensation and Organization Development Committee, on a discretionary basis, to extend a lump sum retirement benefit supplement ("Service Benefit") to individual officers of MPC to offset the age-related erosion of benefit from age 62 until such officer's actual retirement date or date of death. An officer must be vested under the MPC Retirement Plan to qualify for the Service Benefit. The Compensation and Organization Development Committee previously extended eligibility for the Service Benefit to Mr. Heminger.

The Service Benefit will not correct for any age-related erosion of benefit occurring prior to an officer reaching age 62 but, for those officers selected by the Compensation and Organization Development Committee in its sole discretion, the Service Benefit will correct for the age-related erosion of benefit from age 62 until such officer's actual retirement date or date of death. If an officer who has been offered the Service Benefit retires or dies after reaching age 62 and while an active employee with us, the officer's Service Benefit will be calculated as follows:

- If the lump sum interest rate upon the officer reaching the age of 62 used to calculate the retirement lump sum benefit is less than or equal to the lump sum interest rate as of the officer's actual retirement date or date of death, the Service Benefit shall be the difference between the legacy lump sum benefit he or she would have been eligible to receive using the age 62 lump sum conversion factor based on the lump sum interest rate in effect on the actual retirement date or date of death and the legacy lump sum benefit he or she is eligible to receive using the lump sum conversion factor for the actual age at retirement or death based on the lump sum interest rate in effect on the actual retirement date or date of death; or

- If the lump sum interest rate upon the officer reaching the age of 62 used to calculate the retirement lump sum benefit is greater than the lump sum interest rate as of the officer's actual retirement date or date of death, the Service Benefit shall be the difference between the legacy lump sum benefit he or she would have been eligible to receive using the lump sum conversion factor and lump sum interest rate in effect at age 62 and the legacy lump sum benefit he or she is eligible to receive using the lump sum conversion factor and lump sum interest rate in effect on the actual retirement date or date of death.

As intended by the Compensation and Organization Development Committee, the Service Benefit does not compensate for unfavorable fluctuations in the lump sum interest rate and is in fact structured to prevent payment of a Service Benefit greater than intended within a favorable interest rate environment. The Service Benefit is designed to correct only for the benefit erosion an officer may experience for continued employment with us after reaching the age of 62.

Speedway Retirement Plan
Speedway sponsored the Speedway Retirement Plan, a tax-qualified defined benefit retirement plan primarily designed to provide employees with income after retirement. We assumed sponsorship of this plan effective February 1, 2021. Most Speedway employees are immediately eligible to participate in the Speedway Retirement Plan.

SPEEDWAY LEGACY BENEFIT FORMULA

2.0%	×	Monthly Final Average Pay	×	Years of Participation	
− 2.0%	×	Monthly Estimated Primary Social Security Benefit	×	Years of Participation	
		Monthly Benefit			

Benefit accruals for periods prior to January 1, 1999, were determined under a legacy benefit formula, which is summarized in this table. This formula was grandfathered for all participants as of December 31, 1998, but no additional participation years are recognized and, as applied to Mr. Heminger, compensation updates ceased as of that date. No more than 25 years of participation may be recognized under the formula. Eligible earnings included pay for hours worked and allowed hours, military leave allowance, commissions, 401(k) contributions to the Speedway Retirement Savings Plan and incentive compensation bonuses. Vesting service and age continue to be updated under the formula.

The Speedway Retirement Plan was amended effective January 1, 2019, so that benefits accrued by a participating NEO (which for 2020 was Mr. Griffith only) on or after that date would be determined under a cash balance formula, which is summarized in the following table.

SPEEDWAY CASH BALANCE FORMULA

Annual Final Average Pay	×	Annual Pay Credit	
+ Account Balance	×	Interest Credit Rate	
	Annual Benefit		

 Participants receive annual pay credits based on the sum of their age and cash balance service:

Participant Points	Fewer than 50 Points	50-69 Points	70 Points or More
Annual Pay Credit	7%	9%	11%

Mr. Heminger participated in the Speedway Retirement Plan during his prior service with Speedway and has accrued a benefit under the Speedway legacy benefit formula. Mr. Griffith has accrued a benefit under the cash balance formula.

Benefits under the plan are fully vested upon the completion of three years of vesting service. Normal retirement age for the plan's legacy benefit, pension equity and cash balance formulas is 65. Mr. Griffith is vested in his plan benefits, as was Mr. Heminger prior to his retirement. For 2020, Mr. Griffith received a pay credit equal to 9% of compensation.

The forms of benefit available under the Speedway Retirement Plan include various annuity options and a lump sum distribution option. Participants are eligible for early retirement upon reaching age 50 and completing 10 years of vesting service. If an employee retires between the ages of 50 and 65, the amount of benefit under the plan's legacy benefit formula is reduced as follows. There are no early retirement subsidies under the pension equity or cash balance formulas.

Age at Retirement	65	64	63	62	61	60	59	58	57	56	55	54	53	52
Early Retirement Factor	100%	97%	94%	91%	88%	85%	82%	79%	76%	73%	70%	67%	64%	61%

Speedway Excess Benefit Plan

Speedway also sponsors the Speedway Excess Benefit Plan, an unfunded nonqualified deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. This plan provides participants, including Mr. Heminger (prior to his retirement) and Mr. Griffith, with benefits that otherwise would have been received from the tax-qualified Speedway Retirement Plan were it not for Internal Revenue Code limitations. For our NEOs, eligible earnings under this Plan include the items listed above, excluding bonuses, for the Speedway Retirement Plan, as well as deferred compensation contributions, for the highest consecutive 36-month period over the 10-year period up to December 31, 2012. The Speedway Excess Benefit Plan also provides an enhancement for executive officers using the three highest bonuses earned over the 10-year period up to December 31, 2012, instead of the consecutive bonus formula in place for non-officers. Speedway believes this enhancement is appropriate in light of the greater volatility of executive officer bonuses. Effective January 1, 2013, this plan was amended to cease further compensation updates; therefore, Mr. Heminger accrued no additional benefits under this plan since that date. A participant must be vested under the Speedway Retirement Plan to be eligible for an excess retirement benefit.

The Speedway Excess Benefit Plan was amended effective January 1, 2019, to provide eligible participants who make contributions to the Speedway component (previously, the "Retirement Savings Sub-Plan") of the MPC Thrift Plan during the year with an additional Company contribution equal to the matching contributions they would have received under the Speedway component of the MPC Thrift Plan were it not for Internal Revenue Code limitations.

Tax-Qualified Defined Contribution Retirement Plan

The MPC Thrift Plan is a tax-qualified defined contribution retirement plan. In general, all of our employees and Speedway employees, including our NEOs, are immediately eligible to participate in the plan. The purpose of the plan is to assist employees in maintaining a steady program of savings to supplement their retirement income and to meet other financial needs.

The MPC Thrift Plan allows eligible employees, such as our NEOs, to make elective deferral contributions to their plan accounts on a pre-tax or after-tax "Roth" basis from 1% to a maximum of 75% of their plan-considered gross pay, with such gross pay limited to the applicable Internal Revenue Code annual compensation limit ($285,000 for 2020). Eligible employees who are "highly compensated employees" as determined under the Internal Revenue Code, such as our NEOs, may additionally make after-tax contributions to their plan accounts from 1% to 2% of their plan-considered gross pay limited to the applicable Internal Revenue Code annual compensation limit ($285,000 for 2020). Employer matching contributions are made on such elective deferrals at a rate of 117% up to a maximum of 6% of an employee's plan-considered gross pay. All employee elective deferrals and after-tax contributions, and all employer matching contributions made, are fully vested.

2020 Nonqualified Deferred Compensation

The following table provides information regarding our nonqualified savings and deferred compensation plans.

Name	Plan	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Hennigan	MPC Deferred Compensation Plan	937,718	309,132	806,346	—	3,782,030
	MPC 2012 Incentive Compensation Plan	—	—	21,658	1,410	20,248
	MPLX LP 2012 Incentive Compensation Plan	—	—	28,738	2,446	26,292
	MPLX LP 2018 Incentive Compensation Plan	—	—	23,002	1,419	21,583
Templin	MPC Deferred Compensation Plan	—	274,088	270,096	—	1,882,239
	MPC 2012 Incentive Compensation Plan	—	—	27,318	1,839	25,479
	MPLX LP 2012 Incentive Compensation Plan	—	—	13,138	1,118	12,020
	MPLX LP 2018 Incentive Compensation Plan	—	—	24,867	1,535	23,332
Griffith	MPC Deferred Compensation Plan	155,902	198,880	306,181	—	2,011,003
	MPC 2012 Incentive Compensation Plan	—	—	20,899	1,431	19,468
	MPLX LP 2012 Incentive Compensation Plan	—	—	9,198	803	8,395
	MPLX LP 2018 Incentive Compensation Plan	—	—	19,893	1,260	18,633
Brooks	MPC Excess Benefit Plan	—	—	4,281	—	220,375
	MPC Deferred Compensation Plan	—	180,013	161,818	—	624,113
	MPC 2012 Incentive Compensation Plan	—	—	18,907	1,231	17,676
	MPLX LP 2012 Incentive Compensation Plan	—	—	7,556	643	6,913
	MPLX LP 2018 Incentive Compensation Plan	—	—	16,474	1,017	15,457
Gagle	MPC Excess Benefit Plan	—	—	2,106	—	108,408
	MPC Deferred Compensation Plan	—	119,554	62,062	—	393,738
	MPC 2012 Incentive Compensation Plan	—	—	10,385	683	9,702
	MPLX LP 2012 Incentive Compensation Plan	—	—	13,138	1,133	12,005
	MPLX LP 2018 Incentive Compensation Plan	—	—	11,190	700	10,490
Heminger	MPC Excess Benefit Plan	—	—	716	67,108	—
	MPC Deferred Compensation Plan	—	658,571	2,088,969	12,861,699	—
	EMRO Marketing Company Deferred Compensation Plan	—	—	11,292	—	317,678
	MPC 2012 Incentive Compensation Plan	—	—	385,264	295,205	352,467
	MPLX LP 2012 Incentive Compensation Plan	—	—	43,921	231,729	—
	MPLX LP 2018 Incentive Compensation Plan	—	—	64,968	146,067	—

Executive Contributions are also included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the "2020 Summary Compensation Table."

Company Contributions are also included in the "All Other Compensation" column of the "2020 Summary Compensation Table."

Aggregate Earnings for long-term incentive and incentive compensation plans include accrued dividends/dividend equivalents and distribution equivalents on non-forfeitable MPC restricted stock/RSUs and MPLX phantom unit awards.

Aggregate Withdrawals/Distributions represent the payment of dividends/dividend equivalents and distribution equivalents accrued on non-forfeitable awards.

Aggregate Balance at Last Fiscal Year-End. Of the amounts shown, the following amounts have been reported in our Summary Compensation Table for previous years:

	Hennigan	Templin	Griffith	Heminger
MPC Deferred Compensation Plan	668,679	982,420	805,790	3,587,696

MPC Excess Benefit Plan (Defined Contribution Portion)

Certain highly compensated non-officer employees (and, prior to January 1, 2006, executive officers who elected not to participate in the MPC Deferred Compensation Plan) are eligible for the MPC Excess Benefit Plan's defined contribution portion. Participants receive employer matching contributions equal to the amount they would have otherwise received under the tax-qualified MPC Thrift Plan were it not for Internal Revenue Code limitations.

Defined contribution accruals in the MPC Excess Benefit Plan are credited with interest equal to that paid in a specified investment option of the MPC Thrift Plan, which was 1.98% for the year ended December 31, 2020. All plan distributions are paid in a lump sum following the participant's separation from service. Our NEOs no longer participate in the defined contribution portion of the MPC Excess Benefit Plan. All nonqualified employer matching contributions for our NEOs now accrue under the MPC Deferred Compensation Plan.

MPC Deferred Compensation Plan

The MPC Deferred Compensation Plan is an unfunded nonqualified deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees, including our NEOs. Participants may defer up to 20% of their salary and bonus each year in a tax-advantaged manner. Deferral elections are made in December of each year for amounts to be earned in the following year and are irrevocable. The plan credits matching contributions on a participant's deferrals equal to the match under the MPC Thrift Plan (currently 117%) plus an amount equal to the matching contributions the participant would have received, but for Internal Revenue Code limitations and compensation limits, under the MPC Thrift Plan. Participants are fully vested in their deferrals and matching contributions. Participants may make notional investments of their notional plan accounts from among certain investment options offered under the MPC Thrift Plan, and participants' notional plan accounts are credited with notional earnings and losses based on the result of those investment elections. Participants generally receive payment of their plan benefits in a lump sum following separation from service. Effective January 1, 2021, the MPC Deferred Compensation Plan was frozen as to entry of new participants, and with respect to MPC participants (including our NEOs) was frozen effective on that date as to any future salary and bonus deferrals and the crediting of matching contributions.

Speedway Deferred Compensation Plan

The Speedway Deferred Compensation Plan is an unfunded nonqualified deferred compensation plan maintained for a select group of management or highly compensated employees. Mr. Heminger actively participated in the plan in prior years, but has not in recent years. During his active participation, participants could defer up to 25% of their salary and bonus each year in a tax-advantaged manner. In addition, the plan provided benefits approximately equal to the employer matching contributions they would have received, but for plan limitations, under the Speedway Retirement Savings Plan (which is now the Speedway component of the MPC Thrift Plan). Speedway matched each participant's deferrals under the plan at the rate of $0.67 per dollar on the first 6% of compensation deferred, up to a maximum of 4% of the participant's eligible compensation. Participants are fully vested in their deferrals and matching amounts. Participants also could receive certain non-elective employer contributions, including an amount equal to 3.5% of the participant's salary deferrals, and an amount equal to 4% of the participant's eligible pay for employment retention purposes. Participants may make notional investments of their notional plan accounts from among certain investment options offered to participants under the MPC Thrift Plan, and participants' notional plan accounts are credited with notional earnings and losses based on the result of those investment elections. Participants generally receive payment of their plan benefits in a lump sum following separation from service.

Emro Marketing Company Deferred Compensation Plan

While employed at Emro Marketing Company, a former MPC subsidiary, Mr. Heminger participated in the Emro Marketing Company Deferred Compensation Plan, an unfunded nonqualified deferred compensation plan maintained for a select group of management or highly compensated employees. Participants could defer a portion of their compensation in a tax-advantaged manner. The Emro Plan was frozen to new participants and additional deferrals effective December 31, 2009. Deferrals under the plan are credited with notional interest at the prime interest rate, adjusted quarterly, which was 3.25% for the quarter ended December 31, 2020. Participants receive their plan benefits in a lump sum following separation from service. Mr. Heminger is fully vested in his notional plan accounts.

Section 409A Compliance

All of our nonqualified deferred compensation plans in which our NEOs participate are intended to comply with, or be exempt from, Section 409A of the Internal Revenue Code. As a result, distribution of amounts subject to Section 409A may be delayed for six months following retirement or other separation from service where the participant is considered a "specified employee" for purposes of Section 409A. All of our NEOs are "specified employees" for purposes of Section 409A.

Potential Payments Upon Termination or Change in Control

The following table provides information regarding the amount of compensation payable to our NEOs under the specified termination scenarios, assuming that the applicable termination event occurred on December 31, 2020, based on the plans and agreements in place on that date. The actual payments to which an NEO would be entitled may only be determined based upon the actual occurrence and circumstances surrounding the termination.

Name	Scenario	Severance ($)	Additional Pension Benefits ($)	Stock Options Vested ($)	RSUs/Restricted Stock Vested ($)	Performance Units Vested ($)	Other Benefits ($)	Total ($)
Hennigan	Retirement	—	—	—	—	—	—	—
	Resignation	—	—	—	—	—	—	—
	Involuntary Termination without Cause or with Good Reason	—	—	—	13,154,942	2,883,334	—	16,038,276
	Involuntary Termination for Cause	—	—	—	—	—	—	—
	Change in Control with Qualified Termination	10,800,000	—	—	13,154,942	2,883,334	18,541	26,856,817
	Death	—	—	—	13,154,942	2,883,334	—	16,038,276
Templin	Retirement	—	—	—	—	—	—	—
	Resignation	—	—	—	—	—	—	—
	Involuntary Termination without Cause or with Good Reason	—	—	—	986,102	2,666,667	—	3,652,769
	Involuntary Termination for Cause	—	—	—	—	—	—	—
	Change in Control with Qualified Termination	8,475,000	—	—	986,102	2,666,667	13,717	12,141,486
	Death	—	—	—	986,102	2,666,667	—	3,652,769
Griffith	Retirement	—	—	—	—	—	—	—
	Resignation	—	—	—	—	—	—	—
	Involuntary Termination without Cause or with Good Reason	1,750,000	—	—	692,773	2,116,667	—	4,559,440
	Involuntary Termination for Cause	—	—	—	—	—	—	—
	Change in Control with Qualified Termination	6,525,000	—	—	692,773	2,116,667	13,079	9,347,519
	Death	—	—	—	692,773	2,116,667	—	2,809,440
Brooks	Retirement	—	.	—	—	—	—	—
	Resignation	—	—	—	—	—	—	—
	Involuntary Termination without Cause or with Good Reason	—	—	—	739,582	1,916,667	—	2,656,249
	Involuntary Termination for Cause	—	—	—	—	—	—	—
	Change in Control with Qualified Termination	6,000,000	18,413,019	—	739,582	1,916,667	10,631	27,079,899
	Death	—	—	—	739,582	1,916,667	—	2,656,249
Gagle	Retirement	—	—	—	—	—	—	—
	Resignation	—	—	—	—	—	—	—
	Involuntary Termination without Cause or with Good Reason	—	—	—	493,083	1,266,667	—	1,759,750
	Involuntary Termination for Cause	—	—	—	—	—	—	—
	Change in Control with Qualified Termination	4,350,000	9,430,285	—	493,083	1,266,667	11,624	15,551,659
	Death	—	—	—	493,083	1,266,667	—	1,759,750

Severance. Under the MPC Executive Change in Control Severance Benefits Plan, as further described below, cash severance will only be paid upon a change in control if the NEO experiences a Qualified Termination (as defined below). If the Qualified Termination occurs within three years prior to the date the NEO reaches age 65, the NEO's benefit will be limited to a pro rata portion of the benefit. The amount shown for Mr. Griffith under the involuntary termination without cause scenario is described further under "Other Termination" below.

Pension Benefits for our NEOs are reflected in the "2020 Pension Benefits" table above. Amounts in this table represent additional pension benefits attributable solely to the final average pay formula in the applicable plans. The incremental retirement benefits included in these amounts were calculated using the following assumptions: individual life expectancies using the RP2000 Combined Healthy Table weighted 75% male and 25% female; a discount rate of 0.25% for NEOs who are retirement eligible (taking into account the additional three years of age and service credit) and 0.25% for NEOs who are not retirement eligible; the current lump-sum interest rate for the relevant plans; and a lump-sum form of benefit. Only Mr. Brooks and Ms. Gagle are eligible for this enhanced benefit.

Stock Options Vested. Vesting of stock options is accelerated upon retirement or a change in control with a Qualified Termination. Amounts shown reflect the value realized if accelerated stock options were exercised on December 31, 2020, taking into account the spread (if any) between the options' exercise prices and the closing price of our common stock ($41.36) on December 31, 2020.

RSUs/Restricted Stock Vested. Vesting of MPC RSUs/restricted stock and MPLX phantom units is accelerated upon a change in control with a Qualified Termination. Amounts shown reflect the value realized if MPC RSUs/restricted stock and MPLX phantom unit awards vested on December 31, 2020, taking into account the closing price of our common stock ($41.36) and MPLX common units ($21.65) on December 31, 2020.

Performance Units Vested. In the event of a change in control and a Qualified Termination, unvested MPC and MPLX performance units will vest and be paid out based on actual performance for the period from the grant date to the change in control date, and target performance for the period from the change in control date to the end of the performance cycle. Unvested synergy performance units will vest and be paid out at the greater of target or actual synergy capture performance. Amounts reflect the MPC and MPLX performance unit and synergy performance unit target amounts payable in each scenario, with each performance unit having a target value of $1.00.

Other Benefits include 36 months of continued health, dental and life insurance coverage. In the event of death, life insurance would be paid out to the estates of our NEOs in the following amounts: Mr. Hennigan, $1.9 million; Mr. Templin, $2.0 million; Mr. Griffith, $1.7 million; Mr. Brooks, $1.5 million; Ms. Gagle, $1.3 million.

Retirement

Our employees generally are eligible for retirement once they reach age 50 and have at least 10 years of vesting service with MPC or its subsidiaries. As of December 31, 2020, Mr. Brooks and Ms. Gagle were retirement eligible. If a retirement-eligible NEO retires on or after July 1 of the performance year, eligibility for a bonus under the ACB program is at our Compensation and Organization Development Committee's discretion. Upon retirement, our NEOs are entitled to receive their vested benefits that have accrued under our employee and executive benefit programs. For more information about our retirement and deferred compensation programs, see "2020 Pension Benefits" and "2020 Nonqualified Deferred Compensation."

In addition, upon retirement, our NEOs' unvested stock options become exercisable according to the grant terms. Unvested MPC RSUs/restricted stock and MPLX phantom units are forfeited upon retirement (except in the case of mandatory retirement at age 65, when they vest in full). If an NEO has worked more than nine months of the performance cycle, performance awards may vest on a prorated basis at the discretion of the Compensation and Organization Development Committee (the MPLX Committee, in the case of MPLX performance units). In the case of mandatory retirement, performance units will fully vest; however, payout will occur following the full performance cycle based on its certified results.

Mr. Heminger retired effective April 29, 2020. Due to his retirement date, he was not eligible for a bonus under the 2020 ACB program. The RSU award he received on April 28, 2020, as described further under "2020 Long-Term Incentive Compensation Program—Award of MPC RSUs to Mr. Heminger," was valued at $6,770,324 as of his retirement. Amounts he received under our qualified retirement and nonqualified deferred compensation plans as a result of his retirement are described above under "Post-Employment Benefits for 2020" and "2020 Nonqualified Deferred Compensation."

Other Termination

We generally do not enter into employment or severance agreements with our NEOs. An NEO whose employment is terminated by us without cause, or who terminates employment with good reason, is eligible for the same termination allowance plan available to all other employees, which would pay (i) an amount between eight and 62 weeks of salary based either on service or salary level, and (ii) in the case of our NEOs other than Mr. Griffith, an additional amount equal to the NEO's target bonus under our ACB program prorated for service up to the termination date.

Upon an NEO's voluntary resignation, or involuntary termination for cause, unvested LTI awards, including vested but unexercised stock options, generally are forfeited unless provided otherwise in the applicable award agreement. Upon involuntary termination of an NEO without cause, vested stock options are exercisable for 90 days following termination. Our NEOs' (other than Mr. Heminger) award agreements for MPC stock options, MPC restricted stock, MPC performance units, MPLX phantom units and MPLX performance units granted in 2018 and 2019 were amended in October 2019 for retention purposes (and further amended in December 2020 for administrative purposes) such that any such unvested awards became non-forfeitable on December 28, 2020. The performance cycles for the MPC and MPLX performance units remain unchanged.

In connection with our planned sale of the Speedway business, our wholly-owned subsidiary Speedway LLC has entered into a retention letter agreement with Mr. Griffith, the President of Speedway. This letter agreement provides that Mr. Griffith is eligible for a lump sum cash payment of up to $1,750,000, payable on the date that is six months following the consummation of the sale (the "payment date"), provided that Mr. Griffith satisfies certain performance expectations with respect to the transition of the Speedway business (as determined by our CEO) and remains an employee of Speedway through the payment date. If Mr. Griffith's employment is terminated without cause (as defined in the letter agreement) prior to the payment date, he will be entitled to receive up to 100% of the amount set forth above (such amount to be based, in part and as described in the letter agreement, upon the date on which his employment is terminated), subject to his execution and non-revocation of a general release of claims. Mr. Griffith will not be eligible for any payments under the letter agreement if his employment terminates for any other reason prior to the payment date, or if our agreement to sell Speedway is terminated without consummation of the sale.

Death

In the event of death, our NEOs (or their beneficiaries) are entitled to the vested benefits they have accrued under our employee benefits programs. In the event of the death of an NEO during the ACB performance period, unless otherwise determined by the Compensation and Organization Development Committee, a target bonus will be paid. LTI awards immediately vest in full upon death, with performance units vesting at the target level.

Change in Control

Our NEOs participate in two change in control severance plans: the MPC Amended and Restated Executive Change in Control Severance Benefits Plan ("MPC CIC Plan") and the MPLX Executive Change in Control Severance Benefits Plan ("MPLX CIC Plan"). Benefits under each plan are payable only upon a change in control and a Qualified Termination. The following table shows the benefits for which our NEOs would be eligible upon a change in control of MPC or MPLX and a Qualified Termination with the applicable entity:

CHANGE IN CONTROL OF MPC	CHANGE IN CONTROL OF MPLX
A cash payment of up to three times the sum of the NEO's current annualized base salary plus three times the highest bonus paid in the three years before the termination or change in control.	
Life and health insurance benefits for up to 36 months after termination at the lesser of the current cost or the active employee cost.	Life and health insurance benefits for up to 36 months after termination at the active employee cost.
An additional three years of service credit and three years of age credit for purposes of retiree health and life insurance benefits.	
A cash payment equal to the actuarial equivalent of the difference between amounts receivable by the NEO under the final average pay formula in our pension plans and those payable if: (i) the NEO had an additional three years of participation service credit; (ii) the NEO's final average pay were the higher of the NEO's salary at the time of the change in control event or Qualified Termination plus the NEO's highest annual bonus from the preceding three years (for purposes of determining early retirement commencement factors, the NEO is credited with three additional years of vesting service and three additional years of age); and (iii) the NEO's pension had been fully vested.	
A cash payment equal to the difference between amounts receivable under our tax-qualified and nonqualified defined contribution type retirement and deferred compensation plans and amounts that would have been received if the NEO's defined contribution plan account had been fully vested.	
Accelerated vesting of all outstanding MPC LTI awards.	Accelerated vesting of all outstanding MPLX LTI awards.

In the event of a change in control and Qualified Termination under both plans, our NEOs would receive benefits under only one plan: whichever provides the greater benefits at that time. The MPLX CIC Plan also provides that NEOs who do not technically incur a Qualified Termination but separate from service with MPLX as a result of an MPLX change in control (in other words, where the NEO remains employed with MPC but no longer provides services to MPLX) will become fully vested in all outstanding MPLX LTI awards. NEOs who receive an offer for comparable employment from an acquirer or successor entity in an MPLX change in control will not be eligible to receive benefits under the MPLX CIC Plan.

A **"Qualified Termination"** generally occurs when an NEO's employment with our affiliates and us ends in connection with, or within two years after, a change in control. Exceptions include:

- Separation due to death or disability
- Termination for cause
- Termination after age 65

- Voluntary termination without good reason ("good reason" includes a material reduction in roles, responsibilities, pay or benefits, or being required to relocate more than 50 miles from one's current location)

CEO Pay Ratio

SEC rules require us to disclose the ratio of the annual total compensation of our CEO, Mr. Hennigan, to the median of the annual total compensation of all our other employees.

MPC EMPLOYEE POPULATION



18,600 MPC Employees

39,400 Speedway Employees

12,900 Part-Time

26,500 Full-Time

* As permitted by SEC rules, we excluded for administrative convenience our employees from the following non-U.S. jurisdictions: Canada (7 employees), Mexico (26 employees), Singapore (8 employees), which together account for approximately 0.07% of our total employee population.

Our total employee population includes full-time, regular, part-time, casual and international employees, including those employed at our large network of retail stores.

SEC regulations require that our ratio include employees of all MPC businesses, including approximately 39,400 employees at our substantial retail operations (approximately 3,900 stores), many of whom are part-time employees and are compensated at lower levels than employees working in traditional downstream refining jobs.

As we are the only entirely domestic downstream refining company with such a substantial retail presence, our median employee is likely not similar in terms of job function or compensation level to the median employee of other domestic U.S. refiners. So that investors and other stakeholders can compare our ratio to that of our industry peers, we have also provided a supplementary ratio that includes only MPC employees. In addition, as we are currently in the process of selling our Speedway business, we believe our ratio reflecting MPC employees only is more indicative of our ratio following completion of that transaction.

PAY RATIO CALCULATION	Including Speedway Employees[1]	MPC Employees Only
Mr. Hennigan's annual total compensation[2]	$15,648,848	$15,648,848
Median employee's annual total compensation	$41,285	$158,331
Ratio of CEO to median employee compensation	379 to 1	99 to 1

(1) As noted above, our Speedway employee population includes many retail part-time employees who generally are compensated at lower levels than employees working in traditional downstream refining jobs.

(2) Compensation for Mr. Hennigan, who was promoted to CEO effective March 17, 2020, is shown on an annualized basis to reflect total compensation had he served as CEO for the entirety of 2020.

We identified our median employee for each ratio as of October 31, 2020, by analyzing the accumulated actual wages and bonus amounts paid to each employee, other than our CEO, between January 1, 2020, and October 1, 2020. We selected this process to determine our median employees as we believe such accumulated pay reasonably reflects the median employees' annual total compensation taking into account all of our employees. We calculated our median employees' total compensation using the same methodology required by the SEC rules for disclosure of compensation to the principal executive officer in the "2020 Summary Compensation Table."

Reflections on Our Ratio

Our Compensation and Organization Development Committee recognizes that we compete to attract, retain, motivate and reward employees in very different businesses.

The Compensation and Organization Development Committee relies on market data and recommendations provided by its independent compensation consultant to structure variable pay opportunities (largely performance-based) for our NEOs, including our CEO, while management relies on competitive survey data, purchased from independent third parties, to determine competitive pay levels and bonus opportunities for other MPC and Speedway employees.

The Compensation and Organization Development Committee also relies on the independent compensation consultant's assessment comparing our CEO's realizable compensation relative to his peers in the industry versus MPC's performance relative to its peers. This assessment determines whether our compensation programs appropriately align with our performance over a long-term period. The Compensation and Organization Development Committee has determined that our CEO's realizable compensation is strongly aligned with MPC's performance.

We believe our pay practices across different business segments are competitive and appropriate to meet the needs of our workforce and the business. The Compensation and Organization Development Committee does not make compensation decisions with the intent to manage our ratio. It believes that to do so would deviate from market competitive pay practices and could adversely affect the competitiveness of our operations.

Proposal 3. Approve, on an Advisory Basis, our Named Executive Officer Compensation

3. Pursuant to Section 14A of the Securities Exchange Act of 1934, we are asking our shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis and related compensation tables and narrative in "Executive Compensation" beginning on page 24 of this Proxy Statement.

✓ The Board recommends a vote **FOR** this proposal.

As described in the Compensation Discussion and Analysis and related compensation tables and narrative in "Executive Compensation" beginning on page 24 of this Proxy Statement, our Compensation and Organization Development Committee has established executive compensation programs that reflect both Company and individual performance. Our Compensation and Organization Development Committee consistently exercises care and discipline in determining executive compensation and has structured our executive compensation programs to attract, motivate, retain and reward talented executives, with a focus on delivering business results and value to our shareholders and other stakeholders.

Additionally, we think constructive dialogue with our shareholders provides meaningful feedback about specific executive compensation practices and programs, and we encourage shareholders to communicate directly with both Company management and the Compensation and Organization Development Committee about executive compensation. Shareholders may contact the Compensation and Organization Development Committee Chair to provide input on executive compensation matters at any time by email at: compchair@marathonpetroleum.com.

Shareholders may also contact management to provide input on executive compensation matters at any time by contacting Kristina Kazarian, Vice President, Investor Relations, by email at: ir@marathonpetroleum.com.

We conduct annual advisory votes on named executive officer compensation. Following the vote at the Annual Meeting, we expect that the next advisory vote on our compensation of our named executive officers will take place at our 2022 annual meeting.

 **Please read the Compensation Discussion and Analysis in "Executive Compensation" beginning on page 24 of this Proxy Statement, which describes in greater detail our compensation philosophy and programs, as well as the "2020 Summary Compensation Table" and other related compensation tables and narrative beginning on page 44, which provide detailed information on the compensation of our named executive officers.**

The Board of Directors recommends you approve the following resolution:

"RESOLVED, that the compensation paid to MPC's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including in the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Although this vote is nonbinding, the Compensation and Organization Development Committee values the opinions of our shareholders and expects to consider the voting results when making future decisions about executive compensation.

MANAGEMENT PROPOSALS

Proposal 4. Approve the Marathon Petroleum Corporation 2021 Incentive Compensation Plan

4. The Board has adopted and approved the Marathon Petroleum Corporation 2021 Incentive Compensation Plan and is submitting the Plan to our shareholders for approval.

✓ The Board recommends a vote **FOR** this proposal.

Overview

On February 24, 2021, the Board unanimously adopted and approved our new Marathon Petroleum Corporation 2021 Incentive Compensation Plan (the "Plan"), and is submitting the Plan to our shareholders for their approval at the 2021 Annual Meeting. The Plan is designed to permit the Company to grant awards to employees, directors, and/or certain consultants of the Company and its subsidiaries and to provide to such persons incentives and rewards for performance and/or service. The Plan permits the grant and issuance of awards that may take the form of stock options, stock appreciation rights, restricted stock, restricted stock units, shares and other share-based awards, performance-based awards of cash, shares or units, and other rights, interests or options relating to shares or other property (including cash).

The Plan will become effective on the date it is approved by our shareholders. If the Plan is so approved, we will cease making new awards under our current plan, the Amended and Restated Marathon Petroleum Corporation 2012 Incentive Compensation Plan, as amended (the "Prior Plan"), and any shares remaining available under the Prior Plan for new awards will be canceled.

We are asking shareholders to approve the Plan in part because the Prior Plan is set to expire according to its term in April 2022. ***However, the Plan provides for a <u>decrease</u> – <u>not an increase</u> – in the number of shares of common stock available for new awards, as compared to the number of shares remaining available for new awards under the Prior Plan.*** As of the effective date of the Plan, subject to adjustment as described in the Plan and below, a total of 20,500,000 shares of MPC common stock, par value $0.01 per share, will be authorized and available for awards granted under the Plan, less any shares subject to grants made under the Prior Plan after December 31, 2020, and prior to the effective date of the Plan. We believe the Plan, including the maximum number of shares available for awards under the Plan, is necessary to ensure that we have adequate capacity to continue to attract and retain talented employees and non-employee directors. We believe that this number represents a reasonable amount of potential equity dilution and allows us to continue to award equity incentives, which are an important component of our overall compensation program.

2021 Plan—Good Corporate Governance Features and Practices

The Plan and our equity grant practices align with many leading corporate governance practices:

✓ **Independent Committee Administration** – The Plan will be administered by our independent Compensation and Organization Development Committee (the "Committee").

✓ **No Evergreen Provision** – The Plan does not contain an "evergreen" provision that automatically increases the number of shares authorized for issuance.

✓ **Prohibition on Liberal Recycling of Appreciation Awards –** Shares tendered or otherwise used by a participant or withheld by MPC in payment of the purchase price of a stock option or to satisfy any tax withholding obligation with respect to any award of options or stock appreciation rights ("SARs") do not become available for issuance as future awards under the Plan.

✓ **No Single Trigger Equity Acceleration –** Upon a change of control of MPC, there is no automatic acceleration of equity awards (no "single trigger" equity acceleration) under the terms of the Plan.

✓ **No Dividends or Dividend Equivalents Paid on Unvested Awards** – In no case will dividends or dividend equivalents be currently payable with respect to unvested awards.

✓ **No Change of Control/280G Tax Gross-Ups –** MPC does not provide its employees with excise tax gross-ups on change of control benefits.

✓ **No Discounted Stock Options or SARs** – Except with respect to certain substitution awards as described in the Plan, stock options and SARs may not be granted with exercise prices lower than the fair market value of the underlying shares on the grant date.

✓ **No Repricing of Stock Options or SARs** – The repricing of stock options or SARs, or any other action that has the effect of reducing the underlying grant price, is prohibited without shareholder approval (other than in connection with a change in our capitalization or a change in control).

✓ **Annual Limit on Director Compensation –** The Plan contains an annual limit on total non-employee director compensation (cash and equity) provided to each of our non-employee directors per year.

✓ **No Transfer of Awards** – Awards generally are not assignable or otherwise transferable, except by will or the laws of descent and distribution.

✓ **Recoupment/Clawback** – Awards granted under the Plan are subject to MPC's recoupment and clawback policies as in effect from time to time (as as described in more detail in the CD&A portion of this Proxy Statement).

Awards Outstanding and Share Usage

The following table includes information regarding all of our outstanding equity awards and shares available for future awards under our equity plans and equity award agreements as of the dates shown (and without giving effect to this Proposal):

	As of December 31, 2020
Total shares underlying all outstanding options	11,299,781
Weighted average exercise price of outstanding options	$41.95
Weighted average remaining contractual life of outstanding options	5.2
Total shares underlying all outstanding time-based restricted stock and restricted stock unit awards[1]	4,200,775
Total shares underlying outstanding performance-based awards (assuming a maximum payout)[2]	641,322
Total shares currently available for grant (assuming a maximum payout for performance-based awards)	31,784,613
Number of shares that will be authorized for future grant after shareholder approval of the Plan[3]	20,500,000

(1) While Note 27 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020, reflects unvested restricted stock (579,979) and unvested restricted stock units (3,324,324) for financial reporting purposes (totaling 3,904,303) in the Restricted Stock and Restricted Stock Unit Awards table, this table reflects outstanding time-based awards (4,200,775) consistent with the Equity Compensation Plan table on page 77 of this Proxy Statement. The difference between these numbers represents time-vested awards that are vested but have not yet distributed to participants.

(2) Reflects the number of shares that would be issued upon maximum (200%) performance of 53,050,147 outstanding dollar-denominated performance units, which settle 25% in shares of MPC common stock and 75% in cash, using the closing price of MPC common stock on December 31, 2020 of $41.36 per share. The Performance Unit Awards table in Note 27 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020 reflects unvested performance units at target (100%) performance (320,331).

(3) The share request will be reduced by grants made under the Prior Plan after December 31, 2020 and prior to the effective date of the Plan, and is subject to adjustment as described below and in the Plan. Additionally, as noted above, the 20,500,000 shares of common stock that would be available for issuance pursuant to future awards under the Plan **represents a decrease** in the number of shares that are currently available for grant under the Prior Plan.

PROPOSAL 4. APPROVE MPC 2021 INCENTIVE COMPENSATION PLAN

A company's burn rate is equal to the total number of equity awards the company granted in a fiscal year divided by the weighted average common shares outstanding for that year. Our three-year average burn rate, at the time the Board approved the Plan, was approximately 0.6%, as further outlined in the table below:

	Fiscal 2018	Fiscal 2019	Fiscal 2020	Three-Year Average
Stock options granted	903,797	1,952,324	2,770,139	1,875,420
Restricted stock awards / units granted	495,381	1,096,228	3,078,810	1,555,806
Performance units granted[1][2]	92,602	151,263	81,238	108,368
Weighted average common shares outstanding	518,000,000	659,000,000	649,000,000	608,666,667
Burn rate	0.3%	0.5%	0.9%	0.6%

(1) The total number of shares of MPC common stock issued and withheld for taxes in connection with performance units paid out with performance periods ended December 31, 2018, 2019, and 2020 was 41,311, 51,734, and 86,605, respectively.

(2) Reflects the number of shares of MPC common stock that would be issued upon target performance (100%) of dollar-denominated performance units, which settle 25% in MPC common stock and 75% in cash, granted in 2018 of 15,320,000 (or 3,830,000 on a 25% basis), 2019 of 25,025,000 (or 6,256,250 on a 25% basis) and 2020 of 13,440,000 (or 3,360,000 on a 25% basis), using the closing price of MPC common stock on December 31, 2020 of $41.36 per share.

We manage our long-term shareholder dilution by limiting the number of equity incentive awards granted annually. We carefully monitor our annual burn rate, dilution, and equity expense to ensure that we maximize shareholder value by granting only the appropriate number of equity incentive awards necessary to attract, reward and retain employees, directors and consultants. We believe that the number of shares available for issuance under the Plan would be sufficient for about five to six years of equity grant activity under our historic and current compensation program, organizational structure and capital structure; however, we currently expect that the number of shares available for issuance under the Plan will last the full ten-year term of the Plan under expected changes to our grant practices. However, this longer duration is further dependent on the price of shares of our common stock and hiring activity during the next few years, forfeitures of outstanding awards under the Prior Plan and this Plan, and whether expected changes to our grant practices are implemented and/or the duration of such practices without additional modifications (as future circumstances may require us to further change our current equity grant practices). MPC cannot predict its future equity grant practices, the future price of its shares or future hiring activity with any degree of certainty at this time, and the share reserve under the Plan could last for a shorter or longer time. Future benefits that may be received by participants under the Plan are not determinable at this time.

2021 Plan Summary

The following summary of the material terms of the Plan is qualified in its entirety by reference to the complete Plan document, which is set forth in Appendix I to this Proxy Statement. Any capitalized terms used and not defined below have the meanings as set forth in the Plan.

Shares Available. The maximum number of shares of our common stock that are available for awards under the Plan (subject to the adjustment provisions described under "Adjustments upon Changes in Capitalization" below and the share counting rules of the Plan) is 20,500,000 shares, less any shares subject to grants made under the Prior Plan after December 31, 2020, and prior to the effective date of the Plan (and counted on a one-for-one basis). As noted above, this is a decrease in the number of shares that we currently have available for grant under the Prior Plan. *After the date of approval of the Plan by shareholders, no awards may be granted under the Prior Plan.*

If, after the effective date of the Plan, any shares subject to an award under the Plan or under the Prior Plan, or any awards under the Plan or under the Prior Plan, are forfeited, canceled, unearned, expire or are settled for cash (in each case in whole or in part), the shares subject to the award may be used again for awards under the Plan to the extent of the forfeiture, cancellation, lack of being earned, expiration or cash settlement. In the event that withholding tax liabilities arising from an award other than an option or SAR under the Plan or an award other than an option or stock appreciation right under the Prior Plan are satisfied by the tendering or other use of shares or by the withholding of shares by MPC, in any such case after the effective date of the Plan, the shares so tendered, otherwise used or withheld will be added to the shares available for awards under the Plan (with such adding back of shares limited to 10 years from the date of the most recent shareholder approval of the Plan if the shares have actually been issued by MPC). After the effective date of the Plan, the following shares will not be added to the shares authorized for grant under the Plan: (i) shares tendered, used or withheld in payment of the purchase price of an option under the Plan or an option under the Prior Plan; (ii) shares tendered, used or withheld to satisfy any tax withholding obligation with respect to an award of options or SARs under the Plan or options or stock appreciation rights under the Prior Plan; (iii) shares subject to a SAR under the Plan or, after a stock appreciation right under the Prior Plan that are not issued in connection with its stock settlement on exercise, and (iv) shares reacquired by MPC on the open market or otherwise using cash proceeds from the exercise of options under the Plan or options under the Prior Plan. For the avoidance of doubt, if, outside of the Plan and under a MPC approved program or policy, an employee elects and the Committee approves, for such employee to give up the right to receive compensation in exchange for shares based on fair market value, such shares will not count against the aggregate limit described above.

Shares of common stock under awards made under the Plan in assumption or conversion of, or in substitution or exchange for, awards previously granted by a company acquired by us or a subsidiary, or with which we or a subsidiary combine ("Substitute Awards"), do not reduce the maximum number of shares that are available for awards under the Plan. In addition, if a company acquired by us or a subsidiary, or with which we or a subsidiary combine, has shares remaining available under a pre-existing plan approved by its shareholders, then as described in the Plan the available shares (adjusted to reflect the exchange or valuation ratio in the acquisition or combination) may be used for awards under the Plan and will not reduce the maximum number of shares of common stock that are available for awards under the Plan; provided, however that awards using such available shares will not be made after the date awards or grants could have been made under the pre-existing plan, absent the acquisition or combination, and will only be made to individuals who were not our employees or directors prior to the acquisition or combination. As described in the Plan, Substitute Awards may reflect the terms of the original awards and need not comply with other specific terms of the Plan.

The maximum number of shares that may be issued under the Plan pursuant to the exercise of "incentive stock options," as defined in Section 422 of the Code is 20,500,000 shares, subject to adjustment as described in the Plan.

Eligibility. Options, SARs, restricted stock awards, restricted stock unit awards, stock or other share-based awards and performance awards (including performance shares, performance units and performance cash) may be granted under the Plan. Options may be either incentive stock options, or nonqualified stock options. Awards may be granted under the Plan to any employee of MPC or any of its subsidiaries (as defined in the Plan) and non-employee member of the Board of Directors, and any consultant or advisor who is a natural person and provides services to us and/or a subsidiary (subject to certain requirements as described in the Plan); incentive stock options may be granted only to our employees (or to employees of a "subsidiary corporation" as defined under the Code and in accordance with applicable rules).

Awards to be Granted to Certain Individuals and Groups. Approximately 18,600 employees of the Company and its subsidiaries and 11 non-employee directors of the Company will be eligible to participate in the Plan. This number of employees excludes approximately 39,300 employees of Speedway (which we are in the process of selling) who are not expected to participate in the Plan. If, however, the sale did not close, then the Speedway employees would also be eligible to participate in the Plan. Consultants of the Company and its subsidiaries are also eligible to participate in the Plan. Due to the temporary status of such service providers, we do not have a current estimate of how many such consultants may be eligible in the future to participate in the Plan. We do not currently expect to make material grants of awards under the Plan to consultants.

The Committee, in its discretion, selects the persons to whom awards may be granted, determines the type of awards, determines the times at which awards will be made, determines the number of shares subject to each such award (or the dollar value of the awards), and determines the other terms and conditions relating to the awards. For this reason, it is not possible to determine the benefits or amounts that will be received by any particular person in the future. The basis of participation in the Plan is selection for participation by the Committee (or its proper delegate).

Limits on Awards to Directors. Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all awards granted to any non-employee director during any single calendar year, plus all cash and other compensation paid or payable to such director for director services rendered to the Company for the same calendar year (whether or not paid under this Plan, and including, for example, annual retainers and other fees), will not exceed $800,000 (except that this amount shall be increased by an additional $400,000 in the case of any non-executive chairman of the Board or lead director); provided, however, that this limitation will be determined without regard to (i) amounts paid to a non-employee director for director services for any subsidiary of the Company; (ii) amounts paid during any period in which such individual was an employee or consultant (other than grants of awards paid for service in their capacity as a non-employee director), and (iii) any severance and other payments such as consulting fees paid to a non-employee director for such director's prior or current service to the Company or any subsidiary other than serving as a director.

Administration. The Plan will be administered by the Committee (or a subcommittee formed by the Committee). However, at the discretion of the Board, the Plan may be administered by the Board, including with respect to the administration of any responsibilities and duties held by the Committee. The Committee has the authority to determine the terms and conditions of awards (including, but not limited to, determining whether awards may be settled in cash, shares or other property, determining whether amounts payable with respect to an award can be deferred, and determining whether any award will be canceled or suspended, or vesting terms or other restrictions continued, waived or accelerated), and to interpret and administer the Plan and its award agreements. The Committee may to the extent not inconsistent with applicable law (i) delegate to a committee or subcommittee of one or more directors its authority, including the right to make awards and to cancel or suspend awards and to otherwise take action on its behalf under the Plan, and (ii) authorize an officer or a committee of officers the right to make awards to employees who are not directors or executive officers and cancel or suspend awards under the Plan to such employees.

Stock Options. The Committee may grant either nonqualified stock options or incentive stock options. A stock option entitles the recipient to purchase a specified number of shares of common stock at a fixed price subject to terms and conditions set by the Committee, including conditions for exercise that must be satisfied, which may be based solely on continued provision of services. The purchase price of shares of common stock covered by a stock option cannot be less than 100% of the fair market value of the common stock on the date the option is granted (except for Substitute Awards). Fair market value of the common stock is generally equal to the closing price for the common stock on the principal U.S. national securities exchange on which the Company's common stock is traded (the "Principal Exchange") (or if there was no closing price on that date, on the last preceding date on which a closing price was reported), except for Substitute Awards. As of March 2, 2021, the closing price of one share of our common stock as reported on the NYSE was $56.03 per share.

The Plan permits payment of the purchase price of stock options to be made by cash or cash equivalents, shares previously acquired by the participant, any other form of consideration approved by the Committee and permitted by applicable law (including withholding of shares that would otherwise be issued on exercise), or any combination thereof. Options granted under the Plan expire no later than ten years from the date of grant. An award agreement may provide that if on the last day of the term the exercise of the option is prohibited by applicable law or the holder cannot purchase or sell shares due to a "blackout period" under the Company's insider trading policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term will be automatically extended for a 30-day period from the end of the prohibition or blackout period, but not to exceed the expiration of the option as set forth in the award agreement.

Stock Appreciation Rights. The Committee is authorized to grant SARs in conjunction with a stock option or other award granted under the Plan, and to grant SARs separately. The grant price of a SAR may not be less than 100% of the fair market value of a share of common stock on the date the SAR is granted (except for Substitute Awards). The term of an SAR may be no more than ten years from the date of grant. An award agreement may provide if on the last day of the term the exercise of the SAR is prohibited by applicable law or the holder cannot purchase or sell shares due to a "blackout period" under the Company's insider trading policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term will be automatically extended for a 30-day period from the end of the prohibition or blackout period, but not to exceed the expiration of the SAR as set forth in the award agreement. SARs are subject to terms and conditions set by the Committee, including conditions for exercise that must be satisfied.

Upon exercise of an SAR, the participant will have the right to receive the excess of the fair market value of the shares covered by the SAR on the date of exercise (or such lesser amount as determined by the Committee) over the grant price. Payment may be made in cash, shares or other property, or any combination thereof, as the Committee may determine. Shares issued upon the exercise of SARs are valued at their fair market value as of the date of exercise.

Restricted Stock Awards. Restricted stock awards may be issued either alone or in addition to other awards granted under the Plan and are also available as a form of payment of performance awards and other earned cash-based incentive compensation. The Committee determines the terms and conditions of restricted stock awards, including the number of shares granted, and conditions for vesting that must be satisfied, which may be based principally or solely on continued provision of services, and also may include a performance-based component. Unless otherwise provided in the award agreement, the holder of a restricted stock award will have the rights of a shareholder from the date of grant of the award, including the right to vote the shares of common stock subject to the award and the right to ultimately receive cash dividends and share and property distributions on the shares (subject to the requirements for dividends on unvested awards as described under "Dividends; Dividend Equivalents" below).

Restricted Stock Unit Awards. Awards of restricted stock units having a value equal to an amount of shares of common stock may be granted either alone or in addition to other awards granted under the Plan, and are also available as a form of payment of performance awards granted under the Plan and other earned cash-based incentive compensation. The Committee determines the terms and conditions of restricted stock units, including conditions for vesting that must be satisfied, which may be based principally or solely on continued provision of services, and also may include a performance-based component. The holder of a restricted stock unit award will not have voting rights with respect to the award. Any dividend equivalents and shares and other property distributed with respect to the award will be subject to the same restrictions as the award.

Shares and Other Share-Based Awards. The Plan also provides for the award of shares of and other awards that are valued by reference to common stock or other property ("Other Share-Based Awards"), including deferred stock units and dividend equivalents payable in shares. Such awards may be granted alone or in addition to other awards under the Plan. Other Share-Based Awards may be paid in cash, shares or other property, or a combination thereof, as determined by the Committee. The Committee determines the terms and conditions of Other Share-Based Awards, including any conditions for vesting that must be satisfied. Dividends or dividend equivalents (or other property distributions) on Other Share-Based Awards will be subject to the same restrictions (if any) as the award.

Director Fees. Non-employee directors may, if determined by the Board of Directors, receive Other Share-Based Awards in the form of deferred stock units (or any other type of award, as determined by the Board), in lieu of all or a portion of their annual retainer and/or certain other amounts, provided any such election is made in accordance with the requirements of Section 409A of the Code. The Committee will, in its absolute discretion, establish such rules and procedures as it deems appropriate for such elections.

Performance Awards. Performance awards provide participants with the opportunity to receive shares of common stock, cash or other property based on performance and other vesting conditions. Performance awards may be granted from time to time as determined at the discretion of the Committee. The Committee has the discretion to determine the number of shares of common stock under, or the dollar value of, a performance award and the conditions that must be satisfied for grant or for vesting. Dividends or dividend equivalents (or other property distributions) on performance awards will be subject to the same restrictions (if any) as the award.

Performance Criteria. The Committee may determine that the distribution of cash, shares or other property pursuant to an award will be subject to the achievement of one or more performance goals established by the Committee, which may be based on achievement with respect to one or more (or any combination) of the following: sales (including net sales); return on sales; revenue, net revenue, product revenue or systemwide revenue (including growth of such revenue measures); operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the shares or any other publicly traded securities of the Company; market share; gross profits; gross or net profit margin; gross profit growth; net operating profit (before or after taxes); operating earnings; earnings or losses or net earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow (including operating cash flow and free cash flow) or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; cash flow return on capital; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; general and administrative expense savings; inventory control; operating margin; gross margin; year-end cash; cash margin; debt reduction; shareholders equity; operating efficiencies; cost reductions or savings; market share; customer satisfaction; customer growth; employee satisfaction; productivity or productivity ratios; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company's third-party manufacturer) and validation of manufacturing processes (whether regarding the Company or the Company's third-party manufacturers); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors); supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company's products); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; debt level year-end cash position; book value; factoring transactions; competitive market metrics; timely completion of new product rollouts; timely launch of new facilities (such as new store openings, gross or net); sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); bookings; royalty income; implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures, succession and hiring projects, reorganization and other corporate transactions, expansions of specific business operations and meeting divisional or project budgets; safety, environmental, social, health or governance objectives; recruiting and maintaining personnel; and any other metric as approved by the Committee.

Such performance goals also may be based solely by reference to the Company's performance or the performance of a subsidiary, division, business segment or business unit of the Company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.

If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the applicable performance goals unsuitable or requires an adjustment to the performance goals or achievement with respect to the performance goals, the Committee may in its discretion modify such performance goals or the actual levels of achievement regarding the performance goals, in whole or in part, as the Committee deems appropriate and equitable. Without limiting the foregoing, in calculating performance outcomes for an award subject to performance goals, the Committee may provide for exclusion of the impact of an event or occurrence that the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges or events, (b) asset write-downs, (c) litigation or claim judgments or settlements, (d) acquisitions or divestitures, (e) reorganization or change in the corporate structure or capital structure of the Company, (f) an event either not directly related to the operations of the Company, subsidiary, division, business segment or business unit or not within the reasonable control of management, (g) foreign exchange gains and losses, (h) a change in the fiscal year of the Company, (i) the refinancing or repurchase of bank loans or debt securities, (j) unbudgeted capital expenditures, (k) the issuance or repurchase of equity securities and other changes in the number of outstanding shares, (l) conversion of some or all of convertible securities to common stock, (m) any business interruption event, (n) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles, or (o) the effect of changes in other laws or regulatory rules affecting reported results.

The Committee may adjust upward or downward the amount payable pursuant to performance-based awards, and the Committee may waive the achievement of the applicable performance goals in its discretion or under special circumstances. The Committee must certify or provide for certification, in writing, the amount of the award for each participant before payment of the award is made.

Change in Control. In the event of a change in control of the Company (as defined in the Plan), an award agreement (or the Committee) may provide for various award treatments, including any of the following:

- continued or accelerated vesting;

- performance based awards treated as earned, based on achievement of performance goals or based on target performance, payable in full or pro-rated, or converted into time-based restricted stock or restricted stock unit awards based on such performance outcomes;

- if the successor company continues, replaces, assumes or substitutes an award and if a participant's employment with such successor company (or the Company) or a subsidiary thereof experiences a qualifying termination of employment or service within 24 months following such change in control (or such other period set forth in the award agreement), then such award will become fully vested and exercisable;

- if the successor company does not continue, replace, assume or substitute an award, then immediately prior to the change in control, such award will become fully vested and exercisable; or

- each option and SAR will terminate within a specified number of days after notice to the participant, and/or that each participant will receive an amount equal to the excess of the fair market value of each share immediately prior to the occurrence of such change in control over the exercise price, to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction) or in a combination thereof, as the Committee, in its discretion, determines.

In addition, options and SARs may be canceled and terminated without payment if the fair market value per share as of the change in control (or change in control consideration) is less than the per share option exercise price or SAR grant price.

Dividends; Dividend Equivalents. Awards other than options and SARs may, if determined by the Committee, provide that the participant will be entitled to receive cash, stock or other property dividends, or cash payments in amounts equivalent to cash, stock or other property dividends declared, with respect to shares of common stock covered by an award. The Committee may provide that the dividend equivalents (if any) will be deemed to have been reinvested in additional shares or otherwise reinvested or accumulated and credited to a bookkeeping account, but in all events the dividends and dividend equivalents will be subject to the same restrictions and risk of forfeiture as the underlying award and will not be paid unless and until the underlying award is vested.

No Repricing. The Plan prohibits option and SAR repricings (other than to reflect stock splits, spinoffs or other corporate events described under "Adjustments upon Changes in Capitalization" below, or in connection with a change in control of the Company) unless shareholder approval is obtained. For purposes of the Plan, a "repricing" means a reduction in the exercise price of an option or the grant price of a SAR, the cancellation of an option or SAR in exchange for cash or another award under the Plan if the exercise price or grant price of the option of SAR is greater than the fair market value of the common stock, or any other action with respect to an option or SAR that may be treated as a repricing under the rules of the Principal Exchange.

Nontransferability of Awards. Except as determined by the Committee, no award under the Plan is, and no shares subject to awards that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed are, transferable other than by will or the laws of descent and distribution, and an award may be exercised during the participant's lifetime only by the participant or the participant's guardian or legal representative (except that the Committee may provide in an award agreement that a participant may transfer an award without consideration to certain family members, family trusts, or other family-owned entities, or for charitable donations under such terms and conditions determined by the Committee). No award will be transferred for value.

Adjustments upon Changes in Capitalization. In the event of any merger, reorganization, consolidation, recapitalization (or other change in the capital structure of the Company), dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, combination of shares, reverse stock split, spinoff, split-off, spinout, split-up, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or similar transaction or event or other change in corporate structure affecting the Company's shares of common stock or their value, such adjustments and other substitutions will be made to the Plan and to awards in a manner the Committee deems equitable or appropriate to prevent dilution or enlargement of the rights of participants, including adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan or an award, the limitations on annual director compensation, the maximum number of shares that may be issued pursuant to incentive stock options and, in the aggregate or to any participant, in the number, class, kind and option or exercise price of securities subject to (and any other term/provision of) outstanding awards granted under the Plan.

Termination of Employment. The Committee will determine and set forth in the award agreement whether any awards will continue to be exercisable and continue to vest or be earned, and the terms of such exercise, vesting or earning, on and after the date the participant ceases to be employed by, or to otherwise provide services to, us, whether by reason of death, disability, voluntary or involuntary termination of employment or service, or otherwise. Unless provided otherwise in an award agreement or by the Committee, the change in status of providing service to the Company or a Subsidiary from one category of eligibility under the Plan to another (for example, the change in status from an employee to a director or consultant) will not by itself be considered a termination of employment for purposes of an award and will not, without the existence of a separate trigger, cause an award to cease vesting according to its original terms.

Deferral. The Committee is authorized to establish procedures pursuant to which the payment of any award may be deferred.

Tax Withholding. The Company will have the right to make all payments or distributions pursuant to the Plan net of any applicable federal, state and local taxes required to be paid or withheld as a result of (i) the grant of any award, (ii) the exercise of an option or SAR, (iii) the delivery of shares or cash, (iv) the lapse of any restrictions in connection with any award or (v) any other event occurring pursuant to the Plan. Subject to applicable law, the Company or any subsidiary will have the right to withhold from wages or other amounts otherwise payable to a participant (or permitted assignee) such withholding taxes as may be required by law, or to otherwise require the participant (or permitted assignee) to pay such withholding taxes. The Committee is authorized to establish procedures to satisfy obligations for the payment of such taxes by tendering previously acquired shares (either actually or by attestation, valued at their then fair market value), or by directing the Company to retain shares (up to the minimum required tax withholding rate or such other rate that will not cause an adverse accounting consequence or cost, in accordance with Company policy and at the discretion of the Committee) otherwise deliverable in connection with the award.

Recoupment. Notwithstanding anything to the contrary contained in the Plan, an award agreement may provide that, if the participant, without the consent of the Company, while employed by or providing services to the Company or any subsidiary or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any subsidiary, as determined by the Committee in its sole discretion, then (i) any outstanding, vested or unvested, earned or unearned portion of the award may, at the Committee's discretion, be canceled and (ii) the Committee, in its discretion, may require the participant or other person to whom any payment has been made or shares or other property have been transferred in connection with the award to forfeit and pay over to the Company, on demand, all or any portion of the gain (whether or not taxable) realized upon the exercise of any option or SAR and the value realized (whether or not taxable) on the vesting or payment of any other award during the time period specified in the award agreement.

All awards granted under the Plan will be subject to recoupment in accordance with the Company's clawback policy, as may be amended from time to time, and any future clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an award agreement as the Board determines necessary or appropriate. No recovery of compensation under such a clawback policy will be an event giving rise to a right to voluntarily terminate employment upon a "resignation for good reason," or for a "constructive termination" or any similar term under any plan of or agreement with the Company.

Amendment and Termination. The Plan may be amended or terminated by the Board, except that shareholder approval is required for any amendment to the Plan that increases the number of shares available for awards under the Plan, expands the types of awards available under the Plan, materially expands the class of persons eligible to participate in the Plan, permits the grant of options or SARs with an exercise or grant price of less than 100% of fair market value on the date of grant, amends the provisions prohibiting the repricing of stock options and SARs as described above under "No Repricing" or takes any action with respect to an option or SAR that may be treated as a repricing under the rules of the Principal Exchange, or increases the maximum permissible term of an option or SAR (subject to certain exceptions as described in the Plan). Except as described in the Plan, no amendment or termination may materially impair a participant's rights under an award previously granted under the Plan without the written consent of the participant.

Awards may be granted under the Plan at any time and from time to time prior to the tenth anniversary of the effective date of the Plan (or until the Plan is terminated by the Board), on which date the Plan will expire except as to awards then outstanding under the Plan; provided, however, in no event may an incentive stock option be granted more than ten years after the earlier of the date the Plan is approved by the Board or the effective date of the Plan.

U.S. Federal Income Tax Consequences

The following is a brief summary of certain of the federal income tax consequences of certain transactions under the Plan based on federal income tax laws in effect. This summary, which is presented for the information of shareholders considering how to vote on this proposal and not for Plan participants, is not intended to be complete and does not describe federal taxes other than income taxes (such as Medicare and Social Security taxes), or state, local or foreign tax consequences.

Tax Consequences to Participants
Restricted Stock: The recipient of restricted stock generally will be subject to tax at ordinary income rates on the fair market value of the restricted stock (reduced by any amount paid by the recipient for such restricted stock) at such time as the restricted stock is no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code ("Restrictions"). However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the Restrictions) over the purchase price, if any, of such restricted stock. If a Section 83(b) election has not been made, any dividends received with respect to restricted stock that are subject to the Restrictions generally will be treated as compensation that is taxable as ordinary income to the recipient.

Performance shares, performance units and performance cash awards: No income generally will be recognized upon the grant of performance shares, performance units or performance cash awards. Upon payment in respect of the earn-out of performance shares, performance units or performance cash awards, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted shares received.

Nonqualified stock options: In general, no income will be recognized by an optionee at the time a nonqualified stock option is granted. At the time of exercise of a nonqualified stock option, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares, if unrestricted, on the date of exercise. At the time of sale of shares acquired pursuant to the exercise of a nonqualified stock option, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

Incentive stock options: No income generally will be recognized by an optionee upon the grant or exercise of an "incentive stock option" as defined in Section 422 of the Code. If common shares are issued to the optionee pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of grant or within one year after the transfer of such shares to the optionee, then upon sale of such shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss.

If shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the exercise price paid for such shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

SARs: No income will be recognized by a participant in connection with the grant of a SAR. When the SAR is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted shares received on the exercise.

Restricted Stock Units: No income generally will be recognized upon the award of restricted stock units. The recipient of a restricted stock units award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted shares on the date that such shares are transferred to the participant under the award (reduced by any amount paid by the participant for such restricted stock units), and the capital gains/loss holding period for such shares will also commence on such date.

Tax Consequences to the Company or its Subsidiaries
To the extent that a participant recognizes ordinary income in the circumstances described above, the Company or the subsidiary for which the participant performs services will be entitled to a corresponding deduction from any applicable federal income tax, provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by the $1.0 million limitation on certain executive compensation under Section 162(m) of the Code.

Code Section 162(m)
Section 162(m) of the Code generally disallows a deduction for certain compensation paid to certain current or former executive officers to the extent that compensation to a covered employee exceeds $1.0 million for such year. Compensation qualifying for a performance-based exception as "qualified performance-based compensation" under Section 162(m) of the Code was in the past not subject to the deduction limit if the compensation satisfied the requirements of Section 162(m) of the Code. This exception has now been repealed, effective for taxable years beginning after December 31, 2017, unless certain transition relief for certain compensation arrangements in place as of November 2, 2017, is available. Currently, the Company does not anticipate that it will be able to make any grants under the Plan that will be intended to qualify for the performance-based exception. To be clear, shareholders are not being asked to approve the Plan (or any of its provisions) for purposes of Section 162(m) of the Code or the performance-based exception.

New Plan Benefits

No benefits or amounts have been granted, awarded or received under the Plan. In addition, the Board or Committee in its discretion will determine the number and types of awards that will be granted. Thus, it is not possible at this time to determine the benefits that will be received by eligible participants if shareholders approve the Plan.

Equity Compensation Plan Table

The following table provides information as of December 31, 2020, with respect to shares of our common stock that may be issued under the Amended and Restated Marathon Petroleum Corporation 2012 Incentive Compensation Plan (the "MPC 2012 Plan"), the Marathon Petroleum Corporation 2011 Second Amended and Restated Incentive Compensation Plan (the "MPC 2011 Plan") and the Andeavor Amended and Restated 2011 Long-Term Incentive Plan (the "Andeavor Plan").

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[a]	Weighted-average exercise price of outstanding options, warrants and rights[b]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)[c]
Equity compensation plans approved by stockholders	14,833,695	41.95	31,784,613
Equity compensation plan not approved by stockholders	—	—	—
Total	14,833,695	N/A	31,784,613

(a) Includes the following:

1) 11,299,781 stock options granted pursuant to the MPC 2012 Plan and the MPC 2011 Plan and not forfeited, canceled or expired as of December 31, 2020.

2) 2,892,592 restricted stock units granted pursuant to the MPC 2012 Plan and the MPC 2011 Plan for shares unissued and not forfeited, canceled or expired as of December 31, 2020. The amounts in column (a) do not include (i) 709,416 restricted stock units granted under the Andeavor Plan and not forfeited, canceled or expired as of December 31, 2020, or (ii) 598,767 shares of restricted stock outstanding as of December 31, 2020.

3) 641,322 shares as the maximum potential number of shares that could be issued in settlement of performance units outstanding as of December 31, 2020, pursuant to the MPC 2012 Plan, based on the closing price of our common stock on December 31, 2020, of $41.36 per share. The number of shares reported for this award vehicle may overstate dilution. See Note 27 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020 for more information on performance unit awards granted under the MPC 2012 Plan.

(b) Restricted stock, restricted stock units and performance units are not taken into account in the weighted-average exercise price as such awards have no exercise price.

(c) Reflects the shares available for issuance pursuant to the MPC 2012 Plan. All granting authority under the MPC 2011 Plan was revoked following the approval of the MPC 2012 Plan by shareholders on April 25, 2012, and all granting power under the Andeavor Plan was revoked at the time of our acquisition of Andeavor. No more than 12,112,418 of the shares reported in this column may be issued for awards other than stock options or stock appreciation rights. The number of shares reported in this column assumes 641,322 as the maximum potential number of shares that could be issued pursuant to the MPC 2012 Plan in settlement of performance units outstanding as of December 31, 2020, based on the closing price of our common stock on December 31, 2020, of $41.36 per share. The number of shares assumed for this award vehicle may understate the number of shares available for issuance pursuant to the MPC 2012 Plan. See Note 27 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020 for more information on performance unit awards granted pursuant to the MPC 2012 Plan. Shares related to grants made pursuant to the MPC 2012 Plan that are forfeited, canceled or expire unexercised become immediately available for issuance under the MPC 2012 Plan.

Registration with the SEC

The Company intends to file a Registration Statement on Form S-8 relating to the issuance of shares under the Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as soon as practicable after approval of the Plan by shareholders.

Required Vote

This Proposal will be approved if it receives the affirmative vote of a majority of the votes cast. Abstentions will have the same effect as votes against the proposal. Broker non-votes will not be considered votes "cast."

The Board of Directors Recommends a Vote "FOR" this proposal to approve the Marathon Petroleum Corporation 2021 Incentive Compensation Plan.

Proposal 5. Amend Certificate of Incorporation to Eliminate Supermajority Provisions

5. Our Restated Certificate of Incorporation contains "supermajority voting provisions" requiring the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote to amend certain sections of the Restated Certificate of Incorporation, including the sections relating to amendments to the Restated Certificate of Incorporation. We are asking our shareholders to approve an amendment to the Restated Certificate of Incorporation to eliminate these supermajority voting provisions.

✓ The Board recommends a vote **FOR** this proposal.

At our 2020 annual meeting of shareholders, the shareholders voted on a shareholder-sponsored proposal requesting that the Board take the steps necessary to eliminate each shareholder voting requirement in our Restated Certificate of Incorporation that calls for a greater than simple majority vote. The Board recommended that shareholders vote for this proposal, and it passed with the support of a majority of the votes cast at the meeting.

The Board has carefully considered the advantages and disadvantages of maintaining the supermajority voting provisions in our Restated Certificate of Incorporation. While the supermajority voting provisions are designed to ensure that the interests of all shareholders are fully protected, the Board recognizes that there are different perspectives on this matter and, after weighing these considerations, has determined that it is in the best interests of the Company and its shareholders to amend our Restated Certificate of Incorporation to eliminate the supermajority voting provisions (the "Supermajority Elimination Amendment"). The Board recommends that shareholders approve the Supermajority Elimination Amendment.

The description in this Proposal of the Supermajority Elimination Amendment to eliminate the supermajority provisions in the Restated Certificate of Incorporation is qualified in its entirety by reference to the text of the Supermajority Elimination Amendment, which is attached to this Proxy Statement as Appendix II.

The affirmative vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote is required to approve this proposal.

If our shareholders approve the proposed Supermajority Elimination Amendment, we intend to file with the Secretary of State of the State of Delaware a Certificate of Amendment setting forth the Supermajority Elimination Amendment, which will become effective upon filing and effectiveness. If our shareholders approve the proposed Supermajority Elimination Amendment and the Declassification Amendment described in Proposal 6, we intend to file with the Secretary of State of the State of Delaware a Certificate of Amendment setting forth both the Supermajority Elimination Amendment and the Declassification Amendment, as set forth in Appendix IV to this Proxy Statement, which will become effective upon filing and effectiveness.

Proposal 6. Amend Certificate of Incorporation to Declassify the Board of Directors

6. Our Restated Certificate of Incorporation provides for a staggered Board divided into three classes of directors, with each class elected for a three-year term. We are asking our shareholders to approve an amendment to the Restated Certificate of Incorporation to phase out the classified Board so that the Board is fully declassified by the 2024 annual meeting.

✓ The Board recommends a vote **FOR** this proposal.

Our Restated Certificate of Incorporation provides for a staggered Board divided into three classes of directors, with each class elected for a three-year term. The Board believes it is advisable and in the best interests of the Company and its shareholders to amend our Restated Certificate of Incorporation to phase out the classified Board so that the Board is fully declassified by the 2024 annual meeting of shareholders (the "Declassification Amendment"). The Board recommends that shareholders approve the Declassification Amendment, which is attached to this Proxy Statement as Appendix III.

The proposed Declassification Amendment will amend Article Six of our Restated Certificate of Incorporation to provide that our classified Board structure will be phased out beginning at the 2022 annual meeting of shareholders such that from and after the 2024 annual meeting of shareholders, all directors will be up for election at each annual meeting and will serve for a term of one year and until such directors' successors are duly elected and qualified or until such directors' earlier death, resignation or removal.

Pursuant to the Declassification Amendment, the phaseout of the classified Board commences with the 2022 annual meeting of shareholders, at which the Class II directors will be up for election and each such director will be elected for a one-year term. At the 2023 annual meeting of shareholders, the Class II and Class III directors will be up for election, and each such director will be elected for a one-year term. Finally, at the 2024 annual meeting of shareholders, all classes of directors will be up for election, and each director elected at the 2024 annual meeting of shareholders (and at all annual meetings thereafter) will be elected for a one-year term and until his or her successor is duly elected and qualified or until such director's earlier death, resignation or removal. The phasing in of annual elections of directors over this period is designed so that the term of any incumbent director will not be shortened, and to ensure a smooth transition to a system of annual elections of all our directors.

The Declassification Amendment also provides that directors elected to fill any vacancy on the Board, or to fill newly created director positions resulting from an increase in the number of directors, before the 2024 annual meeting of shareholders would serve the remainder of the term for the class to which they are elected.

This description of the proposed Declassification Amendment is only a summary of the proposed amendments to our Restated Certificate of Incorporation and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of Article Six of our Restated Certificate of Incorporation, as proposed to be amended, a copy of which is attached to this Proxy Statement as Appendix III.

The affirmative vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote is required to approve this proposal.

If our shareholders approve the proposed Declassification Amendment, we intend to file with the Secretary of State of the State of Delaware a Certificate of Amendment setting forth the Declassification Amendment, which will become effective upon filing and effectiveness. If our shareholders approve the proposed Declassification Amendment and the Supermajority Elimination Amendment described in Proposal 5, we intend to file with the Secretary of State of the State of Delaware a Certificate of Amendment setting forth both the Supermajority Elimination Amendment and the Declassification Amendment, as set forth in Appendix IV to this Proxy Statement, which will become effective upon filing and effectiveness. The Declassification Amendment does not change the present number of directors or the Board's authority to change that number and to fill any vacancies or newly created directorships. The Board also intends to approve conforming amendments to our Bylaws, contingent upon shareholder approval of the Declassification Amendment.

SHAREHOLDER PROPOSAL

Proposal 7. Shareholder Proposal Seeking to Prohibit Accelerated Vesting of Equity Awards in Connection with a Change in Control

7. This shareholder-sponsored proposal requests that the Board adopt a policy prohibiting accelerated vesting of equity awards held by senior executive officers in the event of a change in control of MPC.

✗ The Board recommends a vote **AGAINST** this proposal.

We have been notified that the International Brotherhood of Teamsters, whose address is 25 Louisiana Avenue, NW, Washington, DC 20001, intends to present the following proposal for consideration at the 2021 Annual Meeting. The International Brotherhood of Teamsters has submitted documentation indicating that it is the beneficial owner of 105 shares of our common stock. We are not responsible for the contents of the proposal or supporting statement.

Shareholder Proposal and Supporting Statement

RESOLVED: The shareholders ask the Board of Directors of Marathon Petroleum Corp., to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive officer, provided, however, that the Board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro-rata basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2021 Annual Meeting.

SUPPORTING STATEMENT:

Marathon Petroleum Corp., (the "Company") has a policy that in a change in control situation the Company will generally provide senior executives with the full vesting of their unvested stock options, unvested restricted stock awards and outstanding performance units (paid out based on actual performance for the period up until the change of control, and target performance for the remaining period of the performance cycle).

We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with an executive's performance.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a pro rata basis as of his or her termination date, with the details of any pro rata award to be determined by the Compensation Committee.

Other major corporations, including; Apple, Chevron, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards. Research from James Reda & Associates found that over one-third of the largest 200 companies now pro rate, forfeit or only partially vest performance shares upon a change of control.

BOARD OF DIRECTORS' RESPONSE

The Board has carefully considered this proposal and recommends you vote AGAINST it.

Our Compensation and Organization Development Committee is comprised entirely of independent directors elected by our shareholders. The Board believes that our shareholders trust the Compensation and Organization Development Committee to design our executive compensation program in a way that is appropriate to drive the responsible, long-term growth of our business. The Committee continually evaluates our executive compensation programs to ensure they meet our goals of emphasizing pay for performance, aligning executive and shareholder interests and attracting, retaining and incentivizing talented executives. As discussed in more detail on pages 27 through 28, the Committee made a number of changes to our executive compensation program for 2020 and 2021 and will continue to evaluate and adjust as it deems appropriate. Implementing this policy would interfere with the Committee's discretion to design and monitor an effective executive compensation program that is responsive to business goals and market conditions.

Our long-term incentive awards are designed as "double-trigger," which means that in the event of a change in control, there is no accelerated vesting of the award unless the executive also experiences a "qualified termination" of employment (e.g., involuntarily terminated without cause or departs with "good reason"). This feature is widely recognized as a good governance practice, as it prevents senior executives from receiving an automatic windfall in the event of a change in control and serves as an incentive for the senior executives to continue with the Company through and after a change in control in order to receive the benefit of their unvested equity awards.

As discussed in more detail on pages 25 through 26, the Compensation and Organization Development Committee has designed our executive compensation program to place a heavy emphasis on pay for performance and align the interests of our executives with those of our shareholders. In furtherance of these goals, and as shown on page 31, approximately 65% (72% for our CEO) of our Named Executive Officers' compensation is awarded in the form of long-term incentive equity. A change in control creates uncertainty surrounding the plans of new ownership and whether, through loss of employment, executives will forfeit the value of their unvested equity awards. The Compensation and Organization Development Committee believes our current approach to accelerated vesting of outstanding equity awards upon a change in control and subsequent qualified termination serves the best interests of our shareholders by creating retention incentives and promoting direct alignment between shareholder and management interests during a time of uncertainty and potential disruption, such as a change in control. Such provisions enable executives to avoid distractions and potential personal conflicts of interest at a critical juncture for the Company, thus promoting a continued focus on the business and reducing the risk of management turnover.

The Board believes it is critical that we offer compensation and benefits that are competitive in the marketplace for talent. Based on our review, a substantial majority of companies–including many of the companies with which we compete for executive talent–fully vest outstanding equity awards upon a termination following a change in control. As a result, implementing the policy as outlined in the proposal could place us at a competitive disadvantage and jeopardize the objective of our executive compensation program to attract, retain, reward and incentivize exceptional, talented executives who will lead MPC in the successful execution of our strategy.

Our executive compensation program is designed to link executive pay with our shareholders' interests. We have a robust shareholder engagement program, and the Board incorporates shareholder feedback into its decision-making processes. Furthermore, we have consistently received strong support for our executive compensation program in the annual, advisory "say on pay" vote, with approximately 90% approval at our 2020 annual meeting of shareholders. We believe this strong support affirms our responsiveness to shareholders and their trust in the Compensation and Organization Development Committee to appropriately design and implement our executive compensation programs.

The Compensation and Organization Development Committee will continue to review our executive compensation program in light of evolving practices. At this time, however, the Board believes that the current structure of our executive compensation program is the most effective design to meet its ultimate objective of increasing shareholder value. For these reasons, the Board does not believe implementing this policy would be in the best interests of MPC or our shareholders and recommends you vote **AGAINST** this proposal.

OTHER INFORMATION

Stock Ownership Information

Security Ownership by Management

The following table shows the number of shares of MPC common stock and MPLX common units beneficially owned as of February 1, 2021, by each director, director nominee and NEO, and by all current directors and executive officers as a group. The address for each person is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio 45840. Unless otherwise indicated, to our knowledge, each person or member of the group listed has sole voting and investment power with respect to the securities shown, and none of the shares or units shown is pledged as security. As of February 1, 2021, there were 651,009,027 shares of MPC common stock outstanding and 1,037,860,097 MPLX common units outstanding.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Total Outstanding (%)	
	MPC Common Stock	MPLX Common Units	MPC	MPLX
Abdulaziz F. Alkhayyal	14,817	3,358	*	*
Evan Bayh	56,487	29,471	*	*
Raymond L. Brooks	299,305	37,765	*	*
Charles E. Bunch	24,612	12,514	*	*
Jonathan Z. Cohen	6,319	1,414	*	*
Steven A. Davis	41,986	44,805	*	*
Suzanne Gagle	161,105	33,534	*	*
Edward G. Galante	15,986	6,385	*	*
Timothy T. Griffith	426,538	46,076	*	*
Gary R. Heminger	3,441,758	295,875	*	*
Michael J. Hennigan	468,996	124,710	*	*
James E. Rohr	54,986	23,158	*	*
Kim K.W. Rucker	59,965	18,415	*	*
Frank M. Semple	5,213	597,754	*	*
J. Michael Stice	13,742	19,063	*	*
John P. Surma	55,387	43,583	*	*
Donald C. Templin	747,871	117,177	*	*
Susan Tomasky	20,243	2,203	*	*
All Current Directors and Executive Officers as a Group (19 individuals)	1,978,614	468,962	*	*

* Less than 1% of common shares or common units outstanding, as applicable.

MPC Common Stock beneficial ownership amounts include:

- Restricted stock unit awards that vest upon the director's retirement from service on the Board as follows: Mr. Alkhayyal, 14,817; Mr. Bayh, 45,387; Mr. Bunch, 18,997; Mr. Cohen, 6,319; Mr. Davis, 27,486; Mr. Galante, 9,573; Mr. Rohr, 27,486; Ms. Rucker, 9,573; Mr. Semple, 5,213; Mr. Stice, 13,742; Mr. Surma, 45,387; Ms. Tomasky, 9,573.

- For Messrs. Surma and Templin, includes shares of common stock held by or with spouse or by trust for the benefit of spouse.

- Shares of common stock indirectly beneficially held in trust as follows: Mr. Davis, 10,500; Mr. Heminger, 675,202; Mr. Rohr, 27,500; Mr. Surma, 10,000.

- All stock options exercisable within 60 days of February 1, 2021, as follows: Mr. Brooks, 228,971; Ms. Gagle, 136,060; Mr. Griffith, 362,275; Mr. Heminger, 2,513,724; Mr. Hennigan, 129,816; Mr. Templin, 637,558; all other executive officers, 139,103. Includes 1,909,020 stock options exercisable by the applicable current and former executive officers but not in the money as of February 1, 2021.

- Restricted stock unit awards that may be forfeited under certain conditions as follows: Mr. Brooks, 10,057; Ms. Gagle, 6,705; Mr. Griffith, 12,446; Mr. Heminger, 202,567; Mr. Hennigan, 306,062; Mr. Templin, 13,409; all other executive officers, 83,761.

- For Mr. Heminger, who ceased to serve as our President and Chief Executive Officer on March 17, 2020, and ceased to serve as the Chairman of our Board on April 29, 2020, amounts reported above reflect beneficial ownership of MPC common stock based on information last known or reasonably available to us.

MPLX Common Unit beneficial ownership amounts include:

- Phantom unit awards that settle in common units upon a director's retirement from service on the Board as follows: Mr. Alkhayyal, 3,358; Mr. Bayh, 5,471; Mr. Bunch, 4,084; Mr. Cohen, 1,414; Mr. Davis, 5,062; Mr. Galante, 2,203; Mr. Rohr, 5,062; Ms. Rucker, 2,203; Mr. Semple, 21,460; Mr. Stice, 18,363; Mr. Surma, 36,083; Ms. Tomasky, 2,203.

- For Mr. Templin, includes common units held by or with spouse.

- Common units indirectly beneficially held in trust as follows: Mr. Davis, 32,500; Mr. Heminger, 260,944; Mr. Rohr, 18,096; Mr. Semple, 527,517; Mr. Stice, 700.

- Phantom unit awards that may be forfeited under certain conditions as follows: Mr. Brooks, 22,168; Ms. Gagle, 17,101; Mr. Griffith, 16,951; Mr. Hennigan, 38,080; Mr. Templin, 31,314; all other executive officers, 11,215.

- For Mr. Heminger, who ceased to serve as our President and Chief Executive Officer on March 17, 2020, and ceased to serve as the Chairman of our Board on April 29, 2020, amounts reported above reflect beneficial ownership of MPLX common units based on information last known or reasonably available to us.

Security Ownership by Certain Beneficial Owners

The following table sets forth information as to each shareholder of whom we are aware that, based on filings with the SEC, beneficially owned 5% or more of the outstanding shares of our common stock as of December 31, 2020.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
	Number of Shares	Percent of Class				
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	69,144,468	10.6%	63,168,362	—	69,144,468	—
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	62,093,893	9.5%	—	1,028,442	59,359,551	2,734,342
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	38,761,346	6.0%	—	35,606,254	—	38,755,401

Percent of Class is based on 651,009,027 MPC shares outstanding as of February 1, 2021.

BlackRock, Inc. Amounts are derived from Schedule 13G/A filed with the SEC on January 27, 2021.

The Vanguard Group. Amounts are derived from Schedule 13G/A filed with the SEC on February 10, 2021.

State Street Corporation. Amounts are derived from Schedule 13G filed with the SEC on February 9, 2021.

Related Party Transactions

Policy and Procedures with Respect to Related Person Transactions

The Board has adopted a Related Person Transactions Policy to establish procedures for the notification, review, approval, ratification and disclosure of related person transactions. Our intent is to enter into or ratify a related person transaction only when the Board, acting through the Corporate Governance and Nominating Committee, determines that the transaction is in the best interests of our shareholders and us.

The Related Person Transactions Policy is available under the "Investors" tab of our website by selecting "Corporate Governance." The material features of the policy are:

► Annually, and at other times as circumstances require, directors, director nominees and executive officers must submit updated information sufficient for the Corporate Governance and Nominating Committee to identify the existence and evaluate possible related person transactions not previously approved or ratified. Known transactions with beneficial owners of 5% or more of our common stock are also assessed.

► Any related person transaction that has not been previously approved or ratified must be submitted to the Corporate Governance and Nominating Committee, which considers whether ratification, amendment or termination of the transaction is in the best interests of our shareholders and us.

► We may not hire any immediate family member of a director or executive officer unless approved by the Corporate Governance and Nominating Committee. If an employee's immediate family member becomes our director or executive officer, no material change in that employee's terms of employment, including compensation, may be made without the prior approval of the Corporate Governance and Nominating Committee.

Directors, Officers and Immediate Family Members

We entered into an aircraft time sharing agreement with Mr. Hennigan, effective January 1, 2021, pursuant to which Mr. Hennigan may elect to use Company aircraft for personal use from time to time on a time sharing basis. Mr. Hennigan will pay us for such use of the aircraft pursuant to the terms of the agreement. The transaction was approved by the Corporate Governance and Nominating Committee and will be reviewed on an annual basis consistent with our Related Person Transactions Policy described above. A copy of the aircraft time sharing agreement was filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2020.

Darla Burns, the sister of our former Chairman, President and CEO, Gary R. Heminger, serves as a project manager for one of our subsidiaries. Ms. Burns has been employed by our subsidiaries and us for over 30 years. In 2020, she was paid an aggregate of $237,056 in compensation.

Evan Barbosa, who serves as a manager in the MPLX investment analysis group, is the son-in-law of Steven A. Davis, a member of the Board since 2013. Mr. Barbosa previously was employed by Andeavor and joined MPC when we acquired Andeavor on October 1, 2018. Because of his relationship to Mr. Davis, Mr. Barbosa's continuing employment with the combined company was reviewed and approved by the Corporate Governance and Nominating Committee consistent with our policy as described above. In 2020, he was paid an aggregate of $254,373 in compensation and relocation assistance.

Relationship with MPLX

As of February 12, 2021, we owned through our affiliates approximately 62% of MPLX's outstanding common units. We also own through our affiliates 100% of MPLX GP, which in turn owns the non-economic general partner interest in MPLX. MPLX GP manages MPLX's operations and activities through its officers and directors. In addition, various of our officers and directors also serve as officers and/or directors of MPLX. Accordingly, we view transactions between MPLX and us as related party transactions and have provided the following disclosures with respect to such transactions during 2020. Unless the context otherwise requires, references in the following discussion to "we" or "us" refer to our affiliates and us.

Merger, Purchase and Sale Transactions

On July 31, 2020, Western Refining Southwest, Inc. (now known as Western Refining Southwest LLC) ("WRSW"), our wholly owned subsidiary, entered into a Redemption Agreement with MPLX, pursuant to which MPLX transferred to WRSW the Western wholesale distribution business, which it acquired as a result of its acquisition of Andeavor Logistics in 2019, in exchange for the redemption of 18,582,088 MPLX common units (valued at $340 million) held by WRSW. The transaction resulted in a minor decrease in our indirect ownership interest in MPLX.

Distributions

Pursuant to its partnership agreement, MPLX makes cash distributions to its unitholders, including us as the indirect holder of MPLX common units and TexNew Mex units. During 2020, MPLX distributed to us $1,794 million with respect to the common units and $5 million with respect to the TexNew Mex units. The TexNew Mex units were eliminated effective February 1, 2021.

Reimbursements

Under its partnership agreement, MPLX reimburses MPLX GP and its affiliates, including us, for all costs and expenses incurred on MPLX's behalf. The amount reimbursed by MPLX in 2020 was $2.4 million.

Transactions and Commercial and Other Agreements with MPLX

During 2020, pursuant to the agreements described below, we paid MPLX $3,578 million for services, $192 million for management services and $952 million for rent expenses; received $1,647 million in reimbursements for services provided and costs and expenses incurred on behalf of MPLX and for products sold to MPLX; and purchased $128 million of certain products from MPLX.

VARIOUS LONG-TERM, FEE-BASED COMMERCIAL AGREEMENTS	MPLX provides transportation, terminal and storage services to us, and we provide MPLX with minimum quarterly throughput volumes on crude oil and refined products systems, and minimum storage volumes of crude oil and refined products. We also pay a fixed fee for 100% of available capacity for boats, barges and third-party chartered equipment under the marine transportation service agreement.
OPERATING SERVICE AGREEMENTS	MPLX operates various pipelines owned by us, and we pay MPLX or its subsidiaries an operating fee for operating the assets and reimburse MPLX for all associated direct and indirect costs. Most of these agreements are indexed for inflation.
MANAGEMENT SERVICES AGREEMENT	Hardin Street Marine LLC, an MPLX subsidiary, receives a fixed annual fee for providing oversight and management services for our marine business. This fee is adjusted annually for inflation and any changes in the scope of the management services provided.
OMNIBUS AGREEMENTS	MPLX pays us a fixed annual fee for executive management services and general and administrative services, as well as any associated out-of-pocket costs and expenses. We have agreed to indemnify MPLX for certain matters, including environmental, title and tax matters.
VARIOUS EMPLOYEE SERVICES AGREEMENTS	MPLX reimburses us for employee benefit expenses and costs incurred for certain operational and management services.
TIME SHARING AGREEMENT	MPLX GP is entitled to use certain aircraft leased and operated by MPC in connection with the management and operations of MPLX. MPLX GP reimburses MPC for the costs associated with leasing and operating the aircraft based on MPLX GP's actual use of the aircraft.

Loan Agreement

MPC Investment LLC, our wholly owned subsidiary, is party to a loan agreement with MPLX. Under the terms of the agreement, MPC Investment extends loans to MPLX on a revolving basis as requested by MPLX and as agreed to by MPC Investment up to a maximum borrowing capacity of $1.5 billion in aggregate principal amount of loans at any time outstanding. The loan agreement is scheduled to expire, and borrowings under the loan agreement are scheduled to mature and become due and payable, on July 31, 2024, provided that MPC Investment may demand payment of all or any portion of the principal amount of any loans outstanding, together with all accrued and unpaid interest and other amounts (if any) payable under the agreement, at any time prior to the maturity date. Borrowings under the loan agreement bear interest at the one-month LIBOR rate plus 1.25%, or such lower premium then applicable under MPLX's revolving credit facility. During 2020, MPLX borrowed $6,264 million and repaid $6,858 million, resulting in an outstanding balance of $0 at December 31, 2020. Borrowings bore interest at an average rate of 2.278%.

FAQs About Voting and the Annual Meeting

Q. When and where is the Annual Meeting?

A. The 2021 Annual Meeting of Shareholders will be held on Wednesday, April 28, 2021, beginning at 10 a.m. EDT online at **www.virtualshareholdermeeting.com/MPC2021**.

Q. What am I voting on and how does the Board recommend that I vote?

A. The following table summarizes each proposal, the Board's voting recommendation for each proposal and the vote required for each proposal to pass.

Proposal	Board Recommendation	Page Reference	Voting Standard
Proposal 1. Elect four director nominees to Class I	**FOR** each nominee	2	Majority of votes cast for each director
Proposal 2. Ratify the independent auditor for 2021	**FOR**	23	Majority of votes cast
Proposal 3. Approve, on an advisory basis, our named executive officer compensation	**FOR**	65	Majority of votes cast
Proposal 4. Approve the Marathon Petroleum Corporation 2021 Incentive Compensation Plan	**FOR**	66	Majority of votes cast
Proposal 5. Amend the Certificate of Incorporation to eliminate the supermajority provisions	**FOR**	78	80% of outstanding shares entitled to vote
Proposal 6. Amend the Certificate of Incorporation to declassify the Board of Directors	**FOR**	79	80% of outstanding shares entitled to vote
Proposal 7. Shareholder proposal	**AGAINST**	80	Majority of shares present

Q. Who is entitled to vote?

A. You may vote if you held MPC common stock at the close of business on Tuesday, March 2, 2021, which is the record date for our Annual Meeting. On that date, there were 651,968,833 shares of our common stock outstanding and entitled to be voted at the Annual Meeting. Each share is entitled to one vote.

Q. How do I attend the virtual Annual Meeting?

A. If you plan to attend the virtual meeting, you must be a holder of MPC shares as of Tuesday, March 2, 2021. To participate in the virtual meeting, visit **www.virtualshareholdermeeting.com/MPC2021** and enter the 16-digit control number included in your Notice, proxy card or voting instruction form. You may begin to log in to the meeting platform beginning at 9:45 a.m. EDT on April 28, 2021. The meeting will begin promptly at 10 a.m. EDT on April 28, 2021.

The virtual meeting platform is supported across browsers and devices running the most updated version of applicable software and plug-ins. Participants should give themselves plenty of time to log in and ensure they have a strong Wi-Fi connection, and they can hear streaming audio prior to the start of the meeting.

If you encounter technical difficulties with the virtual meeting platform on the meeting day, please call the technical support number that will be posted on the meeting website. Technical support will be available starting at 9:45 a.m. EDT until the end of the meeting.

Q. How do I ask a question during the virtual Annual Meeting?

A. The question and answer session will include questions submitted in advance of, and questions submitted live during, the Annual Meeting. You may submit a question in advance of the meeting at **www.proxyvote.com** after logging in with your 16-digit control number. Questions may be submitted during the Annual Meeting through **www.virtualshareholdermeeting.com/MPC2021**.

Q.   How do I vote?

A.   Shareholders of record may vote either online during the virtual Annual Meeting or by proxy prior to the Annual Meeting. Whether or not you plan to participate in the virtual Annual Meeting, we encourage you to vote by proxy using one of the following options. If you attend the virtual Annual Meeting and vote during the meeting, that vote will override your proxy vote.



Via the Internet:
Follow the instructions in the Notice, proxy card or voting instruction form.



Call Toll-Free:
Call the toll-free number on your proxy card or voting instruction form.



Mail Signed Proxy Card:
Follow the instructions on your proxy card or voting instruction form.

Q.   How do I know whether I am a shareholder of record or a beneficial owner of shares?

A.   If your shares are registered in your name with our transfer agent, Computershare Trust Company N.A., you are a shareholder of record with respect to those shares, and you received the Notice or printed proxy materials directly from us. If your shares are held in an account at a brokerage firm, bank, broker-dealer or other similar organization, you are the "beneficial owner" of such shares and the Notice or printed proxy materials were forwarded to you by that organization. In that circumstance, the organization is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct the organization how to vote the shares held in your account.

Q.   How are votes counted?

A.   Each share counts as one vote.

Q.   May I change or revoke my vote?

A.   If you are a shareholder of record, you may change or revoke your vote before the Annual Meeting by submitting a subsequent proxy card, voting again via telephone or the internet, by written request to our Corporate Secretary prior to the meeting or by attending the virtual Annual Meeting and voting your shares online. Any change or revocation of your vote must be received by the applicable voting deadlines.

If you are a beneficial owner of shares, you must contact your broker or other intermediary with whom you have an account to change or revoke your voting instructions.

Q.   What is the voting requirement to approve each proposal?

A.   **Proposal 1**. Our Bylaws include a majority vote standard for uncontested director elections. Because the number of nominees does not exceed the number of directors to be elected at the Annual Meeting, the election of each director nominee is uncontested and thus requires a majority of the votes cast. Abstentions and broker non-votes will not be considered votes "cast" and will have no effect on the outcome. Any director nominee who does not receive a majority of the votes cast is required by our Bylaws to submit an irrevocable resignation to the Corporate Governance and Nominating Committee of the Board, which will make a recommendation to the Board as to whether to accept or reject the resignation or take other action. The Board would, within 90 days following certification of the election results, publicly disclose its decision regarding the resignation and, if such resignation was rejected, the rationale behind the decision.

Proposal 2 will be approved if it receives the affirmative vote of a majority of the votes cast. Abstentions will not be considered votes "cast" and will have no effect on the outcome. Because the ratification of an independent auditor is a routine matter on which brokers may vote, there will be no broker non-votes with respect to this proposal.

Proposal 3 will be approved if it receives the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will not be considered votes "cast" and will have no effect on the outcome. Although the advisory vote on this proposal is nonbinding, the Board will consider the results of the vote when making executive compensation decisions.

Proposal 4 will be approved if it receives the affirmative vote of a majority of the votes cast. Abstentions will have the same effect as votes against the proposal. Broker non-votes will not be considered votes "cast."

Each of **Proposals 5 and 6** will be approved if it receives the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote. Abstentions and broker non-votes will have the same effect as votes against the proposal.

Proposal 7 will be approved if it receives the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote. Abstentions and broker non-votes will have the same effect as votes against the proposal.

Q. **What are "broker non-votes?"**

A. The New York Stock Exchange permits brokers to vote their customers' shares on routine matters when the brokers have not received voting instructions from such customers. The ratification of an independent auditor is an example of a routine matter on which brokers may vote in this manner. Brokers may not vote their customers' shares on non-routine matters such as the election of directors or proposals related to executive compensation unless they have received voting instructions from their customers. Shares held by brokers on behalf of customers who do not provide voting instructions on non-routine matters are "broker non-votes."

Q. **Why did I receive a Notice in the mail regarding the internet availability of proxy materials instead of a full set of printed materials?**

A. We provide our proxy materials over the internet. Unless you request a printed copy of the proxy materials, we will send you a Notice explaining how to access the proxy materials over the internet. This allows us to expedite your receipt of proxy materials, conserve natural resources and lower the cost of the meeting. You can request proxy materials in printed form by following the instructions provided in the Notice.

Q. **Will I receive more than one copy of the proxy materials if multiple shareholders share my address?**

A. Unless we have received contrary instructions from one or more of the shareholders sharing your address, we will send only one set of proxy materials to your address. You may request a separate copy of proxy materials be sent to your address by calling (419) 421-3711 or by writing to Marathon Petroleum Corporation, Shareholder Services Office, 539 South Main Street, Findlay, OH 45840. Shareholders sharing an address who now receive multiple copies of the proxy materials may request delivery of a single set by calling us at the above number or writing to us at the above address.

Q. **What constitutes a quorum?**

A. Under our Bylaws, a quorum is a majority of the voting power of the outstanding shares of stock entitled to vote. Both abstentions and broker non-votes are counted in determining whether a quorum is present for the meeting.

Q. **Will any other matters be presented at the Annual Meeting?**

A. If any matters are presented at the Annual Meeting other than the proposals on the proxy card, the Proxy Committee will vote on them using their best judgment. Your signed proxy card, or internet or telephone vote, provides this authority. Under our Bylaws, notice of any matter (including director nominations outside of our proxy access process) to be presented by a shareholder for a vote at the Annual Meeting must have been received by December 16, 2020, and must have been accompanied by certain information about the shareholder presenting it.

Q. **How are proxies solicited and what are the costs of proxy solicitation?**

A. We will pay the costs of this solicitation of proxies. In addition to soliciting proxies by mail, our directors, officers and employees may solicit proxies by telephone, in person or by other means. They will not receive any extra compensation for this work. We have retained Innisfree M&A Incorporated, a professional proxy soliciting organization, to assist with the solicitation of proxies for a fee of $18,500, plus a charge for telephone solicitations and reimbursement for certain expenses. We will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation material to the beneficial owners of common stock, and we will reimburse them for reasonable out-of-pocket expenses that they incur in connection with forwarding the material.

Q. **When must shareholder proposals and director nominations be submitted for the 2022 annual meeting?**

A. In accordance with our Bylaws, shareholder proposals submitted for inclusion in our 2022 Proxy Statement must be received in writing by our Corporate Secretary no later than the close of business on November 15, 2021. Notices of shareholder director nominations for inclusion in our 2022 Proxy Statement must be received by our Corporate Secretary on or after October 16, 2021, and no later than November 15, 2021, and must comply with our proxy access Bylaw provisions. Shareholder proposals (including director nominations) submitted outside the process for inclusion in our 2022 Proxy Statement must be received from shareholders of record on or after November 15, 2021, and no later than December 15, 2021, and must be accompanied by certain information about the shareholder making the proposal, in accordance with our Bylaws.

APPENDIX I

MARATHON PETROLEUM CORPORATION
2021 INCENTIVE COMPENSATION PLAN

ARTICLE 1.   PURPOSE OF THE PLAN

The purpose of the Marathon Petroleum Corporation 2021 Incentive Compensation Plan (the "Plan") is to permit Marathon Petroleum Corporation (the "Company") to grant Awards to employees, directors, and/or certain consultants of the Company and its Subsidiaries and to provide to such persons incentives and rewards for performance and/or service.

ARTICLE 2.   DEFINITIONS

2.1. "*Award*" shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Other Share-Based Award, Performance Award or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the Plan.

2.2. "*Award Agreement*" shall mean any agreement, contract or other instrument, document or other type or form of writing approved or provided for by the Committee evidencing any Award hereunder, whether in writing or through an electronic medium.

2.3. "*Board*" shall mean the board of directors of the Company.

2.4. "*Code*" shall mean the Internal Revenue Code of 1986, as amended, and the regulations thereunder, as such law and regulations may be amended from time to time.

2.5. "*Committee*" shall mean the Compensation and Organization Development Committee of the Board (or its successor) or a subcommittee thereof formed by the Compensation and Organization Development Committee (or its successor) to act as the Committee hereunder.

2.6. "*Consultant*" shall mean any consultant or advisor who is a natural person and who provides services to the Company or any Subsidiary, so long as such person (a) renders bona fide services that are not in connection with the offer and sale of the Company's securities in a capital-raising transaction, (b) does not directly or indirectly promote or maintain a market for the Company's securities and (c) otherwise qualifies as a consultant under the applicable rules of the SEC for registration of shares of stock on a Form S-8 registration statement.

2.7. "*Director*" shall mean a member of the Board who is not an employee.

2.8. "*Dividend Equivalents*" shall have the meaning set forth in Section 12.6.

2.9. "*Employee*" shall mean any employee of the Company or any Subsidiary and any prospective employee conditioned upon, and effective not earlier than, such person becoming an employee of the Company or any Subsidiary.

2.10. "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time.

2.11. "*Fair Market Value*" shall mean, with respect to Shares as of any date, (a) the closing price of the Shares as reported on the principal U.S. national securities exchange on which the Shares are listed and traded on such date, or, if there is no closing price on that date, then on the last preceding date on which such a closing price was reported; (b) if the Shares are not listed on any U.S. national securities exchange but are quoted in an inter-dealer quotation system on a last sale basis, the final ask price of the Shares reported on the inter-dealer quotation system for such date, or, if there is no such sale on such date, then on the last preceding date on which a sale was reported; or (c) if the Shares are neither listed on a U.S. national securities exchange nor quoted on an inter-dealer quotation system on a last sale basis, the amount determined in good faith by the Committee to be the fair market value of the Shares as determined by the Committee in its sole discretion. The Committee is authorized to adopt another fair market value pricing method provided such method is stated in the applicable Award Agreement and is in compliance with the fair market value pricing rules set forth in Section 409A of the Code. The Fair Market Value of any property other than Shares shall mean the market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

2.12. "*Incentive Stock Option*" shall mean an Option which when granted is intended to qualify as an incentive stock option for purposes of Section 422 of the Code (or any successor provisions).

2.13. "*Option*" shall mean any right granted to a Participant under the Plan allowing such Participant to purchase Shares at such price or prices and during such period or periods as the Committee shall determine.

2.14. "*Other Share-Based Award*" shall have the meaning set forth in Article 8.

2.15. "*Participant*" shall mean an Employee, Director or Consultant who is selected by the Committee to receive an Award under the Plan.

2.16. "*Performance Award*" shall mean any Award of Performance Cash, Performance Shares or Performance Units granted pursuant to Article 9.

2.17. *"Performance Cash"* shall mean any cash award granted pursuant to Article 9 payable to the Participant upon the achievement of such performance goals as the Committee shall establish.

2.18. "*Performance Period*" shall mean the period established by the Committee during which any performance goals specified by the Committee with respect to a Performance Award are to be measured.

2.19. "*Performance Share*" shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant upon achievement of such performance goals as the Committee shall establish.

2.20. "*Performance Unit*" shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated amount of cash or property other than Shares, which value may be paid to the Participant upon achievement of such performance goals as the Committee shall establish.

2.21 *"Permitted Assignee"* shall have the meaning set forth in Section 12.3.

2.22. "*Prior Plan*" shall mean the Marathon Petroleum Corporation 2012 Incentive Compensation Plan, as amended or amended and restated from time to time.

2.23. "*Restricted Stock*" shall mean any Shares issued with the restriction that the holder may not sell, transfer, pledge or assign such Shares and with such other restrictions as the Committee, in its sole discretion, may impose, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.24. "*Restricted Stock Award*" shall have the meaning set forth in Article 7.

2.25. *"Restricted Stock Unit"* means an Award that is valued by reference to a Share, which value may be paid to the Participant in Shares or cash, or a combination of both, as determined by the Committee in its sole discretion upon the satisfaction of vesting restrictions as the Committee may establish, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.26. *"Restricted Stock Unit Award"* shall have the meaning set forth in Article 7.

2.27. *"SEC"* means the Securities and Exchange Commission.

2.28. "*Shares*" shall mean the shares of common stock of the Company, par value $0.01 per share, or any security into which such common stock may be changed by reason of any transaction or event of the type referred to in Section 12.2 of the Plan.

2.29. "*Stock Appreciation Right*" shall mean the right granted to a Participant pursuant to Article 6.

2.30. "*Subsidiary*" shall mean a corporation, company or other entity (a) more than 50% of whose outstanding stock or securities (representing the right to vote for the election of directors or other managing authority) are, or (b) which does not have outstanding stock or securities (as may be the case in a partnership, joint venture, limited liability company, unincorporated association or other similar entity), but more than 50% of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company; provided, however, that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, "Subsidiary" means any corporation in which the Company at the time owns or controls, directly or indirectly, more than 50% of the total combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of members of the board of directors of such corporation.

2.31. "*Substitute Awards*" shall mean Awards granted or Shares issued by the Company in assumption or conversion of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines. Substitute Awards may reflect the original terms of the awards being assumed, converted, substituted or exchanged, and need not comply with other specific terms of the Plan, and may account for Shares substituted for the securities covered by the original awards and the number of shares subject to the original awards, as well as any exercise or purchase prices applicable to the original awards, adjusted to account for differences in stock prices in connection with the applicable combination transaction.

ARTICLE 3.   SHARES SUBJECT TO THE PLAN

3.1 *Number of Shares*.

(a) As of the effective date of the Plan, and subject to adjustment as provided in Section 12.2 and the Share counting rules in this Article 3, a total of 20,500,000 Shares shall be authorized and available for Awards granted under the Plan, less one Share for every one Share that was subject to an award granted under the Amended and Restated Marathon Petroleum Corporation 2012 Incentive Compensation Plan, as amended, after December 31, 2020 and prior to the effective date of the Plan. Subject to the Share counting rules in this Article 3, each Share that is subject to an Award granted under the Plan shall be counted against this limit as one Share. After the effective date of the Plan (as provided in Section 13.13), no awards may be granted under the Prior Plan.

(b) If after the effective date of the Plan (i) any Shares subject to an Award are forfeited, an Award expires, is canceled, or an Award is settled for cash or is unearned (in each case in whole or in part), or (ii) any Shares subject to an award under the Prior Plan are forfeited, an award under the Prior Plan expires, is canceled, or an award under the Prior Plan is settled for cash or is unearned (in each case in whole or in part), then in each such case the Shares subject to such Award or award under the Prior Plan shall, to the extent of such forfeiture, expiration, cancellation, cash settlement or unearned amount, be added (or added back, as applicable) to the Shares available for Awards under the Plan, in accordance with Section 3.1(d) below. In the event that withholding tax liabilities arising from an Award other than an Option or Stock Appreciation Right or, after the effective date of the Plan, an award other than an option or stock appreciation right under the Prior Plan are satisfied by the tendering or other use of Shares (either actually or by attestation) or by the withholding of Shares by the Company, the Shares so tendered, otherwise used or withheld shall be added to the Shares available for Awards under the Plan in accordance with Section 3.1(d) below (provided, however, that such adding back of such Shares related to withholding tax purposes will be limited to 10 years from the date of the most recent stockholder approval of the Plan if such recycling involves Shares that have actually been issued by the Company). Notwithstanding anything to the contrary contained herein, after the effective date of the Plan the following Shares shall not be added (or added back, as applicable) to the Shares authorized and available for Awards under paragraph (a) of this Article 3: (1) Shares tendered or otherwise used by the Participant or withheld by the Company in payment of the purchase price of an Option or an option under the Prior Plan; (2) Shares tendered or otherwise used by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award of Options or Stock Appreciation Rights or options or stock appreciation rights under the Prior Plan; (3) Shares subject to a Stock Appreciation Right or a stock appreciation right under the Prior Plan that are not issued in connection with its stock settlement on exercise thereof; and (4) Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options or options under the Prior Plan. If, outside of the Plan and under a Company approved program or policy, an Employee elects and the Committee approves, for such Employee to give up the right to receive compensation in exchange for Shares based on fair market value, such Shares shall not count against the aggregate limit under paragraph (a) of this Article 3.

(c) Substitute Awards shall not reduce the Shares authorized and available for Awards under the Plan, nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided in paragraph (b) above. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary merges or combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition, merger or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition, merger or combination to determine the consideration payable to the holders of securities of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized and available for Awards under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided in paragraph (b) above); provided, however, that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition, merger or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition, merger or combination.

(d) Any Shares that again become available for Awards under the Plan pursuant to this Section shall be added as one Share for every one Share subject to Awards granted under the Plan or awards granted under the Prior Plan.

3.2. *Character of Shares*. Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise.

3.3. *Limit on Awards to Directors.* Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all Awards granted to any Director during any single calendar year, plus the total cash and other compensation paid to such Director, in each case for Director services rendered to the Company for such calendar year, shall not exceed $800,000 (except that this amount shall be increased by an additional $400,000 in the case of any non-executive chairman of the Board or lead director); provided, however, that the following items shall not be taken into account in applying the limitation described in this Section: (i) amounts paid to a Director during any period in which such individual was an Employee or Consultant (other than grants of awards paid for service in their capacity as a Director), (ii) any amounts paid or payable for director services for any Subsidiary; and (iii) any severance and other payments such as consulting fees paid to a Director for such Director's prior or current service to the Company or any Subsidiary other than serving as a Director. For the avoidance of doubt, any compensation that is deferred shall be counted toward this limit for the year in which it was first earned, and not when paid or settled if later.

ARTICLE 4. ELIGIBILITY AND ADMINISTRATION

4.1. *Eligibility*. Any Employee, Director or Consultant shall be eligible to be selected as a Participant.

4.2. *Administration*.

(a) The Plan shall be administered by the Committee; provided, however, that, at the discretion of the Board, the Plan may be administered by the Board, including with respect to the administration of any responsibilities and duties held by the Committee hereunder. The Committee shall have full power and authority, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to: (i) select the Employees, Directors and Consultants to whom Awards may from time to time be granted hereunder; (ii) determine the type or types of Awards to be granted to each Participant hereunder; (iii) determine the number of Shares (or dollar value) to be covered by each Award granted hereunder; (iv) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder; (v) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant; (vii) determine whether, to what extent and under what circumstances any Award shall be canceled or suspended, or vesting terms or other restrictions continued, waived or accelerated; (viii) interpret and administer the Plan and any instrument or agreement entered into under or in connection with the Plan, including any Award Agreement; (ix) correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect; (x) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xi) determine whether any Award, other than an Option or Stock Appreciation Right, will have Dividend Equivalents; and (xii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(b) Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Participant, and any Subsidiary. A majority of the members of the Committee may determine its actions, including fixing the time and place of its meetings. In addition, the Committee is authorized to take any action it determines in its sole discretion to be appropriate subject only to the express limitations contained in the Plan, and no authorization in any Plan section or other provision of the Plan is intended or may be deemed to constitute a limitation on the authority of the Committee.

(c) To the extent not inconsistent with applicable law, or the rules and regulations of the principal U.S. national securities exchange on which the Shares are traded, the Committee may (i) delegate to a committee or subcommittee of one or more Directors any of the authority of the Committee under the Plan, including the right to grant, cancel or suspend Awards and (ii) authorize one or more officers to do one or more of the following with respect to Employees who are not members of the Board or executive officers of the Company (in each case for purposes of Section 16 of the Exchange Act): (A) designate Employees to be recipients of Awards; (B) determine the number of Shares subject to (or otherwise the size of) such Awards to be received by such Employees; and (C) cancel or suspend Awards to such Employees; provided that (x) any resolution of the Committee authorizing such officer(s) must specify the total number of Shares subject to Awards that such officer(s) may so award and (y) the Committee may not authorize any officer to designate himself or herself as the recipient of an Award. To the extent permitted by law, the Committee may delegate to one or more of its members, to one or more officers of the Company, or to one or more agents or advisors, such administrative duties or powers as it may deem advisable, and the Committee, the subcommittee, or any person to whom duties or powers have been delegated as aforesaid, may employ one or more persons to render advice with respect to any responsibility the Committee, the subcommittee or such person may have under this Plan.

ARTICLE 5. OPTIONS

5.1. *Grant*. Options may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Any Option shall be subject to the terms and conditions of this Article and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

5.2. *Award Agreements*. All Options shall be evidenced by an Award Agreement in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the Plan. The terms and conditions of Options need not be the same with respect to each Participant. Granting an Option pursuant to the Plan shall impose no obligation on the recipient to exercise such Option. Any individual who is granted an Option pursuant to this Article may hold more than one Option granted pursuant to the Plan at the same time.

5.3. *Option Price*. Other than in connection with Substitute Awards, the option price per each Share purchasable under any Option granted pursuant to this Article shall not be less than 100% of the Fair Market Value of one Share on the date of grant of such Option; provided, however, that in the case of an Incentive Stock Option granted to a Participant who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Subsidiary, the option price per share shall be no less than 110% of the Fair Market Value of one Share on the date of grant. Other than pursuant to Section 12.2, the Committee shall not without the approval of the Company's stockholders (a) lower the option price per Share of an Option after it is granted, (b) cancel an Option when the option price per Share exceeds the Fair Market Value of one Share in exchange for cash or another Award (other than in connection with a Change in Control as defined in Section 11.3), or (c) take any other action with respect to an Option that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the Shares are listed.

5.4. *Option Term*. The term of each Option shall be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable on or after the tenth anniversary of the date the Option is granted; provided, however, that the term of the Option shall not exceed five years from the date the Option is granted in the case of an Incentive Stock Option granted to a Participant who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Subsidiary. An Award Agreement may provide that if on the last business day of the term of an Option (other than an Incentive Stock Option) (a) the exercise of the Option is prohibited by applicable law or (b) Shares may not be purchased or sold by certain employees or Directors of the Company due to the "blackout period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term of the Option shall be extended for a period of thirty (30) days following the end of the legal prohibition, blackout period or lock-up agreement, to the extent permissible under Section 409A.

5.5. *Exercise of Options*.

(a) The Award Agreement shall specify when Options vest and become exercisable. Vested Options granted under the Plan shall be exercised by the Participant (or by a Permitted Assignee thereof or the Participant's executors, administrators, guardian or legal representative, to the extent provided in an Award Agreement) as to all or part of the Shares covered thereby, by giving notice of exercise to the Company or its designated agent, specifying the number of Shares to be purchased. The notice of exercise shall be in such form, made in such manner, and shall comply with such other requirements consistent with the provisions of the Plan as the Committee may prescribe from time to time.

(b) Unless otherwise provided in an Award Agreement, full payment of such purchase price shall be made at the time of exercise and shall be made (i) in cash or cash equivalents (including certified check or bank check or wire transfer of immediately available funds), (ii) by tendering previously acquired Shares (either actually or by attestation) valued at their then fair market value, (iii) with the consent of the Committee, by delivery of other consideration having a fair market value on the exercise date equal to the total purchase price, (iv) with the consent of the Committee, by withholding Shares otherwise issuable in connection with the exercise of the Option, (v) through any other method specified in an Award Agreement or provided for by the Committee (including same-day sales through a broker, to the extent permitted by law), or (vi) any combination of any of the foregoing; provided, however, to the extent required by applicable law, that the Participant must pay in cash an amount not less than the aggregate par value (if any) of the Shares being acquired. In no event may any Option granted hereunder be exercised for a fraction of a Share.

(c) Notwithstanding the foregoing, an Award Agreement may provide that if on the last day of the term of an Option the Fair Market Value of one Share exceeds the option price per Share by some particular (or any) amount, the Participant has not exercised the Option (or a tandem Stock Appreciation Right, if applicable) and the Option has not expired, the Option shall be deemed to have been exercised by the Participant on such day with payment made by withholding Shares otherwise issuable in connection with the exercise of the Option. In such event, the Company shall deliver to the Participant the number of Shares for which the Option was deemed exercised, less the number of Shares required to be withheld for the payment of the total purchase price and required withholding taxes (subject to Section 13.2); provided, however, any fractional Share shall be settled in cash.

5.6. *Form of Settlement*. In its sole discretion, the Committee may provide that the Shares to be issued upon an Option's exercise shall be in the form of Restricted Stock or other similar securities.

5.7. *Incentive Stock Options.* The Committee may grant Incentive Stock Options to any employee of the Company or any Subsidiary, subject to the requirements of Section 422 of the Code. Solely for purposes of determining whether Shares are available for the grant of Incentive Stock Options under the Plan, the maximum aggregate number of Shares that may be issued pursuant to Incentive Stock Options granted under the Plan shall be 20,500,000 Shares, subject to adjustment as provided in Section 12.2.

ARTICLE 6.   STOCK APPRECIATION RIGHTS

6.1. *Grant*. The Committee may grant Stock Appreciation Rights (a) in tandem with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option, (b) in tandem with all or part of any Award (other than an Option) granted under the Plan or at any subsequent time during the term of such Award, or (c) without regard to any Option or other Award in each case upon such terms and conditions as the Committee may establish in its sole discretion.

6.2. *Terms and Conditions*. Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee, including the following:

(a) When Stock Appreciation Rights vest and become exercisable.

(b) Upon the exercise of a Stock Appreciation Right, the holder shall have the right to receive the excess of (i) the Fair Market Value of one Share on the date of exercise (or such amount less than such Fair Market Value as the Committee shall so determine at any time during a specified period before the date of exercise) over (ii) the grant price of the Stock Appreciation Right.

(c) The Committee shall determine in its sole discretion whether payment on exercise of a Stock Appreciation Right shall be made in cash, in whole Shares or other property, or any combination thereof.

(d) The terms and conditions of Stock Appreciation Rights need not be the same with respect to each recipient.

(e) The Committee may impose such other terms and conditions on the exercise of any Stock Appreciation Right, as it shall deem appropriate. A Stock Appreciation Right shall (i) have a grant price per Share of not less than the Fair Market Value of one Share on the date of grant or, if applicable, on the date of grant of an Option with respect to a Stock Appreciation Right granted in exchange for or in tandem with, but subsequent to, the Option (subject to the requirements of Section 409A of the Code) except in the case of Substitute Awards or in connection with an adjustment provided in Section 12.2, and (ii) have a term not greater than ten years. An Award Agreement may provide that if on the last business day of the term of a Stock Appreciation Right (x) the exercise of the Stock Appreciation Right is prohibited by applicable law or (y) Shares may not be purchased or sold by certain employees or Directors of the Company due to the "blackout period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term shall be extended for a period of thirty (30) days following the end of the legal prohibition, blackout period or lock-up agreement, to the extent permissible under Section 409A.

(f) An Award Agreement may provide that if on the last day of the term of a Stock Appreciation Right the Fair Market Value of one Share exceeds the grant price per Share of the Stock Appreciation Right by some particular (or any) amount, the Participant has not exercised the Stock Appreciation Right or the tandem Option (if applicable), and the Stock Appreciation Right has not otherwise expired, the Stock Appreciation Right shall be deemed to have been exercised by the Participant on such day. In such event, the Company shall make payment to the Participant in accordance with this Section, reduced by the number of Shares (or cash) required for withholding taxes (subject to Section 13.2); provided, however, any fractional Share shall be settled in cash.

(g) Other than pursuant to Section 12.2, the Committee shall not without the approval of the Company's stockholders (i) reduce the grant price of any Stock Appreciation Right after the date of grant, (ii) cancel any Stock Appreciation Right when the grant price per Share exceeds the Fair Market Value of one Share in exchange for cash or another Award (other than in connection with a Change in Control as defined in Section 11.3), or (iii) take any other action with respect to a Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the Shares are listed.

ARTICLE 7.   RESTRICTED STOCK AND RESTRICTED STOCK UNITS

7.1. *Grants*. Awards of Restricted Stock and of Restricted Stock Units may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan (a "Restricted Stock Award" or "Restricted Stock Unit Award," respectively), and such Restricted Stock Awards and Restricted Stock Unit Awards shall also be available as a form of payment of Performance Awards and other earned cash-based incentive compensation. The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Subsidiary as a condition precedent to the grant of Restricted Stock or Restricted Stock Units, subject to such minimum consideration as may be required by applicable law. The Award Agreement shall specify the vesting period for the Restricted Stock or Restricted Stock Units.

7.2. *Award Agreements*. The terms of any Restricted Stock Award or Restricted Stock Unit Award granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of Restricted Stock Awards and Restricted Stock Unit Awards need not be the same with respect to each Participant.

7.3. *Rights of Holders of Restricted Stock and Restricted Stock Units.* Unless otherwise provided in the Award Agreement, beginning on the date of grant of the Restricted Stock Award and subject to execution of the Award Agreement, the Participant shall become a stockholder of the Company with respect to all Shares subject to the Restricted Stock Award and shall have all of the rights of a stockholder, including the right to vote such Shares and the right to receive distributions made with respect to such Shares, except as otherwise provided in this Section. A Participant who holds a Restricted Stock Unit Award shall only have those rights specifically provided for in the Award Agreement; provided, however, in no event shall the Participant have voting rights with respect to such Award. Any Shares or any other property distributed as a dividend or otherwise with respect to any Restricted Stock Award or Restricted Stock Unit Award as to which the restrictions have not yet lapsed shall be subject to the same restrictions as such Restricted Stock Award or Restricted Stock Unit Award.

7.4. *Issuance of Shares.* Any Restricted Stock granted under the Plan may be evidenced in such manner as the Board may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company. Any such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock.

ARTICLE 8.   OTHER SHARE-BASED AWARDS

8.1. *Grants*. Other Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property ("Other Share-Based Awards"), including deferred stock units or Dividend Equivalents payable in Shares, may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Other Share-Based Awards shall also be available as a form of payment of other Awards granted under the Plan and other earned cash-based compensation. Cash awards, as an element of or supplement to Other Share-Based Awards, may also be granted hereunder to Participants.

8.2. *Award Agreements*. The terms of Other Share-Based Awards granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of such Awards need not be the same with respect to each Participant. Other Share-Based Awards may be subject to vesting restrictions during a vesting period as specified by the Committee. Any Shares or any other property distributed as a dividend or otherwise with respect to any Other Share-Based Award as to which any applicable restrictions have not yet lapsed shall be subject to the same restrictions as such Other Share-Based Award.

8.3. *Payment*. Except as may be provided in an Award Agreement, Other Share-Based Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Other Share-Based Awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Committee, on a deferred basis subject to the requirements of Section 409A of the Code.

8.4. *Deferral of Director Fees*. Directors may, if determined by the Board, receive Other Share-Based Awards in the form of deferred stock units in lieu of all or a portion of their annual retainer. In addition, if determined by the Board, Directors may elect to receive Other Share-Based Awards in the form of deferred stock units in lieu of all or a portion of their annual and committee retainers and annual meeting fees, provided that such election is made in accordance with the requirements of Section 409A of the Code. The Committee shall, in its absolute discretion, establish such rules and procedures as it deems appropriate for such elections and for payment in deferred stock units.

ARTICLE 9.   PERFORMANCE AWARDS

9.1. *Grants.* Performance Awards in the form of Performance Cash, Performance Shares or Performance Units, as determined by the Committee in its sole discretion, may be granted hereunder to Participants, for no consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee and may be based upon the criteria set forth in Section 10.1 or such other criteria as determined by the Committee in its discretion.

9.2. *Award Agreements.* The terms of any Performance Award granted under the Plan shall be set forth in an Award Agreement (or, if applicable, in a resolution duly adopted by the Committee) which shall contain provisions determined by the Committee and not inconsistent with the Plan, including whether such Awards shall have Dividend Equivalents. The terms of Performance Awards need not be the same with respect to each Participant.

9.3. *Terms and Conditions.* The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. The amount of the Award to be distributed shall be conclusively determined by the Committee.

9.4. *Payment.* Except as provided by the Committee or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis subject to the requirements of Section 409A of the Code.

ARTICLE 10.   PERFORMANCE GOALS

10.1. *Performance Goals.*   The Committee may determine that the distribution of cash, Shares or other property pursuant to an Award shall be subject to the achievement of one or more performance goals established by the Committee, which may be based on achievement with respect to one or more (or any combination) of the following: sales (including net sales); return on sales; revenue, net revenue, product revenue or system-wide revenue (including growth of such revenue measures); operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the Shares or any other publicly traded securities of the Company; market share; gross profits; gross or net profit margin; gross profit growth; net operating profit (before or after taxes); operating earnings; earnings or losses or net earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow (including operating cash flow and free cash flow) or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; cash flow return on capital; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; general and administrative expense savings; inventory control; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders equity; operating efficiencies; cost reductions or savings; market share; customer satisfaction; customer growth; employee satisfaction; productivity or productivity ratios; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company's third-party manufacturer) and validation of manufacturing processes (whether regarding the Company or the Company's third-party manufacturers)); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors); supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company's products); co-development, co-marketing, profit sharing, joint venture or other similar arrangements); financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; debt level year-end cash position; book value; factoring transactions; competitive market metrics; timely completion of new product roll-outs; timely launch of new facilities (such as new store openings, gross or net); sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); bookings; royalty income; implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures, succession and hiring projects, reorganization and other corporate transactions, expansions of specific business operations and meeting divisional or project budgets; safety, environmental, social, health or governance objectives; recruiting and maintaining personnel; and any other metric as approved by the Committee. Such performance goals also may be based solely by reference to the Company's performance or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.

10.2. *Adjustments.* If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the applicable performance goals unsuitable or requires an adjustment to the performance goals or achievement with respect to the performance goals, the Committee may in its discretion modify such performance goals or the actual levels of achievement regarding the performance goals, in whole or in part, as the Committee deems appropriate and equitable. Without limiting the foregoing, in calculating performance outcomes for an Award subject to performance goals, the Committee may provide for exclusion of the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges or events, (b) asset write-downs, (c) litigation or claim judgments or settlements, (d) acquisitions or divestitures, (e) reorganization or change in the corporate structure or capital structure of the Company, (f) an event either not directly related to the operations of the Company, Subsidiary, division, business segment or business unit or not within the reasonable control of management, (g) foreign exchange gains and losses, (h) a change in the fiscal year of the Company, (i) the refinancing or repurchase of bank loans or debt securities, (j), unbudgeted capital expenditures, (k) the issuance or repurchase of equity securities and other changes in the number of outstanding shares, (l) conversion of some or all of convertible securities to common stock, (m) any business interruption event (n) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles, or (o) the effect of changes in other laws or regulatory rules affecting reported results.

10.3. *Certification.* The Committee may adjust upwards or downwards the amount payable pursuant to performance-based Awards, and the Committee may waive the achievement of the applicable performance goals in its discretion or under special circumstances. The Committee must certify, or provide for the certification of, in writing, the amount of any performance-based Award earned for each Participant for an applicable performance period, before payment of the performance-based Award is made.

ARTICLE 11.   CHANGE IN CONTROL PROVISIONS

11.1. *General Impact on Certain Awards.* Subject to applicable law and the other terms of the Plan, for any particular Award, the Award Agreement (or the Committee) may provide for continued vesting or accelerated vesting (or other vesting modification) for the Award, or a change in the applicable exercisability provisions of the Award, in the event of a Change in Control (as defined in Section 11.3), as determined by the Committee. Unless otherwise provided in an Award Agreement, the Committee shall have the right to provide that in the event of a Change in Control (as defined in Section 11.3): Options and Stock Appreciation Rights outstanding as of the date of the Change in Control shall be canceled and terminated without payment if the Fair Market Value of one Share as of the date of the Change in Control is less than the per Share Option exercise price or Stock Appreciation Right grant price (or if the consideration offered in connection with the Change in Control is less than the per Share Option exercise price or Stock Appreciation Right grant price).

11.2. *Potential Change in Control Impacts on Certain Awards.*

(a) In an Award Agreement, the Committee may provide (among other potential choices) for the following treatment in the event of a Change in Control (as defined in Section 11.3): a Performance Award shall be either (i) considered to be earned and payable based on achievement of performance goals or based on target performance (either in full or pro rata based on the portion of Performance Period completed as of the date of the Change in Control or another date reasonably proximate thereto), and any limitations or other restrictions shall lapse and such Performance Awards shall be immediately settled or distributed, or (ii) converted into Restricted Stock or one or more Restricted Stock Unit Awards based on achievement of performance goals or based on target performance (either in full or pro rata based on the portion of Performance Period completed as of the date of the Change in Control or another date reasonably proximate thereto).

(b) In an Award Agreement, the Committee may also provide (among other potential choices) for the following treatment in the event of a Change in Control (as defined in Section 11.3): if the successor company continues, replaces, assumes or substitutes for an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award (or in which the Company is the ultimate parent corporation and continues the Award), if a Participant's employment with such successor company (or the Company) or a subsidiary thereof experiences a qualifying termination of employment or service within 24 months following such Change in Control (or such other period set forth in the Award Agreement, including prior thereto if applicable) and under the circumstances specified in the Award Agreement: (i) Options and Stock Appreciation Rights outstanding as of the date of such termination of employment or service will immediately vest, become fully exercisable, and may thereafter be exercised for 24 months (or the period of time set forth in the Award Agreement), (ii) the restrictions, limitations and other conditions applicable to Restricted Stock and Restricted Stock Units outstanding as of the date of such termination of employment or service shall lapse and the Restricted Stock and Restricted Stock Units shall become free of all restrictions, limitations and conditions and become fully vested, and (iii) the restrictions, limitations and other conditions applicable to any Other Share-Based Awards shall lapse, and such Other Share-Based Awards shall become free of all restrictions, limitations and conditions and become fully vested and transferable to the full extent of the original grant. For the purposes of this Section 11.2, or as otherwise described in the applicable Award Agreement, an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award shall be considered replaced, assumed or substituted for if following the Change in Control the Award confers the right to purchase or receive, for each Share subject to the Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award immediately prior to the Change in Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting the Change in Control by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award, for each Share subject thereto, will be solely common stock of the successor company with a fair market value substantially equal to the per Share consideration received by holders of Shares in the transaction constituting a Change in Control. The determination of whether fair market value is substantially equal shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding.

(c) In an Award Agreement, the Committee may also provide (among other potential choices) for the following treatment in the event of a Change in Control (as defined in Section 11.3): if the successor company does not continue, replace, assume or substitute for an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Share-Based Award (or in which the Company is the ultimate parent corporation and does not continue the Award), then immediately prior to the Change in Control: (i) those Options and Stock Appreciation Rights outstanding as of the date of the Change in Control that are not replaced, assumed or substituted for (or continued) shall immediately vest and become fully exercisable; (ii) restrictions, limitations and other conditions applicable to Restricted Stock and Restricted Stock Units that are not replaced, assumed or substituted for (or continued) shall lapse and the Restricted Stock and Restricted Stock Units shall become free of all restrictions, limitations and conditions and become fully vested; (iii) the restrictions, other limitations and other conditions applicable to any Other Share-Based Awards that are not replaced, assumed or substituted for (or continued) shall lapse, and such Other Share-Based Awards shall become free of all restrictions, limitations and conditions and become fully vested and transferable to the full extent of the original grant; and (iv) any performance-based Award shall be treated in accordance with the terms of the Award Agreement.

(d) In an Award Agreement, the Committee may also provide (among other potential choices) for the following treatment in the event of a Change in Control (as defined in Section 11.3): upon the occurrence of a Change in Control, each Option and Stock Appreciation Right outstanding shall terminate within a specified number of days after notice to the Participant, and/or that each Participant shall receive, with respect to each Share subject to such Option or Stock Appreciation Right, an amount equal to the excess of the Fair Market Value of such Share immediately prior to the occurrence of such Change in Control over the exercise price per Share of such Option and/or Stock Appreciation Right; such amount to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction) or in a combination thereof, as the Committee, in its discretion, shall determine.

11.3. *Change in Control.* For purposes of the Plan, unless otherwise provided in an Award Agreement, "Change in Control" means the occurrence (after the effective date of the Plan) of any of the following events (provided, however, that except with respect to paragraph (d) below, any definition of "Change in Control" in an Award Agreement may not provide that a Change in Control will occur prior to consummation or effectiveness of an actual change in control of the Company and may not provide that a "Change in Control" will occur solely upon the announcement, commencement, stockholder approval or other potential occurrence of any event or transaction that, if completed, would result in a change in control of the Company):

(a) Individuals who, as of the effective date of the Plan, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a member of the Board subsequent to such date whose election or nomination for election to the Board was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee to the Board, without written objection to such nomination) shall be an Incumbent Director; provided, however, that, for this purpose, no individual initially elected or nominated as a member of the Board as a result of an actual or threatened election contest with respect to Board membership or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(b) Any "person" (as such term is defined in the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "Company Voting Securities"); provided, however, that the event described in this paragraph (b) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (i) by the Company or any Subsidiary; (ii) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary; (iii) by any underwriter temporarily holding securities pursuant to an offering of such securities; (iv) pursuant to a Non-Qualifying Transaction, as defined in paragraph (c), or (v) by any person of Company Voting Securities from the Company, if a majority of the Incumbent Board approves in advance the acquisition of beneficial ownership of 35% or more of Company Voting Securities by such person;

(c) The consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its Subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or securities of another entity by the Company or any of its Subsidiaries (each, a "Business Combination"), unless, immediately following such Business Combination: (i) all or substantially all of the individuals and entities that were the beneficial owners of the Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (the "Surviving Corporation") (including an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries (such entity, the "Parent Corporation")) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Company Voting Securities, as the case may be, (ii) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation), is or becomes the beneficial owner, directly or indirectly, of 35% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (iii) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (i), (ii) and (iii) above shall be deemed to be a "Non-Qualifying Transaction"); or

(d) The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of more than 35% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; provided, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of the Company shall then occur.

ARTICLE 12. GENERALLY APPLICABLE PROVISIONS

12.1. *Amendment and Termination of the Plan*. The Board may, from time to time, alter, amend, suspend or terminate the Plan as it shall deem advisable, subject to any requirement for stockholder approval imposed by applicable law, including (except as permitted under Section 12.2) the rules and regulations of the principal U.S. national securities exchange on which the Shares are traded; provided that the Board may not amend the Plan in any manner that would result in noncompliance with Rule 16b-3 under the Exchange Act; and further provided that the Board may not, without the approval of the Company's stockholders, amend the Plan to (a) increase the number of Shares that may be the subject of Awards under the Plan (except for adjustments pursuant to Section 12.2), (b) expand the types of awards available under the Plan, (c) materially expand the class of persons eligible to participate in the Plan, (d) amend Section 5.3 or Section 6.2(g) to eliminate the requirements relating to minimum exercise price, minimum grant price and stockholder approval, or (e) increase the maximum permissible term of any Option specified by Section 5.4 or the maximum permissible term of a Stock Appreciation Right specified by Section 6.2(e). In addition, except as permitted under Section 12.2, no amendments to, or termination of, the Plan shall impair the rights of a Participant in any material respect under any Award previously granted without such Participant's consent.

12.2. *Adjustments*. In the event of any merger, reorganization, consolidation, recapitalization (or other change in the capital structure of the Company), dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, combination of shares, reverse stock split, spin-off, split-off, spin-out, split-up, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or similar transaction or event or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the Plan and to Awards in a manner the Committee deems equitable or appropriate to prevent dilution or enlargement of the rights of Participants that otherwise would result from such event or transaction, including such adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan or an Award, the limitations in Section 3.3, the maximum number of Shares that may be issued pursuant to Incentive Stock Options and, in the aggregate or to any Participant, in the number, class, kind and option or exercise price of securities subject to (and any other term/ provision of) outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company or entity); provided, however, that the number of Shares subject to any Award shall always be a whole number. Moreover, in the event of any such transaction or event or in the event of a Change in Control, the Committee may provide in substitution for any or all outstanding Awards such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and shall require in connection therewith the surrender of all Awards so replaced in a manner that complies with Section 409A of the Code.

12.3. *Transferability of Awards*. Except as provided below or as otherwise determined by the Committee, no Award and no related Shares that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution, and such Award may be exercised during the life of the Participant only by the Participant or the Participant's guardian or legal representative. To the extent and under such terms and conditions as explicitly consented to by the Committee, a Participant may assign or transfer an Award without consideration (each transferee thereof, a "Permitted Assignee") (a) to the Participant's spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (b) to a trust for the benefit of one or more of the Participant or the persons referred to in clause (a), (c) to a partnership, limited liability company or corporation in which the Participant or the persons referred to in clause (a) are the only partners, members or shareholders or (d) for charitable donations; provided that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations; and provided further that such Participant shall remain bound by the terms and conditions of the Plan. The Company shall cooperate with any Permitted Assignee and the Company's transfer agent in effectuating any transfer permitted under this Section. No Award shall be transferred for value.

12.4. *Termination of Employment or Services*. The Committee shall determine and set forth in each Award Agreement, or otherwise provide, whether any Awards evidenced by such Award Agreement will continue to be exercisable, accelerate or continue to vest or be earned and/or the terms of such exercise, continued or accelerated vesting or earning, including on and after the date that a Participant ceases to be employed by or to provide services to the Company or any Subsidiary (including as a Director), whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise. The date of termination of a Participant's employment or services will be determined by the Committee, which determination will be final. Unless provided otherwise in an Award Agreement or by the Committee, the change in status of providing service to the Company or a Subsidiary from one category of eligibility under the Plan to another (for example, the change in status from an Employee to a Director or Consultant) shall not by itself be considered a termination of employment for purposes of an Award and shall not, without the existence of a separate trigger, cause an Award to cease vesting according to its original terms.

12.5. *Deferral*. The Committee shall be authorized to establish procedures pursuant to which the payment of any eligible Award may be deferred.

12.6. *Dividend Equivalents*. Subject to the provisions of the Plan and any Award Agreement, the recipient of an Award other than an Option or Stock Appreciation Right may, if so determined by the Committee, be entitled to receive amounts equivalent to cash, stock or other property dividends on Shares ("Dividend Equivalents") with respect to the number of Shares covered by the Award, as determined by the Committee, in its sole discretion. The Committee may provide that the Dividend Equivalents (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested or accumulated and credited to a bookkeeping account. Notwithstanding the foregoing, any dividends (including payable in connection with Restricted Stock) or Dividend Equivalents (payable in connection with Awards other than Options or Stock Appreciation Rights) shall in all events be subject to the same restrictions and risk of forfeiture as the underlying Award and shall not be paid unless and until the underlying Award is vested or earned.

ARTICLE 13.   MISCELLANEOUS

13.1. *Award Agreements*. Each Award Agreement shall either be (a) in writing in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf, or (b) an electronic notice in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide; in each case, and if required by the Committee, the Award Agreement shall be executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Committee may require. The Committee may authorize any officer of the Company to execute any or all Award Agreements on behalf of the Company. The Award Agreement shall set forth or provide for the material terms and conditions of the Award as established by the Committee consistent with the provisions of the Plan.

13.2. *Tax Withholding*. The Company shall have the right to make all payments or distributions pursuant to the Plan to a Participant (or a Permitted Assignee thereof) net of any applicable federal, state and local (or other) taxes required to be paid or withheld as a result of (a) the grant of any Award, (b) the exercise of an Option or Stock Appreciation Right, (c) the delivery of Shares or cash, (d) the lapse of any restrictions in connection with any Award or (e) any other event occurring pursuant to the Plan. Subject to applicable law and compliance with Section 409A of the Code, the Company or any Subsidiary shall have the right to withhold from wages or other amounts otherwise payable to a Participant (or Permitted Assignee) such withholding taxes as may be required by law, or to otherwise require the Participant (or Permitted Assignee) to pay such withholding taxes. If the Participant (or Permitted Assignee) shall fail to make such tax payments as are required, the Company or its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant (or Permitted Assignee) or to take such other action as may be necessary to satisfy such withholding obligations. The Committee shall be authorized to establish procedures for election by Participants (or Permitted Assignees) to satisfy such obligation for the payment of such taxes by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value), or by directing the Company to retain Shares (up to the minimum required tax withholding rate for the Participant (or Permitted Assignee) or such other rate that will not cause an adverse accounting consequence or cost, in accordance with Company policy as authorized by the Committee) otherwise deliverable in connection with the Award.

13.3. *Right of Discharge Reserved; Claims to Awards*. Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Employee, Director or Consultant the right to continue in the employment or service of the Company or any Subsidiary or affect any right that the Company or any Subsidiary may have to terminate the employment or service of (or to demote or to exclude from future Awards under the Plan) any such Employee, Director or Consultant at any time for any reason. The Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment or other relationship. No Employee, Director or Consultant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees, Directors or Consultants under the Plan.

13.4. *Substitute Awards*. Notwithstanding any other provision of the Plan, the terms of Substitute Awards may vary from the terms set forth in the Plan to the extent the Committee deems appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

13.5. *Cancellation of Award; Forfeiture of Gain*.

(a)   Notwithstanding anything to the contrary contained herein, an Award Agreement may provide that, if the Participant, without the consent of the Company, while employed by or providing services to the Company or any Subsidiary or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any Subsidiary, as determined by the Committee in its sole discretion, then (i) any outstanding, vested or unvested, earned or unearned portion of the Award may, at the Committee's discretion, be canceled and (ii) the Committee, in its discretion, may require the Participant or other person to whom any payment has been made or Shares or other property have been transferred in connection with the Award to forfeit and pay over to the Company, on demand, all or any portion of the gain (whether or not taxable) realized upon the exercise of any Option or Stock Appreciation Right and the value realized (whether or not taxable) on the vesting or payment of any other Award during the time period specified in the Award Agreement.

(b)   All Awards granted under the Plan will be subject to recoupment in accordance with the Company's clawback policy, as may be adopted and/or amended from time to time, and any future clawback policy that the Company is required to adopt (and/or amend) pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate. No recovery of compensation under such a clawback policy will be an event giving rise to a right to voluntary terminate employment upon a "resignation for good reason," or for a "constructive termination" or any similar term under any plan of or agreement with the Company.

13.6. *Stop Transfer Orders*. All certificates for Shares delivered under the Plan pursuant to any Award shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the SEC, any stock exchange upon which the Shares are then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

13.7. *Nature of Payments*. All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or any Subsidiary, division or business unit of the Company or a Subsidiary. Any income or gain realized pursuant to Awards under the Plan constitutes a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under applicable law, as compensation for purposes of any of the employee benefit plans of the Company or any Subsidiary except as may be determined by the Committee or by the Board or board of directors of the applicable Subsidiary (or as may be required by the terms of such plan).

13.8. *Other Plans*. Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

13.9. *Severability*. The provisions of the Plan shall be deemed severable. If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction or by reason of change in a law or regulation, such provision shall (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect, and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable by a court of competent jurisdiction or any governmental regulatory agency, or impermissible under the rules of any securities exchange on which the Shares are listed, such unlawfulness, invalidity, unenforceability or impermissibility shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or impermissible, then such unlawfulness, invalidity or impermissibility shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid or impermissible and the maximum payment or benefit that would not be unlawful, invalid or impermissible shall be made or provided under the Plan.

13.10. *Construction*. As used in the Plan, the words "*include*" and "*including*," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "*without limitation*." Notwithstanding anything in the Plan or an Award Agreement to the contrary, nothing in the Plan or in an Award Agreement prevents a Participant from providing, without prior notice to the Company, information to governmental authorities regarding possible legal violations or otherwise testifying or participating in any investigation or proceeding by any governmental authorities regarding possible legal violations, and for purpose of clarity a Participant is not prohibited from providing information voluntarily to the SEC pursuant to Section 21F of the Exchange Act.

13.11. *Unfunded Status of the Plan.* The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver the Shares or payments in lieu of or with respect to Awards hereunder; provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

13.12. *Governing Law*. The Plan and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware, without reference to principles of conflict of laws, and construed accordingly.

13.13. *Effective Date of Plan; Termination of Plan*. The Plan shall be effective on the date of the approval of the Plan by the holders of the Shares entitled to vote at a duly constituted meeting of the stockholders of the Company. Awards may be granted under the Plan at any time and from time to time prior to the tenth anniversary of the effective date of the Plan, on which tenth anniversary date the Plan will expire except as to Awards then outstanding under the Plan; provided, however, in no event may an Incentive Stock Option be granted more than ten years after the earlier of (a) the date of the adoption of the Plan by the Board or (b) the effective date of the Plan as provided in the first sentence of this Section. Such outstanding Awards shall remain in effect until they have been exercised or terminated, or have expired.

13.14. *Foreign Employees and Consultants.* Awards may be granted to Participants who are not nationals of the United States of America or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Employees or Consultants providing services in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees or Consultants on assignments outside their home country. Moreover, the Committee may approve such supplements to or amendments, restatements or alternative versions of the Plan (including sub-plans) (to be considered part of the Plan) as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of the Plan as in effect for any other purpose, and the Secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as the Plan. No such special terms, supplements, amendments or restatements, however, will include any provisions that are inconsistent with the terms of the Plan as then in effect unless the Plan could have been amended to eliminate such inconsistency without further approval by the Company's stockholders.

13.15. *Compliance with Section 409A of the Code.* To the extent applicable, this Plan and Awards granted hereunder are intended to comply and shall be administered in a manner that is intended to comply with Section 409A of the Code, and they shall be construed and interpreted in accordance with such intent. To the extent that an Award or the payment, settlement or deferral thereof is subject to Section 409A of the Code, the Award shall be granted, paid, settled or deferred in a manner that will comply with Section 409A of the Code, including regulations or other guidance issued with respect thereto, except as otherwise determined by the Committee. Any provision of this Plan that would cause the grant of an Award or the payment, settlement or deferral thereof to fail to satisfy Section 409A of the Code shall be amended to comply with Section 409A of the Code on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A of the Code.

Neither a Participant nor any of a Participant's creditors or beneficiaries will have the right to subject any deferred compensation (within the meaning of Section 409A of the Code) payable under the Plan and Awards hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to a Participant or for a Participant's benefit under the Plan and Awards hereunder may not be reduced by, or offset against, any amount owed by a Participant to the Company or any of its Subsidiaries.

Should any payments made in accordance with the Plan to a "specified employee" (as defined under Section 409A of the Code) be determined to be payments from a nonqualified deferred compensation plan and are payable in connection with a Participant's "separation from service" (as defined under Section 409A of the Code), that are not exempt from Section 409A of the Code as a short-term deferral or otherwise, these payments, to the extent otherwise payable within six months after the Participant's separation from service, and to the extent necessary to avoid the imposition of taxes under Section 409A of the Code, will be paid in a lump sum on the earlier of the date that is the fifth business day of the seventh month after the Participant's date of separation from service or the date of the Participant's death.

Solely with respect to any Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is payable on account of a Change in Control (including any installments or stream of payments that are accelerated on account of a Change in Control), a Change in Control shall occur only if such event also constitutes a "change in the ownership," "change in effective control," and/or a "change in the ownership of a substantial portion of assets" of the Company as those terms are defined under Treasury Regulation §1.409A-3(i)(5), but only to the extent necessary to establish a time and form of payment that complies with Section 409A of the Code, without altering the definition of Change in Control for any purpose in respect of such Award.

Notwithstanding any provision of the Plan and Awards hereunder to the contrary, in light of the uncertainty with respect to the proper application of Section 409A of the Code, the Company reserves the right to make amendments to the Plan and Awards hereunder as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A of the Code. In any case, a Participant will be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant's account in connection with the Plan and Awards hereunder (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its affiliates will have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

13.16. *No Registration Rights; No Right to Settle in Cash.* The Company has no obligation to register with any governmental body or organization (including, without limitation, the SEC) any of (a) the offer or issuance of any Award, (b) any Shares issuable upon the exercise of any Award, or (c) the sale of any Shares issued upon exercise of any Award, regardless of whether the Company in fact undertakes to register any of the foregoing. In particular, in the event that any of (x) any offer or issuance of any Award, (y) any Shares issuable upon exercise of any Award, or (z) the sale of any Shares issued upon exercise of any Award are not registered with any governmental body or organization (including, without limitation, the SEC), the Company will not under any circumstance be required to settle its obligations, if any, under this Plan in cash. The Company will not be required to issue any fractional Shares pursuant to the Plan. The Committee may provide for the elimination of fractions or for the settlement of fractions in cash.

13.17. *Limitation of Liability; Indemnity*. No member of the Board or the Committee or any person to whom the Board or the Committee has delegated any of its authority under the Plan shall be liable for anything done or omitted to be done by him or her by any member of the Board or the Committee or by any delegate in connection with the performance of any duties under this Plan, except for his or her own willful misconduct or as expressly provided by statute. In accordance with the preceding sentence, to the extent allowable pursuant to applicable law, each member of the Committee or of the Board and any person to whom the Committee has delegated any of its authority under the Plan shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's certificate of incorporation or by-laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

13.18. *Captions*. The captions in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.

APPENDIX II

**PROPOSED AMENDMENT TO THE
MPC RESTATED CERTIFICATE OF INCORPORATION
(the Supermajority Elimination Amendment)**

Text of the proposed amendment (deletions are indicated by strikeouts and additions are indicated by underlining):

ARTICLE SIX
BOARD OF DIRECTORS

5. Removal of Directors. Subject to the rights, if any, of holders of Preferred Stock as set forth in any applicable Preferred Stock Designation, Directors of the Corporation may be removed from office only (a) by the Court of Chancery pursuant to Section 225(c) of the DGCL or (b) for cause by the affirmative vote of the holders of at least a majority ~~eighty percent (80%)~~ of the voting power of all then outstanding shares of capital stock of the Corporation generally entitled to vote in the election of Directors, voting together as a single class. Except as Applicable Laws otherwise provide, "cause" for the removal of a Director will be deemed to exist only if the Director whose removal is proposed: (i) has been convicted, or has been granted immunity to testify in any proceeding in which another has been convicted, of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal; (ii) has been found to have been grossly negligent or guilty of misconduct in the performance of his or her duties to the Corporation in any matter of substantial importance to the Corporation by a court of competent jurisdiction; or (iii) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his or her ability to serve as a Director of the Corporation.

ARTICLE EIGHT
AMENDMENTS OF THIS RESTATED CERTIFICATE

Notwithstanding anything in this Restated Certificate of Incorporation or the Bylaws of the Corporation to the contrary, the affirmative vote of the holders of at least a majority ~~eighty percent (80%)~~ of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, shall be required to alter, amend, repeal or restate any provision of this Restated Certificate of Incorporation. ~~; provided, however, that if any such alteration, amendment, repeal or restatement (except any alteration, amendment, repeal or restatement of Article SIX, this Article EIGHT or Article NINE) has been approved by the majority of the Directors then in office, then the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, will be sufficient to adopt such alteration, amendment, repeal or restatement. Any alteration, amendment, repeal or restatement to Article SIX, this Article EIGHT or Article NINE shall require the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, regardless of whether or not such alteration, amendment, repeal or restatement is approved by the majority of the Directors then in office.~~

APPENDIX III

PROPOSED AMENDMENT TO THE
MPC RESTATED CERTIFICATE OF INCORPORATION
(the Declassification Amendment)

Text of the proposed amendment (deletions are indicated by strikeouts and additions are indicated by underlining):

ARTICLE SIX
BOARD OF DIRECTORS

1. Authority of the Board. The business and affairs of the Corporation will be managed by or under the direction of the Board. In addition to the authority and powers conferred on the Board by the DGCL or by the other provisions of this Restated Certificate of Incorporation, the Board hereby is authorized and empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the DGCL, this Restated Certificate of Incorporation, any Preferred Stock Designation and any Bylaws of the Corporation; *provided, however*, that no Bylaws hereafter adopted, or any amendments thereto, will invalidate any prior act of the Board that would have been valid if such Bylaws or amendment had not been adopted.

2. Number of Directors. The number of Directors which will constitute the whole Board shall be fixed from time to time exclusively by, and may be increased or decreased from time to time exclusively by, the affirmative vote of a majority of the Directors then in office (subject to such rights of holders of a series of shares of Preferred Stock to elect one or more Directors pursuant to any provisions contained in any Preferred Stock Designation), but in any event will not be less than three (3) or greater than twelve (12). In the event of any change in the authorized number of Directors prior to the date of the 2024 annual meeting of stockholders, each Director then continuing to serve as such shall nevertheless continue as a Director of the class of which he or she is a member until the expiration of his or her current term, or the earlier of his or her death, resignation or removal. ~~The~~In the event of any increase in the authorized number of Directors prior to the date of the 2024 annual meeting of stockholders, the Board shall specify the class to which a newly created directorship shall be allocated.

3. Classification and Terms of Directors. ~~The~~ Prior to the date of the 2024 annual meeting of stockholders, the Directors (other than those Directors, if any, elected by the holders of any series of Preferred Stock pursuant to the Preferred Stock Designation for such series of Preferred Stock, voting separately as a class), will be divided into three classes as nearly equal in size as practicable: Class I, Class II and Class III. ~~Each Director~~Any Director elected prior to the date of the 2022 annual meeting of stockholders will serve for a three-year term expiring on the date of the third annual meeting of stockholders of the Corporation following the annual meeting of stockholders at which that Director was elected~~; *provided, however*, that the Directors first designated as Class I Directors will serve for a term expiring on the date of the annual meeting of stockholders next following the end of the calendar year 2011, the Directors first designated as Class II Directors will serve for a term expiring on the date of the annual meeting of stockholders next following the end of the calendar year 2012, and the Directors first designated as Class III Directors will serve for a term expiring on the date of the annual meeting of stockholders next following the end of the calendar year 2013~~. Each Director elected at the 2022 annual meeting of stockholders will be elected for a term expiring at the 2023 annual meeting of stockholders. Each Director elected at the 2023 annual meeting of stockholders will be elected for a term expiring at the 2024 annual meeting of stockholders. At the 2024 annual meeting of stockholders and at each annual meeting of stockholders thereafter, all Directors will be elected for a term expiring at the next annual meeting of stockholders. Each Director will hold office until the annual meeting of stockholders at which that Director's term expires and, the foregoing notwithstanding, serve until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal. Any Director elected by the holders of a series of Preferred Stock will be elected for the term set forth in the applicable Preferred Stock Designation.

4. Election and Succession of Directors. Election of Directors need not be by written ballot unless the Bylaws of the Corporation so provide. At each annual election prior to the date of the 2024 annual meeting of stockholders, the Directors chosen to succeed those whose terms then expire will be of the same class as the Directors they succeed, unless, by reason of any intervening changes in the authorized number of Directors, the

Board shall have designated one or more directorships whose term then expires as directorships of another class in order to more nearly achieve equality of number of Directors among the classes.

5. Removal of Directors. Subject to the rights, if any, of holders of Preferred Stock as set forth in any applicable Preferred Stock Designation, Directors of the Corporation may be removed from office only (a) by the Court of Chancery pursuant to Section 225(c) of the DGCL, ~~or~~ (b) ~~for cause~~ by the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all then outstanding shares of capital stock of the Corporation generally entitled to vote in the election of Directors, voting together as a single class: (i) but, prior to the date of the 2024 annual stockholders, only for cause and (ii)~~or (c)~~ on or after the date of the 2024 annual meeting of stockholders, with or without cause. Except as Applicable Laws otherwise provide, "cause" for the removal of a Director will be deemed to exist only if the Director whose removal is proposed: (i) has been convicted, or has been granted immunity to testify in any proceeding in which another has been convicted, of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal; (ii) has been found to have been grossly negligent or guilty of misconduct in the performance of his or her duties to the Corporation in any matter of substantial importance to the Corporation by a court of competent jurisdiction; or (iii) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his or her ability to serve as a Director of the Corporation.

6. Vacancies. Subject to the rights, if any, of holders of Preferred Stock as set forth in any Preferred Stock Designation, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board resulting from death, resignation, removal or other cause will be filled by the affirmative vote of a majority of the Directors remaining in office even if they represent less than a quorum of the Board, or by the sole remaining Director if only one Director remains in office. ~~Any~~Prior to the date of the 2024 annual meeting of stockholders, any Director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until that Director's successor shall have been elected and qualified or until his or her earlier death, resignation or removal. From and after the date of the 2024 annual meeting of stockholders, any Director elected in accordance with the first sentence of this paragraph 6 of Article SIX will hold office until the next succeeding annual meeting of stockholders and thereafter until his or her successor shall be elected and qualified or until his or her earlier death, resignation or removal. Except as a Preferred Stock Designation may provide otherwise with respect to a Director elected pursuant to such Preferred Stock Designation, no decrease in the number of Directors constituting the Board will shorten the term of any incumbent Director.

APPENDIX IV

**PROPOSED AMENDMENT TO THE
MPC RESTATED CERTIFICATE OF INCORPORATION
(combined Supermajority Elimination Amendment and Declassification Amendment)**

Text of the proposed amendment (deletions are indicated by strikeouts and additions are indicated by underlining):

**ARTICLE SIX
BOARD OF DIRECTORS**

    1. Authority of the Board. The business and affairs of the Corporation will be managed by or under the direction of the Board. In addition to the authority and powers conferred on the Board by the DGCL or by the other provisions of this Restated Certificate of Incorporation, the Board hereby is authorized and empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the DGCL, this Restated Certificate of Incorporation, any Preferred Stock Designation and any Bylaws of the Corporation; *provided, however*, that no Bylaws hereafter adopted, or any amendments thereto, will invalidate any prior act of the Board that would have been valid if such Bylaws or amendment had not been adopted.

    2. Number of Directors. The number of Directors which will constitute the whole Board shall be fixed from time to time exclusively by, and may be increased or decreased from time to time exclusively by, the affirmative vote of a majority of the Directors then in office (subject to such rights of holders of a series of shares of Preferred Stock to elect one or more Directors pursuant to any provisions contained in any Preferred Stock Designation), but in any event will not be less than three (3) or greater than twelve (12). In the event of any change in the authorized number of Directors <u>prior to the date of the 2024 annual meeting of stockholders</u>, each Director then continuing to serve as such shall nevertheless continue as a Director of the class of which he or she is a member until the expiration of his or her current term, or the earlier of his or her death, resignation or removal. ~~The~~<u>In the event of any increase in the authorized number of Directors prior to the date of the 2024 annual meeting of stockholders, the</u> Board shall specify the class to which a newly created directorship shall be allocated.

    3. Classification and Terms of Directors. ~~The~~ <u>Prior to the date of the 2024 annual meeting of stockholders, the</u> Directors (other than those Directors, if any, elected by the holders of any series of Preferred Stock pursuant to the Preferred Stock Designation for such series of Preferred Stock, voting separately as a class), will be divided into three classes as nearly equal in size as practicable: Class I, Class II and Class III. ~~Each Director~~<u>Any Director elected prior to the date of the 2022 annual meeting of stockholders</u> will serve for a three-year term expiring on the date of the third annual meeting of stockholders of the Corporation following the annual meeting of stockholders at which that Director was elected~~; *provided, however*, that the Directors first designated as Class I Directors will serve for a term expiring on the date of the annual meeting of stockholders next following the end of the calendar year 2011, the Directors first designated as Class II Directors will serve for a term expiring on the date of the annual meeting of stockholders next following the end of the calendar year 2012, and the Directors first designated as Class III Directors will serve for a term expiring on the date of the annual meeting of stockholders next following the end of the calendar year 2013~~. <u>Each Director elected at the 2022 annual meeting of stockholders will be elected for a term expiring at the 2023 annual meeting of stockholders. Each Director elected at the 2023 annual meeting of stockholders will be elected for a term expiring at the 2024 annual meeting of stockholders. At the 2024 annual meeting of stockholders and at each annual meeting of stockholders thereafter, all Directors will be elected for a term expiring at the next annual meeting of stockholders.</u> Each Director will hold office until the annual meeting of stockholders at which that Director's term expires and, the foregoing notwithstanding, serve until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal. Any Director elected by the holders of a series of Preferred Stock will be elected for the term set forth in the applicable Preferred Stock Designation.

    4. Election and Succession of Directors. Election of Directors need not be by written ballot unless the Bylaws of the Corporation so provide. At each annual election <u>prior to the date of the 2024 annual meeting of stockholders</u>, the Directors chosen to succeed those whose terms then expire will be of the same class as the Directors they succeed, unless, by reason of any intervening changes in the authorized number of Directors, the

Board shall have designated one or more directorships whose term then expires as directorships of another class in order to more nearly achieve equality of number of Directors among the classes.

5. Removal of Directors. Subject to the rights, if any, of holders of Preferred Stock as set forth in any applicable Preferred Stock Designation, Directors of the Corporation may be removed from office only (a) by the Court of Chancery pursuant to Section 225(c) of the DGCL, ~~or~~ (b) ~~for cause~~ by the affirmative vote of the holders of at least a majority ~~eighty percent (80%)~~ of the voting power of all then outstanding shares of capital stock of the Corporation generally entitled to vote in the election of Directors, voting together as a single class: (i) but, prior to the date of the 2024 annual stockholders, only for cause and (ii)~~or (c)~~ on or after the date of the 2024 annual meeting of stockholders, with or without cause. Except as Applicable Laws otherwise provide, "cause" for the removal of a Director will be deemed to exist only if the Director whose removal is proposed: (i) has been convicted, or has been granted immunity to testify in any proceeding in which another has been convicted, of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal; (ii) has been found to have been grossly negligent or guilty of misconduct in the performance of his or her duties to the Corporation in any matter of substantial importance to the Corporation by a court of competent jurisdiction; or (iii) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his or her ability to serve as a Director of the Corporation.

6. Vacancies. Subject to the rights, if any, of holders of Preferred Stock as set forth in any Preferred Stock Designation, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board resulting from death, resignation, removal or other cause will be filled by the affirmative vote of a majority of the Directors remaining in office even if they represent less than a quorum of the Board, or by the sole remaining Director if only one Director remains in office. ~~Any~~Prior to the date of the 2024 annual meeting of stockholders, any Director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until that Director's successor shall have been elected and qualified or until his or her earlier death, resignation or removal. From and after the date of the 2024 annual meeting of stockholders, any Director elected in accordance with the first sentence of this paragraph 6 of Article SIX will hold office until the next succeeding annual meeting of stockholders and thereafter until his or her successor shall be elected and qualified or until his or her earlier death, resignation or removal. Except as a Preferred Stock Designation may provide otherwise with respect to a Director elected pursuant to such Preferred Stock Designation, no decrease in the number of Directors constituting the Board will shorten the term of any incumbent Director.


ARTICLE EIGHT
AMENDMENTS OF THIS RESTATED CERTIFICATE


Notwithstanding anything in this Restated Certificate of Incorporation or the Bylaws of the Corporation to the contrary, the affirmative vote of the holders of at least a majority ~~eighty percent (80%)~~ of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, shall be required to alter, amend, repeal or restate any provision of this Restated Certificate of Incorporation.~~; provided, however, that if any such alteration, amendment, repeal or restatement (except any alteration, amendment, repeal or restatement of Article SIX, this Article EIGHT or Article NINE) has been approved by the majority of the Directors then in office, then the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, will be sufficient to adopt such alteration, amendment, repeal or restatement. Any alteration, amendment, repeal or restatement to Article SIX, this Article EIGHT or Article NINE shall require the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, regardless of whether or not such alteration, amendment, repeal or restatement is approved by the majority of the Directors then in office.~~



Marathon
Petroleum Corporation

MARATHON PETROLEUM CORPORATION   **I**   539 SOUTH MAIN STREET   **I**   FINDLAY, OHIO 45840